* Please see explanatory note below.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F
Amendment No. 3

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from ____________ to ____________

Commission file number  N/A

GOLDEN OASIS EXPLORATION CORP.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 750 – 580 Hornby Street
Vancouver, British Columbia, Canada V6C 3B6
(Address of principal executive offices)

Copy of communications to:
Ethan Minsky, Esq.
Clark Wilson LLP
Barristers and Solicitors
Suite 800 – 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Telephone:  604-687-5700    Facsimile:   604-687-6314

- ii -

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 20 ,054,471 common shares without par value issued and outstanding on June 30, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] YES   [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 [   ] YES   [   ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[   ] YES   [X] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ X ] ITEM 17  [   ] ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] YES   [X] NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] YES   [   ] NO

*Explanatory Note: We have amended the Form 20F to provide additional disclosure with respect to:

•

our Chief Executive Officer, Mr. Robert Eadie, please see Item 1, Section A;

•

the risk factors addressing conflicts of interest, please see Item 3, Section D;

•

we have updated some of the financial information provided in Item 5, Section A;

•

our policy regarding conflicts of interest in Item 6, Section A;

•

related party transactions in Item 7, Section B;

- iii -

•

in the Financial Statements for the Fiscal Year Ended July 31, 2007, we have indicated that the cumulative information from inception is unaudited;

•

we have deleted the financial statements for the three-month period ended October 31, 2007 and we have replaced them with unaudited financial statements for the nine-moth period ended April 30, 2008; and

•

in the Financial Statements for the Fiscal Year Ended July 31, 2006, we have repositioned the auditor’s report.

In addition, we have updated the balance of the disclosure to a more recent date.

- ii -

	I.	Subsidiary Information	80
Item 11	Quantitative and Qualitative Disclosures About Market Risk		80
Item 12	Description of Securities Other than Equity Securities		80
Part II			80
Item 13	Defaults, Dividend Arrearages and Delinquencies		80
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		80
Item 15	Controls and Procedures		80
Item 16	[Reserved]		80
	A.	Audit Committee Financial Expert	80
	B.	Code of Ethics	80
	C.	Principal Accountant Fees and Services	80
	D.	Exemptions from the Listing Standards for Audit Committees	80
	E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81
Part III			81
Item 17	Financial Statements		81
July 31, 2007 and 2006			82
April 30, 2008			109
Item 18	Financial Statements		132
Item 19	Exhibits		132
SIGNATURE			134

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this registration statement constitutes forward-looking statements. When used in this registration statement, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, lack of commercially exploitable mineral reserves, future prices of precious metals and minerals, as well as those factors discussed in the section entitled “Risk Factors” beginning on page 5, below.  Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

As used in this registration statement, the terms “we”, “us” and “our” mean Golden Oasis Exploration Corp. and our wholly owned subsidiary, Golden Oasis Exploration, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

Our financial statements for the year ended July 31, 2007 and 2006 have been reported on by Morgan & Company, Chartered Accountants, P.O. Box 10007 Pacific Centre, Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, Canada.  Our financial statements for the period from November 2, 2004 (date of incorporation) to July 31, 2005 have been reported on by Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia V6C 2T7, Canada.  Our financial statements for the nine months ended April 30, 2008 have been prepared by management and have neither been reviewed nor audited by Morgan & Company.

Item 1

Identity of Directors, Senior Management and Advisers

A.

Directors and Senior Management

The Directors and the senior management of our company as of June 30, 2008 are as follows:

Name	Business Address	Function
Robert Eadie	Suite 750, 580 Hornby Street Vancouver, British Columbia V6C 3B6 Canada

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.  Mr. Eadie was one of the founders of our company.

Richard Kern	4235 Christy Way Reno, NV 89519 U.S.A.

As our President, Mr. Kern is responsible for our exploration, development and mining operations and for management of our Nevada operations; as a director, Mr. Kern participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.  Mr. Kern was also one of the founders of our company.

Gary Arca	Suite 750, 580 Hornby Street Vancouver, British Columbia V6C 3B6 Canada

As our Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all of the financial aspects of our business and corporate governance and standards; as a director, Mr. Arca participates in management oversight and helps to ensure compliance with our corporate governance policies and standards

Gary Hawthorn	2806 Thorncliffe Dr. North Vancouver, British Columbia V7R 2S7 Canada	As an independent director, Mr. Hawthorn supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Hawthorn was also a founder of our company.
Peter Barnes(1)	Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada

As an independent director, Mr. Barnes supervises our management and helps to ensure compliance with our corporate governance policies and standards.  Mr. Barnes was also one of the founders of our company.

(1)

On January 18, 2008, Peter Barnes resigned as a director of the Company.

B.

Advisers

Our legal advisers are Clark Wilson LLP, Barristers & Solicitors, with a business address at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 and Lang Michener LLP, 1500 – 1055 West Georgia Street, P.O. Box 1117, Vancouver, British Columbia, Canada V6E 2N7.

C.

Auditors

Our auditors are Morgan & Company, Chartered Accountants, with a business address at Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, Canada.  Morgan & Company are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board (CPAB) and the U.S. Public Company Accounting Oversight Board (PCAOB).   Our previous auditors, Amisano Hanson, Chartered Accountants, with a business address at Suite 604 – 750 West Pender Street, British Columbia V6C 2T7, Canada, resigned as our auditors effective September 15, 2006.  Amisano Hanson, Chartered Accountants are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board (CPAB) and the U.S. Public Company Accounting Oversight Board (PCAOB).

Item 2

Offer Statistics and Expected Timetable

Not Applicable.

Item 3

Key Information

A.

 Selected Financial Data

The following table summarizes selected financial data for our company for the year ended July 31, 2007 and 2006 and for the period from November 2, 2004 (date of incorporation) to July 31, 2005 respectively.  The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 37, below.

Selected Financial Data
(Stated in CANADIAN Dollars)

Fiscal Years Ended July 31, 2007, 2006 and Period from November 2, 2004 (date of incorporation) to July 31, 2005 (Audited)

US GAAP	2007	2006	2005
Net Sales or Operating Revenue	NIL	NIL	NIL
Net Loss	$1,825,818	$1,226,555	$286,097
Net Loss from Operations	$1,825,818	$1,226,555	$286,097
Basic and Diluted Loss per Share	$0.10	$0.11	$0.05
US GAAP	At	At	At
	July 31,	July 31,	July 31,
	2007	2006	2005
Assets	$1,653,901	$3,384,036	$331,341
Current Assets	$1,311,271	$3,219,457	$239,382
Share Capital	$4,183,285	$4,121,285	$501,001
Common Stock	17,754,471	17,554,471	7,710,001
	common	common	common
	shares	shares	shares
Cash Dividends per Common Share	NIL	NIL	NIL

The following table summarizes selected financial data for our company for the nine months ended April 30, 2008 , 2007 and 2006 and as at April 30 and July 31, 2007 .  While the information is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position and results of operations for these interim periods.  The information in this table should be read in conjunction with those financial statements and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 37, below.

Selected Financial Data
(Stated in CANADIAN Dollars)

Nine months Ended April 30, 2008 and 2007 (Unaudited)

	Nine months	Nine months
US GAAP	Ended	Ended
	April 30,	April 30,
	2008	2007
Net Sales or Operating Revenue	NIL	NIL
Net Loss	$ 1,071,090	$ 1,185,952
Net Loss from Operations	$ 1,071,090	$ 1,185,952
Basic and Diluted Loss per Share	$ 0.02	$ 0.07
	At	At
US GAAP	April 30,	July 31,
	2008	2007
Assets	$ 1,032,428	$1,653,901
Current Assets	$ 463,144	$1,311,271
Share Capital	$ 4,551,009	$4,183,285
Common Stock	$ 20 ,054,471	$17,754,471
	common shares	common shares
Cash Dividends per Common Share	NIL	NIL

Disclosure of Exchange Rate History

On June 30 , 2008, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City by the Federal Reserve Bank of New York) was $0.9818 .  For the full financial years ended July 31, 2007 and 2006, the period beginning November 2, 2004 (date of incorporation) and ending July 31, 2005, and for the nine month period ending April 30, 2008 , the following average exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
July 31, 2005 (from November 2, 2004)	$1.2278
July 31, 2006	$1.1553
July 31, 2007	$1.1256

Three months Ended	Average
April 30, 2008	$1.0050

Nine months Ended	Average
April 30, 2008	$1.0054

During each of the most recent six months, the high and low exchange rates that were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (and based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was:

Months Ended	Low	High
January 31, 2008	$0.9644	$1.0151
February 29, 2008	$0.9805	$1.0298
March 31, 2008	$0.9732	$1.0162
April 30, 2008	$0.9739	$0.9979
May 31, 2008	$0.9816	$1.0163
June 30, 2008	$0.9726	$0.9989

B.

Capitalization and Indebtedness

Our authorized capital consists of unlimited number of shares of common stock without par value.  As of June 30 , 2008, we had 20 ,054,471 shares of our common stock issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and shows the capitalization of our company as of April 30, 2008 .  You should read this table in conjunction with our audited and unaudited financial statements, together with the accompanying notes and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 37, below.

As at April 30, 2008

Liabilities
Current, unsecured	$47,121
Long-term, Asset retirement obligation	23,914

$71,035
Shareholders’ Equity
Share capital	$4,285,285
Contributed Surplus	746,718
Deficit and Accumulated Other Comprehensive Income	(1,755,201)
$3,276,802

We have not issued any dividends since our incorporation on November 2, 2004.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

An investment in our common stock involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this registration statement in evaluating our company and our business before purchasing shares of our company’s common stock.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing our company.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Risks Associated with Mining

All of our properties are in the exploration stage.  There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities.  Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration.  If we do not discover any mineral resource in a commercially exploitable quantity, our business could fail.

All three of our Mineral properties have been examined by a professional geologist hired by our company. A geologist’s report is available for the Toiyabe property. It is publicly available by searching our company’s name and Toiyabe 43-101 on SEDAR’s website at www.sedar.com.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so.  If we do not, our business could fail.

A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission’s Industry Guide 7 is extremely remote; in all probability our mineral resource properties do not contain any ‘reserve’ and any funds that we spend on exploration will probably be lost.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources.  Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices.  Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation.  Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource.  If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs.  If we cannot accomplish these objectives, our business could fail.

We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to remain in compliance.  Current laws and regulations could be amended and we might not be able to comply with them, as amended.  Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms.  To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine.  If we cannot raise this additional capital, we will not be able to exploit the resource and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis.  If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks.  We do not currently insure against these risks.  In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Our operations will be subject to all the hazards and risks inherent in the exploration for mineral resources and, if we discover a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  We do not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence could have a material adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations.

We expect to derive revenues, if any, either from the sale of our mineral resource properties or from the extraction and sale of precious and base metals such as gold, silver and copper.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of our exploration properties and projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims.  If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties.  While we compete with these other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.

In identifying and acquiring mineral resource properties, we compete with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect our ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Our title to our resource properties may be challenged by third parties or the licenses that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We have investigated the status of our title to our mineral resource properties and we are satisfied that, except as described below, our title to these properties is properly registered in the name of our company.  There can be no assurance, however, that our right to explore our properties will not be revoked or altered to our detriment in the future, as the ownership and validity of mining claims and concessions are often uncertain and may be contested.  We believe that approximately 31 acres (1.7%) of the land covered by the mineral claims comprising our Toiyabe property may be subject to prior mineral claims and our ability to exploit those lands may therefore be subject to some doubt.  Until competing interests in these mineral lands have been determined, we can give no assurance as to the validity of our title to those lands.  Should anybody challenge the boundaries or the validity of our title to our properties, the resolution of dispute or the process of confirming our title could take substantial time and money.  Further, the preservation of title to our mineral properties will require that we continue to expend money or work the claims.  If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral properties could expire or be forfeit.

Risks Related To Our Company

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since the date of our incorporation in 2004, we have not yet located any mineral reserve.  As a result, we have never had any revenues from our operations.  In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine.  We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully.  At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development.  We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition.  There is no history upon which to base any assumption as to the likelihood that we will prove successful and we cannot provide investors with any assurance that we will generate any operating revenues or ever achieve profitable operations.

We have not generated any revenue from our business and we may need to raise additional funds in the near future.  If we are not able to obtain future financing when required, we might be forced to scale back or discontinue our business.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production.  We had cash and equivalents in the amount of $ 436,031 as of April 30, 2008 .  As at April 30, 2008 , we had working capital of $ 433,861 and as at June 30 , 2008 our working capital was approximately $ 308,265 .

During the 12 month period ending June 30 , 2009, we expect to spend approximately US$1,000,000 on the maintenance and exploration of our mineral properties and approximately $420,000 to $660,000 on the operation of our company.  We do not expect to earn any revenue from operations during this period.  We anticipate that we will need to raise approximately $ 1,200 ,000 in order to continue to explore our properties and pay our overhead during this 12 month period.  We will probably find it difficult to raise debt financing from traditional lending sources and we have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will be able to continue to do so or, if we can, that we would be able to do so on terms acceptable to our company.  We can therefore not give any assurance that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements.  If we fail to obtain financing when required, we may be forced to delay or postpone further exploration and development of our projects or we could lose one or more of our properties.

The fact that we have not generated any operating revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production.  From inception until April 30, 2008 , we have accumulated losses, calculated under U.S. GAAP, of $ 4,388,282 .  Our ability to continue as a going concern depends on our ability to obtain the necessary financing to meet our obligations and pay our liabilities arising from normal business operations when they come due.  Our financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should we be unable to continue as a going concern and therefore be required to realize on our assets and discharge our liabilities and commitments at amounts different from those reported in the financial statements.

These circumstances raise substantial doubt about our ability to continue as a going concern.  Our consolidated financial statements for the year ended July 31, 2007 do not reflect this doubt because the circumstances that raise it did not exist until after the date that they were prepared.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our officers and directors serve as directors or officers of, or have significant shareholdings in, other natural resource companies that engage in the search for additional business opportunities similar to those that we pursue.  To the extent that these companies participate in or desire to participate in opportunities that our company participates in or desires to participate in, our directors and officers may have a conflict of interest in respect of these opportunities, primarily in respect of the decision to pursue any such opportunity or in negotiating and concluding the terms of any participation.  Any of these conflicts could result in the loss to our company of a corporate opportunity or participation in the opportunity on terms that are less favourable to our company than they might have been if the conflict did not exist.

In addition, certain of our officers and directors serve as directors or officers of, or have significant shareholdings in, companies that provide, or that may in the future provide, services to our company.  To the extent that these companies provide services to our company or propose in the future to provide services to our company, these officers and directors may have a conflict of interest in choosing a service provider or in negotiating and concluding the terms of any agreement whereby those services are to be provided.  Any of these conflicts could result in our company deciding not to pursue an agreement with a service provider that it might otherwise have considered to be the best choice for the provision of the services in question or the decision to enter into an agreement for the provision of services on terms that might be less favourable to our company than they might have been if the conflict did not exist.

In addition, any of the conflicts of interest described in the preceding paragraphs could result in the decision, by any conflicted officer or director, to abstain from any discussion or vote in respect of the opportunity, which would deny to our company the expertise, experience and advice that the conflicted director or officer might otherwise have been able to contribute to the discussion and decision.

In addition to conflicts of interest that could arise in respect of the pursuit or allocation of corporate opportunities, conflicts of interest could arise from the conflicting demands for the allocation of time spent by each of our directors and officers between our company and these other companies.

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors for their acts, receipts, negligence or defaults and for any other loss, damage or expense incurred by them which occurs during the execution of their duties as officers or directors of our company, unless they failed to act honestly and in good faith with a view to the best interests of our company.  Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise have been of benefit to our company and our shareholders.

Exchange rate fluctuations may increase the costs of our operations.

Exchange rate fluctuations may affect the costs that we incur in our operations.  We have historically conducted our financing activities in Canadian dollars, but many of our expenditures, including primarily those that we propose to incur on our mineral exploration projects in the United States, will be in U.S. dollars.  Exchange rate fluctuations could increase the costs of our U.S. activities in Canadian dollars.

Risks Relating to our Securities

Trading in our common shares on the TSX Venture Exchange is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed on the TSX Venture Exchange under the symbol “GOT-V’.  The volume of trading in our common shares on the TSX Venture Exchange is often thin and has been and may continue to be subject to wide price fluctuations.  Our trading volume and the prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of our shares and may make it difficult for our shareholders to sell their shares or liquidate their investments, regardless of our operating performance.  If you invest in our common shares, you could lose some or all of your investment.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations or to acquire additional properties.  If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold.

We have granted and may in the future continue to grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons.  Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the TSX Venture Exchange).  The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our common shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

U.S. investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us.  Some of our directors and officers are residents of countries other than the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of any court of the United States.

Trading of our stock may be restricted by the SEC’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.”  The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company for United States federal income tax purposes during the 2004 tax year or in subsequent years.  We may be deemed a passive foreign investment company because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income.  Additionally, U.S. citizens should review the section entitled “Taxation-U.S. Federal Income Taxation – Passive Foreign Investment Companies” contained in this registration statement for a more detailed description of the passive foreign investment company rules and how those rules may affect their ownership of our capital shares.

If we are or become a passive foreign investment company, our U.S. shareholders may be subject to the following adverse tax consequences:

•

they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

•

they will be required to pay interest on taxes allocable to prior periods; and

•

the tax basis of our capital shares will not be increased to fair market value at the date of their date.

Item 4

Information on our Company

A.

History and Development of our Company

We were incorporated pursuant to the Business Corporations Act (British Columbia) on November 2, 2004 under the name 707729 B.C. Ltd.  On February 18, 2005, we changed our name to Golden Oasis Exploration Corp.  We have one active subsidiary, Golden Oasis Exploration, which was incorporated on February 9, 2005, in the state of Nevada for the purpose of carrying out our U.S. operations.

Our principal place of business is located at Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6.  Our telephone number at this address is: (604) 602-4935.

Our common shares are listed on the on the TSX Venture Exchange under the symbol “GOT-V”.

B.

Our Business

We are a mineral resource company engaged in the gold/silver exploration business.  The mineral resource business generally consists of three stages: exploration, development and production.  We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession).  After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues underground, possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.  If minerals are found, exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic.  A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

Our primary natural resource property is the Toiyabe property, situated in the northern Toiyabe Range in eastern Lander County, Nevada.  We also have options to acquire two other properties, the Lone Ranch property and the Empress Project.  We have not established the existence of any commercially viable mineral deposits at any of our mineral properties.

There is no assurance that a commercially viable mineral deposit exists on any of our properties and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).  Please refer to the section entitled “Risk Factors”, beginning on page 5 of this registration statement, for additional information about the risks of mineral exploration.

Revenues

We have not generated any revenues from any of our properties.

Principal Market

We do not currently have any market, as we have not yet identified any commercially viable mineral deposit on any of our properties.  If we succeed in identifying a commercially viable mineral deposit, our principal markets should consist of metals refineries and base metal traders and dealers.

Seasonality of our Business

Exploration at our properties can be conducted year-round.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

We are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

We compete with other mining companies for the acquisition of mineral interests and for the recruitment and retention of qualified employees.  Some of our competitors have greater financial resources and technical facilities than our company.  While we compete with these other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist worldwide for the sale of mineral products.  Therefore, we will likely be able to sell any mineral products that we identify and produce.

Governmental Regulations

Various levels of governmental controls and regulations address, among other things, the environmental impact of mineral exploration and mineral processing operations and establish requirements for decommissioning of mineral exploration properties after operations have ceased.  With respect to the regulation of mineral exploration and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various aspects of the operations, including health and safety standards.  Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mineral exploration properties following the cessation of operations and may require that some former mineral properties be managed for long periods of time.

Our exploration activities are subject to various levels of federal and state laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mineral exploration properties.  These laws and regulations include the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the Federal Land Policy and Management Act, the National Environmental Policy Act, the Resource Conservation and Recovery Act and the equivalents of these federal laws that have been adopted by the state of Nevada.

The state of Nevada adopted the Mined Land Reclamation Act in 1989 that established design, operation, monitoring and closure requirements for all mining operations in the state. The Mined Land Reclamation Act has increased the cost of designing, operating, monitoring and closing new mining facilities and could affect the cost of operating, monitoring and closing existing mining facilities.  New facilities are also required to provide a reclamation plan and financial assurance to ensure that the reclamation plan is implemented upon completion of operations.  The Mined Land Reclamation Act also requires reclamation plans and permits for exploration projects that will result in more than five acres of surface disturbance.

We plan to secure all necessary permits for our exploration activities on an ‘as-needed’ basis from time-to-time during the conduct of our exploration programs.  These permits are usually obtained from either the Bureau of Land Management (BLM) or the United States Forest Service.  Obtaining such permits usually requires the posting of small bonds for subsequent remediation of trenching, drilling and bulk-sampling.  We currently have two exploration permits in place. Both are with the Bureau of Land Management. Called a “Notice of Intent”, these permits allow the current drilling programs at our Toiyabe and Empress projects to proceed. As part of these permits, we have provided bonds to the BLM that cover the cost of reclamation of any surface disturbance done by the company. The bond for Toiyabe is $28,555 and the bond for Empress is $38,265.  After reclamation is completed to the satisfaction of the BLM the bonds are returned.

We do not anticipate discharging water into active streams, creeks, rivers, lakes or any other bodies of water without an appropriate permit.  We also do not anticipate disturbing any endangered species or archaeological sites nor do we anticipate that we will cause any damage to our properties.  Re-contouring and re-vegetation of disturbed surface areas will be completed pursuant to the applicable permits if and as required.  The cost of remediation work will vary according to the degree of physical disturbance.  It is difficult to estimate the cost of compliance with environmental laws since the full nature and extent of our proposed activities cannot be determined at present.

Mining Claims

In the state of Nevada, mineral interests may be owned by (a) the United States, (b) the state itself, or (c) private parties.

Where prospective mineral properties are owned by private parties or by the state, some type of property acquisition agreement is necessary in order for us to explore or develop such property.  Generally, these agreements take the form of long term mineral leases under which we would acquire the right to explore and develop the property in exchange for periodic cash payments during the exploration and development phase and a royalty, usually expressed as a percentage of gross production or net profits derived from the leased properties if and when mines on the properties are brought into production.  Other forms of acquisition agreements might be required if and when mines on the properties are brought into production.  These other forms of acquisition agreements might include exploration agreements coupled with an option to purchase, joint venture agreements and similar arrangements.

Where prospective mineral properties are held by the Untied States, mineral rights may be acquired through the location of unpatented mineral claims upon unappropriated federal land.  If the statutory requirements for the location of a mining claim are met, the locator obtains a valid possessory right to develop and produce minerals from the claim.  The right can be freely transferred and, provided that the locator is able to prove the discovery of locatable minerals on the claims, is protected against appropriation by the governmental without just compensation.  The claim locator also acquires the right to obtain a patent or fee title to his claim from the federal government upon compliance with certain additional procedures.

Mining claims are subject to the same risk of defective title that is common to all real property interests.  Additionally, mining claims are self-initiated and self-maintained and therefore, possess some unique vulnerabilities not associated with other types of property interests.  It is impossible to ascertain the validity of unpatented mining claims solely from an examination of the public real estate records and therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim.  If the validity of a patented mining claim is challenged by Federal Bureau of Land Management or the U.S. Forest Service on the grounds that mineralization has not been demonstrated, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon.  Such a challenge might be raised when a patent application is submitted or when the government seeks to include the land in an area to be dedicated to another use.

The nature of the mining claims in which our company has or has an option to acquire are discussed below, in Property, Plants and Equipment.

C.

Organizational Structure

We have one active subsidiary, Golden Oasis Exploration, which was incorporated on February 9, 2005, in Nevada to carry out U.S. operations.

D.

Property, Plants and Equipment

Our executive office is located at Suite 750 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. We lease 25% of a 2,441 square foot office that we share with other tenants.  Our share of the annual rent for this space will be $15,012 for each of our fiscal years ending on July 31, 2008 and 2009, respectively, and it will be $8,757 for the first seven months of our fiscal year 2010 until the lease for this space expires on February 28, 2010.  This office space accommodates all of our executive and administrative personnel and we believe that it is adequate for our current needs.  Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

Mineral Properties

We have options to acquire interests in three mineral properties known as (i) the Toiyabe property; (ii) the Lone Ranch Property; and (iii) the Empress Project.  Each of these properties is discussed in detail below.

To date, we have concentrated the bulk of our exploration efforts and expenditures on the Toiyabe Property, which is located in the northern Toiyabe Range, eastern Lander County, Nevada.  During the next 12 months, we intend to continue to focus our efforts primarily on this property.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, including the Toiyabe Property, or that we will be able to identify any mineral resource on any of these properties that can be developed profitably.  Even if we do discover commercially exploitable levels of mineral resources on any of our properties, which is unlikely, there can be no assurance that we will be able to enter into commercial production of our mineral properties.

The following is a brief description of each of our mineral properties.

The Toiyabe Property

Acquisition

On January 23, 2005, we entered into an option agreement with MinQuest Inc. of Reno Nevada, a private company controlled by Richard Kern, who is the President and a director of our company.  This agreement was amended on May 15, 2005 and again on November 30, 2005.  Under the agreement, as amended, MinQuest granted us the right to earn an undivided 100% interest in the Toiyabe Property, subject to a 3% net smelter royalty in favour of MinQuest.  In order to earn our interest in the Toiyabe Property, we were required to reimburse MinQuest for all costs associated with their acquisition of the property (US$41,856, all of which have been paid), pay US$1,000,000 in cash, issue 500,000 common shares and spend at least US$2,500,000 on the exploration of the property in stages as follows:

(a)

pay US$25,000 upon signing the agreement (we have paid this amount) and issue 50,000 shares of our common stock (we have issued these shares) on or before August 15, 2005;

(b)

pay US$30,000 (we have paid this amount), issue 100,000 shares of our common stock (we have issued these shares) and incur at least US$125,000 in exploration expenditures by August 15, 2006 (we have incurred this amount);

(c)

pay US$45,000 (we have paid this amount), issue 150,000 shares of our common stock (we have issued these shares) and incur at least US$175,000 in exploration expenditures by August 15, 2007 (we have incurred this amount);

(d)

pay US$60,000, issue 200,000 shares of our common stock and incur at least US$200,000 in exploration expenditures (we have incurred this amount) by August 15, 2008;

(e)

pay US$80,000 and incur at least US$275,000 in exploration expenditures (we have incurred this amount) by August 15, 2009;

(f)

pay US$100,000 and incur at least US$325,000 in exploration expenditures (we have incurred this amount) by August 15, 2010;

(g)

pay US$120,000, and incur at least US$375,000 in exploration expenditures (we have incurred this amount) by August 15, 2011;

(h)

pay US$140,000 and incur at least US$400,000 in exploration expenditures by August 15, 2012; and

(i)

pay US$400,000 and incur at least US$625,000 in exploration expenditures by August 15, 2013.

We have the right to purchase up to one half of the net smelter royalty for US$2,000,000 for each 1% of the royalty purchased (total of $3,000,000 for the entire 1.5%).  During the term of the option agreement we are responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work.  We estimate that it will cost our company approximately US$22,110 per year in rental fees to maintain the claims in good standing.

On July 25, 2005, we entered into an agreement with Newmont USA Limited and Newmont Capital Limited pursuant to which Newmont USA provided us with certain proprietary technical information relating to the Toiyabe property.  As consideration for the data, we granted to Newmont Capital a right of first refusal, exercisable for 90 years, with respect to any offer, joint venture, lease, sale, grant or other disposition of the Toiyabe property by our company.

In May 2006, we obtained a right to acquire an additional 77 unpatented claims, under the option agreement with MinQuest Inc.,  in the Toiyabe area, giving us an additional 1,540 acres or 2.5 square miles of ground to explore and develop pursuant to the option agreement described above.

Mineral Claims

The Toiyabe property consists of 165 unpatented, Federal, lode contiguous, and unsurveyed mineral claims, each claim covering 20.66 acres, for a total of 3,409 acres.  Certain of these claims may cover pre-existing claims that have rights to the land in conflict with our rights.  The actual location of unpatented mineral claims can only be confirmed by a field inspection of the location of claim monuments and how they relate to the monuments of older, pre-existing claims.  In fact some of the conflicts may not actually exist and there may be other conflicts that are not apparent from the printed documents.  We are currently conducting a field inspection of all company claims and other older claims.  Field inspection to date indicates that up to approximately 31 acres of the Toiyabe block may belong to unrelated third parties.

Unpatented mining claims are generally considered subject to greater title risks than patented mining claims or real property interests that are owned in fee simple.  To remain valid, unpatented claims are subject to annual maintenance fees of $125 per claim.  The $125 per claim fees for 2007-2008 have been paid.

The Toiyabe property is described as follows:

CLAIM NAME	DATE RECORDED	NMC NUMBER	EXPIRATION
Pinto 5	Oct. 19, 2004	879982	Sept. 1, 2008
Pinto 6	Oct. 19, 2004	879983	Sept. 1, 2008
Pinto 7	Oct. 19, 2004	879984	Sept. 1, 2008
Pinto 8	Oct. 19, 2004	879985	Sept. 1, 2008
Pinto 9	Oct. 19, 2004	879986	Sept. 1, 2008
Pinto 10	Oct. 19, 2004	879987	Sept. 1, 2008
Pinto 11	Oct. 19, 2004	879988	Sept. 1, 2008
Pinto 12	Oct. 19, 2004	879989	Sept. 1, 2008
Pinto 21	Oct. 19, 2004	879990	Sept. 1, 2008
Pinto 22	Oct. 19, 2004	879991	Sept. 1, 2008
Pinto 23	Oct. 19, 2004	879992	Sept. 1, 2008
Pinto 24	Oct. 19, 2004	879993	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	NMC NUMBER	EXPIRATION
Pinto 25	Oct. 19, 2004	879994	Sept. 1, 2008
Pinto 26	Oct. 19, 2004	879995	Sept. 1, 2008
Pinto 27	Oct. 19, 2004	879996	Sept. 1, 2008
Pinto 28	Oct. 19, 2004	879997	Sept. 1, 2008
Pinto 29	Oct. 19, 2004	879998	Sept. 1, 2008
Pinto 30	Oct. 19, 2004	879999	Sept. 1, 2008
Pinto 31	Oct. 19, 2004	880000	Sept. 1, 2008
Pinto 32	Oct. 19, 2004	880001	Sept. 1, 2008
Pinto 33	Oct. 19, 2004	880002	Sept. 1, 2008
Pinto 49	Oct. 19, 2004	880003	Sept. 1, 2008
Pinto 50	Oct. 19, 2004	880004	Sept. 1, 2008
Pinto 70	Oct. 19, 2004	880005	Sept. 1, 2008
Pinto 77	Oct. 19, 2004	880006	Sept. 1, 2008
Pinto 78	Oct. 19, 2004	880007	Sept. 1, 2008
Pinto 82	Oct. 19, 2004	880008	Sept. 1, 2008
Pinto 83	Oct. 19, 2004	880009	Sept. 1, 2008
Pinto 84	Oct. 19, 2004	880010	Sept. 1, 2008
Pinto 85	Oct. 19, 2004	880011	Sept. 1, 2008
Pinto 86	Oct. 19, 2004	880012	Sept. 1, 2008
Pinto 87	Oct. 19, 2004	880013	Sept. 1, 2008
Pinto 88	Oct. 19, 2004	880014	Sept. 1, 2008
Pinto 98	Oct. 19, 2004	880015	Sept. 1, 2008
Pinto 99	Oct. 19, 2004	880016	Sept. 1, 2008
Pinto 100	Oct. 19, 2004	880017	Sept. 1, 2008
Pinto 101	Oct. 19, 2004	880018	Sept. 1, 2008
Pinto 102	Oct. 19, 2004	880019	Sept. 1, 2008
Pinto 103	Oct. 19, 2004	880020	Sept. 1, 2008
Panda 13	Oct. 19, 2004	880021	Sept. 1, 2008
Panda 14	Oct. 19, 2004	880022	Sept. 1, 2008
Panda 15	Oct. 19, 2004	880023	Sept. 1, 2008
Panda 16	Oct. 19, 2004	880024	Sept. 1, 2008
Panda 17	Oct. 19, 2004	880025	Sept. 1, 2008
Panda 18	Oct. 19, 2004	880026	Sept. 1, 2008
Panda 19	Oct. 19, 2004	880027	Sept. 1, 2008
Panda 20	Oct. 19, 2004	880028	Sept. 1, 2008
Panda 51	Oct. 19, 2004	880029	Sept. 1, 2008
Panda 52	Oct. 19, 2004	880030	Sept. 1, 2008
Panda 71	Oct. 19, 2004	880031	Sept. 1, 2008
Panda 72	Oct. 19, 2004	880032	Sept. 1, 2008
Panda 73	Oct. 19, 2004	880033	Sept. 1, 2008
Panda 74	Oct. 19, 2004	880034	Sept. 1, 2008
Panda 75	Oct. 19, 2004	880035	Sept. 1, 2008
Panda 76	Oct. 19, 2004	880036	Sept. 1, 2008
Spigot 14	Oct. 19, 2004	880037	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	NMC NUMBER	EXPIRATION
Spigot 16	Oct. 19, 2004	880038	Sept. 1, 2008
Spigot 18	Oct. 19, 2004	880039	Sept. 1, 2008
Spigot 20	Oct. 19, 2004	880040	Sept. 1, 2008
Spigot 22	Oct. 19, 2004	880041	Sept. 1, 2008
Spigot 24	Oct. 19, 2004	880042	Sept. 1, 2008
Spigot 26	Oct. 19, 2004	880043	Sept. 1, 2008
Spigot 28	Oct. 19, 2004	880044	Sept. 1, 2008
Spigot 30	Oct. 19, 2004	880045	Sept. 1, 2008
Spigot 32	Oct. 19, 2004	880046	Sept. 1, 2008
Spigot 40	Oct. 19, 2004	880047	Sept. 1, 2008
Spigot 42	Oct. 19, 2004	880048	Sept. 1, 2008
Spigot 45	Oct. 19, 2004	880050	Sept. 1, 2008
Spigot 46	Oct. 19, 2004	880051	Sept. 1, 2008
Spigot 48	Oct. 19, 2004	880052	Sept. 1, 2008
Spigot 57	Oct. 19, 2004	880053	Sept. 1, 2008
Spigot 58	Oct. 19, 2004	880054	Sept. 1, 2008
Spigot 59	Oct. 19, 2004	880055	Sept. 1, 2008
Spigot 60	Oct. 19, 2004	880056	Sept. 1, 2008
Spigot 61	Oct. 19, 2004	880057	Sept. 1, 2008
Spigot 65	Oct. 19, 2004	880058	Sept. 1, 2008
Spigot 66	Oct. 19, 2004	880059	Sept. 1, 2008
Spigot 67	Oct. 19, 2004	880060	Sept. 1, 2008
Spigot 69	Oct. 19, 2004	880061	Sept. 1, 2008
Spigot 71	Oct. 19, 2004	880062	Sept. 1, 2008
Spigot 73	Oct. 19, 2004	880063	Sept. 1, 2008
Spigot 90	Oct. 19, 2004	880064	Sept. 1, 2008
Spigot 91	Oct. 19, 2004	880065	Sept. 1, 2008
Spigot 92	Oct. 19, 2004	880066	Sept. 1, 2008
Spigot 93	Oct. 19, 2004	880067	Sept. 1, 2008
Spigot 44	Nov. 18, 2005	911747	Sept. 1, 2008
TYE 53	Nov. 18, 2005	911748	Sept. 1, 2008
TYE 54	Nov. 18, 2005	911749	Sept. 1, 2008
TYE 55	Nov. 18, 2005	911750	Sept. 1, 2008
TYE 56	Nov. 18, 2005	911751	Sept. 1, 2008
TYE 57	Nov. 18, 2005	911752	Sept. 1, 2008
TYE 73	Nov. 18, 2005	911753	Sept. 1, 2008
TYE 74	Nov. 18, 2005	911754	Sept. 1, 2008
TYE 75	Nov. 18, 2005	911755	Sept. 1, 2008
TYE 76	Nov. 18, 2005	911756	Sept. 1, 2008
TYE 77	Nov. 18, 2005	911757	Sept. 1, 2008
TYE 78	Nov. 18, 2005	911758	Sept. 1, 2008
TYE 79	Nov. 18, 2005	911759	Sept. 1, 2008
TYE 80	Nov. 18, 2005	911760	Sept. 1, 2008
TYE 81	Nov. 18, 2005	911761	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	NMC NUMBER	EXPIRATION
TYE 82	Nov. 18, 2005	911762	Sept. 1, 2008
TYE 83	Nov. 18, 2005	911763	Sept. 1, 2008
TYE 84	Nov. 18, 2005	911764	Sept. 1, 2008
TYE 85	Nov. 18, 2005	911765	Sept. 1, 2008
TYE 86	Nov. 18, 2005	911766	Sept. 1, 2008
TYE 87	Nov. 18, 2005	911767	Sept. 1, 2008
TYE 88	Nov. 18, 2005	911768	Sept. 1, 2008
TYE 89	Nov. 18, 2005	911769	Sept. 1, 2008
TYE 90	Nov. 18, 2005	911770	Sept. 1, 2008
TYE 91	Nov. 18, 2005	911771	Sept. 1, 2008
TYE 92	Nov. 18, 2005	911772	Sept. 1, 2008
TYE 93	Nov. 18, 2005	911773	Sept. 1, 2008
TYE 58	Nov. 18, 2005	911774	Sept. 1, 2008
TYE 59	Nov. 18, 2005	911775	Sept. 1, 2008
TYE 60	Nov. 18, 2005	911776	Sept. 1, 2008
TYE 61	Nov. 18, 2005	911777	Sept. 1, 2008
TYE 62	Nov. 18, 2005	911778	Sept. 1, 2008
TYE 63	Nov. 18, 2005	911779	Sept. 1, 2008
TYE 64	Nov. 18, 2005	911780	Sept. 1, 2008
TYE 65	Nov. 18, 2005	911781	Sept. 1, 2008
TYE 66	Nov. 18, 2005	911782	Sept. 1, 2008
TYE 67	Nov. 18, 2005	911783	Sept. 1, 2008
TYE 68	Nov. 18, 2005	911784	Sept. 1, 2008
TYE 69	Nov. 18, 2005	911785	Sept. 1, 2008
TYE 70	Nov. 18, 2005	911786	Sept. 1, 2008
TYE 71	Nov. 18, 2005	911787	Sept. 1, 2008
TYE 72	Nov. 18, 2005	911788	Sept. 1, 2008
TY 1	July 11, 2006	930560	Sept. 1, 2008
TY 2	July 11, 2006	930561	Sept. 1, 2008
TY 3	July 11, 2006	930562	Sept. 1, 2008
TY 4	July 11, 2006	930563	Sept. 1, 2008
TY 5	July 11, 2006	930564	Sept. 1, 2008
TY 6	July 11, 2006	930565	Sept. 1, 2008
TY 7	July 11, 2006	930566	Sept. 1, 2008
TY 8	July 11, 2006	930567	Sept. 1, 2008
TY 9	July 11, 2006	930568	Sept. 1, 2008
TY 10	July 11, 2006	930569	Sept. 1, 2008
TY 11	July 11, 2006	930570	Sept. 1, 2008
TY 12	July 11, 2006	930571	Sept. 1, 2008
TY 13	July 11, 2006	930572	Sept. 1, 2008
TY 14	July 11, 2006	930573	Sept. 1, 2008
TY 15	July 11, 2006	930574	Sept. 1, 2008
TY 16	July 11, 2006	930575	Sept. 1, 2008
TY 17	July 11, 2006	930576	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	NMC NUMBER	EXPIRATION
TY 18	July 11, 2006	930577	Sept. 1, 2008
TY 19	July 11, 2006	930578	Sept. 1, 2008
TY 20	July 11, 2006	930579	Sept. 1, 2008
TY 21	July 11, 2006	930580	Sept. 1, 2008
TY 22	July 11, 2006	930581	Sept. 1, 2008
TY 23	July 11, 2006	930582	Sept. 1, 2008
TY 24	July 11, 2006	930583	Sept. 1, 2008
TY 25	July 11, 2006	930584	Sept. 1, 2008
TY 26	July 11, 2006	930585	Sept. 1, 2008
TY 27	July 11, 2006	930586	Sept. 1, 2008
TY 28	July 11, 2006	930587	Sept. 1, 2008
TY 29	July 11, 2006	930588	Sept. 1, 2008
TY 30	July 11, 2006	930589	Sept. 1, 2008
TY 31	July 11, 2006	930590	Sept. 1, 2008
TY 32	July 11, 2006	930591	Sept. 1, 2008
TY 33	July 11, 2006	930592	Sept. 1, 2008
TY 34	July 11, 2006	930593	Sept. 1, 2008
TY 35	July 11, 2006	930594	Sept. 1, 2008
TY 36	July 11, 2006	930595	Sept. 1, 2008
TY 37	July 11, 2006	930596	Sept. 1, 2008
TY 38	July 11, 2006	930597	Sept. 1, 2008

Location

The Toiyabe property is situated in the northern Toiyabe Range, eastern Lander County, Nevada, approximately 78 miles southwest of Elko, Nevada.  It covers parts of Sections 1 and 12, T25N, R46E, Sections 6 and 7, T25N, R47E, Section 36, T26N, R46E and Section 31, T26N, R47E, MDB&M.  Elevations range between 6,600 and 8,000 feet above sea level.  The following map shows the location of the Toiyabe property.

Accessibility

Access to the property from Elko is available by paved road for approximately 67 miles, and a further 18 miles on gravel roads and two track routes.  The property is approximately 42 miles south of the Union Pacific Railway that parallels Interstate 80.  Interstate 80 is shown on the map, above.

Infrastructure

No utilities are available on or near the property.  The hilly nature of the Toiyabe property could restrict the ability of a mine operator to place mine site facilities on the project ground depending on the size of the operation.

All essential services such as fuel, food and lodging are available in Elko or Battle Mountain.  Most supplies, equipment and services are available at Battle Mountain, Carlin or Elko.  The closest regularly scheduled airline services are located in Elko.  There is a highly trained mining-industrial workforce available in Battle Mountain, Carlin and Elko.

Climate

The climate of the property is characterized by warm, dry summers and cool, moist winters.  There is a large diurnal range for temperature.  The temperatures are cool to cold during the winter (to 0  Fahrenheit), with occasional moderate snow cover, and are warm during the summer (to over 100  Fahrenheit) with cool nights.  The area is fairly dry with infrequent rains and occasional snowfalls in the respective seasons.

Physiography

The vegetation varies depending on elevation and moisture.  Sagebrush and sparse grasses thrive on the valley floors while mountain mahogany, juniper and pińon trees grow on the lower slopes of the ranges.  The lower slopes of the Toiyabe property area are covered with open pińon and juniper stands on the slopes.  The vegetation on the valley floor of the property consists mostly of sagebrush and grasses.

Geological Setting

North-Central Nevada is underlain by Paleozoic, Mesozoic and Cenozoic sedimentary and igneous rocks.  Two distinct depositional environments are evident in the Paleozoic units.  These are known as the Upper and Lower Plate assemblages that represent the upper and lower plates of the Roberts Mountain Thrust, a major structural feature.  In Nevada, the Upper Plate assemblage consists of deep water siliceous sedimentary and minor volcanic rocks.  The lower plate of the Roberts Mountain Thrust is almost entirely composed of shallow marine carbonates.

Mineralization

Recent shallow drilling by Golden Oasis has identified at least two northwest trending, southwest dipping mineralized faults.  Gold values are shown in the table of drill results included below under the heading “Our Work on the Toiyabe Property to Date”.  The gold is associated with elevated arsenic, mercury, antimony and silver geochemistry. which aids in the search for these deposits.  Gold commonly occurs where narrow fracture systems intersect only certain sheared, permeable and reactive carbonates that result in larger, shear-breccia hosted gold systems.  Additionally, significant zones of gold mineralization on the subject property are associated with lesser argillic alteration.

Prior Work

Homestake (now Barrick), Getty Oil (now Energold Mining), Freeport Exploration (now Freeport-McMoran Copper & Gold Inc), Degerstrom Inc, Santa Fe Pacific Mining (now Newmont) each performed some exploration work on portions of the Toiyabe property during the period 1964-1991.  Much of the work consisted of drilling.  Some of the work includes:

•

approximately 10,000 regional and local collected stream silt samples by Homestake in 1979

•

approximately 9,500 regional and local collected stream sediment samples by Inland in 1988

•

Airphoto and landsat studies

•

Geological mapping

•

Rock sampling by Inland and Freeport in the lower plate rock exposures

•

6 square miles of soil surveys on 200ftX200 ft grid,  3 square miles of soil surveys on 400ftX400 ft grid completed by Santa Fe in 1990

•

Airborne magnetometer surveys in 1990 completed by Homestake

•

4,165 rock chip samples completed by Santa Fe in 1991

•

Reverse Circulation drilling of 159 holes from 1979-1991 on the current Toiyabe property as part of more than 1,000 holes drilled in the area

•

Bouguer gravity surveys were completed by Newmont in 1993 over parts of the Toiyabe property

MinQuest, a private company controlled by Richard Kern, our officer and director, and Herb Duerr, staked the claims comprising the Toiyabe property in 2004, at a cost to MinQuest of US$41,883.

Our Work on the Toiyabe Property to Date

The Toiyabe property is largely covered by rocks deemed to be unsuitable for large gold/silver deposits by our geologists. However, beneath these surface rocks are strata that host major mines which are 6 and 7 miles to the north of the our property. We are targeting the intersection of these favorable host rocks and large fault zones that may be feeder faults for mineralization at depth.

During 2005 we conducted a new airborne geophysical interpretation of purchased private airborne magnetic data.  The objective of the new interpretation was to locate possible structures which may be associated with mineralization at depth.  After this interpretation was completed in June, 2005, we conducted a one hole reverse circulation drill program in the south-western portion of the Toiyabe property.  We drilled this hole in July, 2005 primarily to determine the stratigraphy of that area of the property.  The hole confirmed the presence of the important lower plate stratigraphy, but we believed that further work was needed to determine if the lower plate rock contains the right structural complexities and traps to host an economic gold occurrence.

In 2006 we conducted a two-phase exploration program on the Toiyabe property to test the theory that recorded near surface mineralization is the result of leakage upward along favorable structures from a deep seated source that could be enriched in gold.  The first phase consisted of:

•

a detailed review of all historic data;

•

entering all of the historic data into an electronic database to determine if any trends exist in the old anomalous drill results, and to help with the interpretation and selection of future areas to drill;

•

a Tensor IP Survey focused over an area of the property containing the most favorable stratigraphy to date (principally the area where the lower plate Roberts Mountain formation occurs in the southern half of the property in the old California-Courtney target areas); and

•

a Controlled Source Magneto Telluric geophysical survey was conducted to help define major faults in the area.

The second phase of our 2006 exploration program consisted of a 31 hole angle drilling program that we began in August, 2006, for which we announced results in February, 2007.  Drilling totalled 11,120 feet and results are shown in the table below.

TOIYABE SUMMARY DRILLING RESULTS (+1 g/t gold intercepts only)

HOLE #	Azimuth	Dip	TotalDepth	From	To	Interval	Gold Value	Gold Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)

T-601	0	-45	400	30	35	5	3.55	0.104
				40	55	15	7.88	0.230
			including	45	50	5	14.50	0.423
				335	350	15	6.36	0.186
			including	350	355	5	15.60	0.456
T-602	0	-45	400	60	65	5	1.02	0.030
				95	105	10	2.77	0.081
T-603	0	-45	450	140	160	20	12.85	0.375
			including	145	155	10	18.85	0.550
T-604*	0	-45	300				No +1.0 values
T-605	0	-45	400	145	150	5	1.37	0.040
				160	165	5	1.95	0.057
T-606*	0	-45	420				No +1.0 values
T-607*	0	-45	300				No +1.0 values
T-608	0	-45	300	35	45	10	2.51	0.073
				75	80	5	5.79	0.169
T-609	0	-45	450	185	190	5	1.54	0.045
T-610	0	-45	450	180	185	5	1.56	0.046
				205	210	5	4.65	0.136
				310	320	10	1.41	0.041
				405	410	5	1.62	0.047
T-611*	0	-45	350				No +1.0 values
T-612	0	-45	550	355	375	20	1.92	0.056
T-613	0	-45	550	475	480	5	1.60	0.047
T-614*	0	-45	500				No +1.0 values
T-615	0	-45	250	115	125	10	1.20	0.035
T-616*	0	-45	300				No +1.0 values
T-617	0	-45	350	190	195	5	1.02	0.030
T-618	180	-45	410	80	85	5	1.68	0.049
				125	130	5	1.06	0.031
T-619	0	-45	400	25	35	10	1.31	0.038
				80	85	5	1.53	0.045
T-620	0	-45	400	80	85	5	1.67	0.049
				110	120	10	1.08	0.032
T-621	0	-45	300	0	5	5	1.68	0.049
T-622	0	-45	300	215	220	5	1.08	0.032
T-623	0	-45	300	80	85	5	1.70	0.050
T-624	0	-45	300	200	205	5	2.94	0.086
T-625*	0	-45	250				No +1.0 values
T-626*	0	-45	270				No +1.0 values
T-627*	90	-45	270				No +1.0 values
T-628*	90	-45	300				No +1.0 values
T-629*	0	-45	300				No +1.0 values
T-630*	0	-45	300				No +1.0 values
T-631	0	-45	300	115	125	10	1.00	0.029
*Note: Drill holes T-604,606,607,611,614,616,625-630 contained no +1.0 g/t gold values

Analysis of the results indicates the drilling intersected at least two northwest trending mineralized fault zones. These structures have been named the Courtney “A” and “B” faults.  Intersected in three drill sections gold occurs within a 10 to 40 feet thick altered breccia.  Although originally thought to trend east-west, the “A” fault now appears to trend north-northwest and dip south-westerly.    Approximately 600 feet northeast of the “A” fault is the Courtney “B” Fault.    The “B” fault was intersected by only two drill sections. 1,000 feet to the West of the “A” fault, we tested two soil anomalies with drill holes T-621 to 625.  The Courtney “A” and “B” faults occur near the eastern edge of a down-dropped fault block called a “graben”. This graben is one of two large north-northwest trending down-dropped features interpreted from our recent Controlled Source Magneto Telluric geophysical survey.

In May 2007, we initiated a 21,000 foot drilling program at the Toiyabe Property, including a core drilling program of the Courtney “A” fault.  This program involved drilling several oriented core holes in an effort to determine a more precise orientation of the mineralized structure.  A total of 8 core holes were drilled with the deepest being 960 feet.  Results for the 8 core holes have been received and are listed below:

TOIYABE  SUMMARY DRILLING RESULTS

HOLE #	Azimuth	Dip	TotalDepth	From	To	Interval	Gold Value	Gold Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)

T-701C	0	-45	155	15.0	25.0	10.0	8.84	0.258
			including	15.0	20.0	5.0	13.05	0.381
				35.0	47.5	12.5	1.35	0.039
				47.5	53.0	5.5	14.83	0.433
			including	47.5	50.0	2.5	26.20	0.765
T-702C	45	-45	395	35.0	40.0	5.0	10.39	0.303
				40.0	45.0	5.0	1.32	0.039
T-703C	0	-45	372	150.0	160.0	10.0	2.22	0.065
				160.0	165.0	5.0	6.59	0.192
				165.0	170.0	5.0	1.39	0.041
				190.0	195.0	5.0	1.06	0.031
				225.0	230.0	5.0	1.08	0.032
T-704C	45	-45	200	6.0	6.8	0.8	1.03	0.030
T-705C	45	-45	150	100.0	110.0	10.0	11.48	0.335
			including	105.0	110.0	5.0	16.20	0.473
T-706	45	-45	300	170.0	180.0	10.0	1.75	0.051
				180.0	195.0	15.0	10.92	0.319
			including	180.0	190.0	10.0	13.68	0.399
				200.0	205.0	5.0	1.17	0.034
				235.0	245.0	10.0	26.60	0.777
			including	240.0	245.0	5.0	33.45	0.977
				245.0	250.0	5.0	1.63	0.048
T-707C	45	-45	400	230.0	232.0	2.0	2.11	0.062
				232.0	235.0	3.0	7.77	0.227
T-708C	45	-60	960	40	45	5	1.00	0.029
				390	400	5	1.45	0.042
				595	600	5	1.15	0.034

Drill holes T-701C through T-704C tested the Courtney “A” fault along strike for accurate control on attitude and holes 705C through 708C began following the mineralized structure down dip. Gold occurs within a N43oW trending fault zone that dips 40o southwest near surface and steepens to over 65o at depth. The core drilling has also allowed accurate determination of stratigraphy. Initial interpretation of the stratigraphy indicates portions of drill holes T-706, 7 and 8C intersected lower plate limy rocks.

RC drilling commenced in July, 2007 to further test the Courtney “A” and “B” faults down dip and along strike. This program has a planned total footage of 16,417 feet in 34 drill holes. Drilling was completed in the fall of 2007. Results to date are shown below.

TOIYABE  SUMMARY DRILLING RESULTS

							Gold	Gold
HOLE #	Azimuth	Dip	TotalDepth	From	To	Interval	Value	Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)

T-709	45	-45	400	115	120	10	3.16	0.092
				330	345	15	2.87	0.084
T-710	45	-45	500	285	290	5	1.15	0.034
				295	300	5	1.12	0.033
				340	345	5	1.00	0.029
				465	370	5	1.26	0.037
T-711	45	-45	450	230	250	20	1.48	0.043
				350	355	5	1.87	0.055
T-712	45	-45	300	190	195	5	1.35	0.039
				210	215	5	1.33	0.039
T-713	45	-45	300	135	140	5	1.20	0.035
				150	165	15	1.08	0.032
T-714	45	-45	200	55	60	5	1.19	0.035
T-715	45	-45	150	30	35	5	1.13	0.033
T-716	45	-45	200	65	110	45	1.56	0.046
T-717	45	-45	400	155	160	5	1.16	0.034
							no + 1.0
T-718	45	-45	400	poor	recovery		g/t
T-719	45	-45	450	165	220	55	3.51	0.103
			incl	175	185	10	10.59	0.309
				270	285	15	1.69	0.049
T-720	45	-45	450	110	115	5	2.91	0.085
				120	125	5	2.58	0.075
T-721	45	-45	350	10	15	5	1.30	0.038
				25	30	5	3.40	0.099
				45	60	15	1.85	0.054
				315	320	10	1.31	0.038
				345	350	5	1.74	0.051
T-722	45	-45	200	0	15	15	7.91	0.231
			incl.	5	10	5	21.80	0.637
				30	35	5	1.69	0.049
							no + 1.0
T-723	45	-45	350				g/t
T-724	45	-45	300	65	70	5	1.28	0.037
				165	170	5	3.74	0.109

							Gold	Gold
HOLE #	Azimuth	Dip	TotalDepth	From	To	Interval	Value	Value
	(Degrees)	(Degrees)	(Feet)	(Feet)	(Feet)	(Feet)	(g/t)	(oz/ton)
							no + 1.0
T-725	45	-45	200				g/t
							no + 1.0
T-726	45	-45	450				g/t
T-727	not drilled
							no + 1.0
T-728	45	-45	500				g/t
							no + 0.5
T-729	45	-45	400				g/t
T-730	45	-45	550	115	120	5	0.65	0.019
				515	525	10	1.62	0.047
T-731,732	not drilled
						below	no + 0.5
T-733	45	-45	665	no	recovery	470	g/t
T-734 to 737	not drilled
T-738	45	-45	970	375	385	10	0.6	0.018
	poor	Recovery		395	400	5	0.6	0.018
	poor	Recovery		775	800	25	0.57	0.017
T-739	not drilled
							no + 0.5
T-740							g/t
T-741	45	-45	400	275	290	15	0.92	0.027
							no + 0.5
T-742	45	-45	300				g/t
T-743	not drilled
T-744	45	-45	200	40	45	5	0.6	0.018
				90	100	10	0.82	0.024
							no + 0.5
T-745	45	-45	450				g/t
T-746	45	-45	350	235	260	25	0.97	0.028
T-747	not drilled
							no + 1.0
T-748	45	-45	180	hole	lost		g/t
T-749	45	-45	350	30	60	30	0.75	0.022
							no + 1.0
T-750	45	-45	570				g/t
							no + 1.0
T-751	45	-45	300				g/t
T-752	45	-45	750	215	230	15	4.15	0.121
			incl.	220	225	5	11.7	0.342

Note: True thickness 85-95% of interval shown

After further delineation of near surface, fault hosted gold mineralization a resource estimate will be completed. These structures may be amenable to open pit heap leach mining. However, the first part of the 2008 exploration program will concentrate on drill testing deeper “Pipeline” type targets.

The near-surface gold-bearing structures called the “Courtney faults” are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but also for limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

Attempts to drill deeper holes using an RC rig to test favorable host rocks near the West Graben 1 fault failed. The new plan is to drill these targets, which are projected to occur 600 to 1,000 feet below the surface, using a core rig.

We have planned a 20 hole drilling program to test favourable host rocks adjacent to major faults at depths of 600 to 1,000 feet below the surface . The program will include a total of 20,000 feet of drilling and should cost approximately $900,000.  The drilling program will be commence once funding is obtained, which we expect will be by the sale of our securities in the future . This program, as with all of our exploration programs, will be supervised by a qualified professional geologist.

The sampling and analysis procedures in place at the project will meet current industry standards and should be time and cost effective.  Core samples, with footage blocks at least every 10 feet are brought from the drill rig daily and stored in secure storage. Under the supervision of a project geologist the core is logged and split using no more than 5 foot intervals.  Splitting is done using a core saw.  One-half of the core is sampled on 5 feet intervals or less where relevant and sent to ALS Chemex, a well known geochemical labroratory in Reno, Nevada for preparation and analysis. The remaining one-half core remains in secure storage for possible future use.

The Lone Ranch Property

Acquisition

On January 23, 2005, we entered into an option agreement with MinQuest Inc. with respect to the Lone Ranch Property.     This agreement was amended on May 15, 2005 and November 30, 2005.  Under the option agreement, as amended, MinQuest granted us the right to earn an undivided 100% interest in the Lone Ranch Property, subject to a 3% net smelter royalty in favour of MinQuest.  In order to earn our interest in the Lone Ranch Property, we must reimburse MinQuest for all of its costs associated with the acquisition of the property (US$21,572, all of which have been paid), pay US$510,000, issue 400,000 common shares to MinQuest, and complete $1,400,000 in exploration expenditures, in stages, as follows:

(a)

pay US$25,000 upon signing the agreement (we have paid this amount) and issue 50,000 shares (we have issued these shares) on August 15, 2005;

(b)

pay US$30,000 (we have paid this amount), issue 100,000 common shares (we have issued these shares) and incur US$50,000 in exploration expenditures (we have incurred this amount) by August 15, 2006;

(c)

pay US$45,000 (we have paid this amount), issue 150,000 common shares  (we have issued these shares) and incur US$125,000 in exploration expenditures by August 15, 2007 (we have incurred this amount);

(d)

pay US$60,000, issue 100,000 common shares and incur US$175,000 in exploration expenditures by August 15, 2008;

(e)

pay US$80,000 and incur US$275,000 in exploration expenditures by August 15, 2009;

(f)

pay US$100,000 and incur US$350,000 exploration expenditures by August 15, 2010; and

(g)

pay US$170,000 and incur US$425,000 in exploration expenditures by August 15, 2011.

We have the right to purchase up to one-half the net smelter royalty for US$1,500,000 for each 1% of the royalty purchased (or US$2,250,000 for entire 1.5%).  During the term of the option agreement, as amended we are responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work.  We will have to pay approximately US$7,100 per year in rental fees to maintain the claims in good standing.  Such taxes, fees and rentals will be paid from working capital.  We have met all payment and expenditure requirements under the agreement so far.

Mineral Claims, Location, and Accessibility

The Lone Ranch Property originally consisting of 54 unpatented Federal lode mineral claims (1,080 acres) located in Ferry County, Washington, approximately 3 miles south of the Canadian border was expanded in the summer of 2007 by 83 additional Federal lode claims .  The total acreage of the 137 claims is 2,830 acres.

The Lone Ranch Property is described as follows:

CLAIM NAME	DATE RECORDED	ORMC NUMBER	EXPIRATION
Carol #4	Jan. 12, 2004	158408	Sept. 1, 2008
Carol #6	Jan. 12, 2004	158409	Sept. 1, 2008
LDG #1	Jan. 12, 2004	158410	Sept. 1, 2008
LDG #2	Jan. 12, 2004	158411	Sept. 1, 2008
LDG #3	Jan. 12, 2004	158412	Sept. 1, 2008
LDG #6	Jan. 12, 2004	158413	Sept. 1, 2008
LDG #7	Jan. 12, 2004	158414	Sept. 1, 2008
LDG #8	Jan. 12, 2004	158415	Sept. 1, 2008
LDG #12	Jan. 12, 2004	158416	Sept. 1, 2008
LDG #13	Jan. 12, 2004	158417	Sept. 1, 2008
LDG #14	Jan. 12, 2004	158418	Sept. 1, 2008
LDG #18	Jan. 12, 2004	158419	Sept. 1, 2008
LDG #19	Jan. 12, 2004	158420	Sept. 1, 2008
LDG #20	Jan. 12, 2004	158421	Sept. 1, 2008
LDG #23	Jan. 12, 2004	158422	Sept. 1, 2008
LDG #24	Jan. 12, 2004	158423	Sept. 1, 2008
LDG #25	Jan. 12, 2004	158424	Sept. 1, 2008
LDG #67	Jan. 12, 2004	158425	Sept. 1, 2008
LDG #72	Jan. 12, 2004	158426	Sept. 1, 2008
LDG #73	Jan. 12, 2004	158427	Sept. 1, 2008
LDG #83	Jan. 12, 2004	158428	Sept. 1, 2008
LDG #84	Jan. 12, 2004	158429	Sept. 1, 2008
LDG #85	Jan. 12, 2004	158430	Sept. 1, 2008
LDG #86	Jan. 12, 2004	158431	Sept. 1, 2008
LDG #88	Jan. 12, 2004	158432	Sept. 1, 2008
LDG #89	Jan. 12, 2004	158433	Sept. 1, 2008
LDG #105	Jan. 12, 2004	158434	Sept. 1, 2008
LDG #106	Jan. 12, 2004	158435	Sept. 1, 2008
LDG #107	Jan. 12, 2004	158436	Sept. 1, 2008
LDG #97	Jan. 12, 2004	158437	Sept. 1, 2008
LDG #98	Jan. 12, 2004	158438	Sept. 1, 2008
LDG #111	Jan. 12, 2004	158439	Sept. 1, 2008
LDG #112	Jan. 12, 2004	158440	Sept. 1, 2008
LDG #113	Jan. 12, 2004	158441	Sept. 1, 2008
LDG #123	Jan. 12, 2004	158442	Sept. 1, 2008
LDG #125	Jan. 12, 2004	158443	Sept. 1, 2008
LDG #127	Jan. 12, 2004	158444	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	ORMC NUMBER	EXPIRATION
LDG #128	Jan. 12, 2004	158445	Sept. 1, 2008
LDG #129	Jan. 12, 2004	158446	Sept. 1, 2008
LDG #130	Jan. 12, 2004	158447	Sept. 1, 2008
LDG #131	Jan. 12, 2004	158448	Sept. 1, 2008
LDG #132	Jan. 12, 2004	158449	Sept. 1, 2008
LDG #133	Jan. 12, 2004	158450	Sept. 1, 2008
LDG #134	Jan. 12, 2004	158451	Sept. 1, 2008
LDG #135	Jan. 12, 2004	158452	Sept. 1, 2008
LDG #136	Jan. 12, 2004	158453	Sept. 1, 2008
LDG #137	Jan. 12, 2004	158454	Sept. 1, 2008
LDG #138	Jan. 12, 2004	158455	Sept. 1, 2008
LDG #139	Jan. 12, 2004	158456	Sept. 1, 2008
LDG #140	Jan. 12, 2004	158457	Sept. 1, 2008
LDG #141	Jan. 12, 2004	158458	Sept. 1, 2008
LDG #146	Jan. 12, 2004	158459	Sept. 1, 2008
LDG #147	Jan. 12, 2004	158460	Sept. 1, 2008
LDG #148	Jan. 12, 2004	158461	Sept. 1, 2008
BMT 1	Aug. 30, 2007	161950	Sept. 1, 2008
BMT 2	Aug. 30, 2007	161951	Sept. 1, 2008
BMT 3	Aug. 30, 2007	161952	Sept. 1, 2008
BMT 4	Aug. 30, 2007	161953	Sept. 1, 2008
BMT 5	Aug. 30, 2007	161954	Sept. 1, 2008
BMT 6	Aug. 30, 2007	161955	Sept. 1, 2008
BMT 7	Aug. 30, 2007	161956	Sept. 1, 2008
BMT 8	Aug. 30, 2007	161957	Sept. 1, 2008
BMT 9	Aug. 30, 2007	161958	Sept. 1, 2008
BMT 10	Aug. 30, 2007	161959	Sept. 1, 2008
BMT 11	Aug. 30, 2007	161960	Sept. 1, 2008
BMT 12	Aug. 30, 2007	161961	Sept. 1, 2008
BMT 13	Aug. 30, 2007	161962	Sept. 1, 2008
BMT 14	Aug. 30, 2007	161963	Sept. 1, 2008
BMT 15	Aug. 30, 2007	161964	Sept. 1, 2008
BMT 16	Aug. 30, 2007	161965	Sept. 1, 2008
BMT 17	Aug. 30, 2007	161966	Sept. 1, 2008
BMT 18	Aug. 30, 2007	161967	Sept. 1, 2008
BMT 19	Aug. 30, 2007	161968	Sept. 1, 2008
BMT 20	Aug. 30, 2007	161969	Sept. 1, 2008
BMT 21	Aug. 30, 2007	161970	Sept. 1, 2008
BMT 22	Aug. 30, 2007	161971	Sept. 1, 2008
BMT 23	Aug. 30, 2007	161972	Sept. 1, 2008
BMT 24	Aug. 30, 2007	161973	Sept. 1, 2008
BMT 25	Aug. 30, 2007	161974	Sept. 1, 2008
BMT 26	Aug. 30, 2007	161975	Sept. 1, 2008
BMT 27	Aug. 30, 2007	161976	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	ORMC NUMBER	EXPIRATION
BMT 28	Aug. 30, 2007	161977	Sept. 1, 2008
BMT 29	Aug. 30, 2007	161978	Sept. 1, 2008
BMT 30	Aug. 30, 2007	161979	Sept. 1, 2008
BMT 31	Aug. 30, 2007	161980	Sept. 1, 2008
BMT 32	Aug. 30, 2007	161981	Sept. 1, 2008
BMT 33	Aug. 30, 2007	161982	Sept. 1, 2008
BMT 34	Aug. 30, 2007	161983	Sept. 1, 2008
BMT 35	Aug. 30, 2007	161984	Sept. 1, 2008
BMT 36	Aug. 30, 2007	161985	Sept. 1, 2008
BMT 37	Aug. 30, 2007	161986	Sept. 1, 2008
BMT 38	Aug. 30, 2007	161987	Sept. 1, 2008
BMT 39	Aug. 30, 2007	161988	Sept. 1, 2008
BMT 40	Aug. 30, 2007	161989	Sept. 1, 2008
BMT 41	Aug. 30, 2007	161990	Sept. 1, 2008
BMT 42	Aug. 30, 2007	161991	Sept. 1, 2008
BMT 43	Aug. 30, 2007	161992	Sept. 1, 2008
BMT 44	Aug. 30, 2007	161993	Sept. 1, 2008
BMT 45	Aug. 30, 2007	161994	Sept. 1, 2008
BMT 46	Aug. 30, 2007	161995	Sept. 1, 2008
BMT 47	Aug. 30, 2007	161996	Sept. 1, 2008
BMT 48	Aug. 30, 2007	161997	Sept. 1, 2008
BMT 49	Aug. 30, 2007	161998	Sept. 1, 2008
BMT 50	Aug. 30, 2007	161999	Sept. 1, 2008
BMT 51	Aug. 30, 2007	162000	Sept. 1, 2008
BMT 52	Aug. 30, 2007	162001	Sept. 1, 2008
BMT 53	Aug. 30, 2007	162002	Sept. 1, 2008
BMT 54	Aug. 30, 2007	162003	Sept. 1, 2008
BMT 55	Aug. 30, 2007	162004	Sept. 1, 2008
BMT 56	Aug. 30, 2007	162005	Sept. 1, 2008
BMT 57	Aug. 30, 2007	162006	Sept. 1, 2008
BMT 58	Aug. 30, 2007	162007	Sept. 1, 2008
BMT 59	Aug. 30, 2007	162008	Sept. 1, 2008
BMT 60	Aug. 30, 2007	162009	Sept. 1, 2008
BMT 61	Aug. 30, 2007	162010	Sept. 1, 2008
BMT 62	Aug. 30, 2007	162011	Sept. 1, 2008
BMT 63	Aug. 30, 2007	162012	Sept. 1, 2008
BMT 64	Aug. 30, 2007	162013	Sept. 1, 2008
BMT 65	Aug. 30, 2007	162014	Sept. 1, 2008
BMT 66	Aug. 30, 2007	162015	Sept. 1, 2008
BMT 67	Aug. 30, 2007	162016	Sept. 1, 2008
BMT 68	Aug. 30, 2007	162017	Sept. 1, 2008
BMT 69	Aug. 30, 2007	162018	Sept. 1, 2008
BMT 70	Aug. 30, 2007	162019	Sept. 1, 2008
BMT 71	Aug. 30, 2007	162020	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	ORMC NUMBER	EXPIRATION
BMT 72	Aug. 30, 2007	162021	Sept. 1, 2008
BMT 73	Aug. 30, 2007	162022	Sept. 1, 2008
BMT 74	Aug. 30, 2007	162023	Sept. 1, 2008
BMT 75	Aug. 30, 2007	162024	Sept. 1, 2008
BMT 76	Aug. 30, 2007	162025	Sept. 1, 2008
BMT 77	Aug. 30, 2007	162026	Sept. 1, 2008
BMT 80	Aug. 30, 2007	162027	Sept. 1, 2008
BMT 81	Aug. 30, 2007	162028	Sept. 1, 2008
BMT 82	Aug. 30, 2007	162029	Sept. 1, 2008
BMT 83	Aug. 30, 2007	162030	Sept. 1, 2008
BMT 86	Aug. 30, 2007	162031	Sept. 1, 2008
BMT 87	Aug. 30, 2007	162032	Sept. 1, 2008

Unpatented mining claims are generally considered subject to greater title risks than patented mining claims or real property interests that are owned in fee simple.  To remain valid, unpatented claims are subject to annual maintenance fees of $125 per claim.  The $125 per claim fees for 2007-2008 have been paid.

The property is accessible by paved and gravel roads from Grand Forks, British Columbia (approximately 12 miles) or Curlew, Washington (approximately 15 miles).  The property is bisected by a number of unimproved logging roads that are accessible year-round except in heavy snow years.

The following map shows the location of the Lone Ranch Property:

Geological Settings

The major lithologic units in the area of the Lone Ranch Property occur as metamorphic rocks trending north to northeast with shallow to moderate dips to the west.  These units, presumably of Upper Paleozoic age, become younger to the west.

The oldest mapped unit in the area consists of a package of metasedimentary rocks containing white to reddish brown micaceous quartzite and white to gray marble along with lesser amounts of dark gray biotite schist.  These rocks are overlain by a metavolcanic unit containing metasedimentary interbeds.  Several intrusives are exposed on the property.

The main structural trend in the area is north to northeast with moderate dips to the west.  Two major faults have been mapped in the project area.  The Togo Fault is an east trending structure that follows along the North Fork of  Lone Ranch Creek.  The other structure appears to follow along Lone Ranch Creek.

Infrastructure

The property is accessible by paved and gravel roads from Grand Forks, British Columbia (approximately 12 miles) or Curlew, Washington (approximately 15 miles).These towns are the closest source of food and fuel. Power lines enter the west side of the property.

Mineralization

Several zones of both oxidized and sulfide gold mineralization are present on the Lone Ranch Property, occurring within a north to northeast trending block of sulfide-bearing rocks ranging in thickness from 5 to 300 feet.  This band can be traced along strike for approximately four miles.  The strong gold bearing sulfide zones contain up to 75% fine grained sulfides consisting of pyrrhotite, pyrite and arsenopyrite, in order of decreasing abundance, accompanied by moderate to strong silicification.  These zones are typically stratabound.  Concentrations of gold, commonly associated with arsenopyrite, are present within the zones.

Deposit Type

The target is a sulphide-rich gold deposit.  This type of mineralization is related to ancient volcanism that occurred on the seafloor.  Submarine hot springs are thought to be the source of the mineralization.

Prior Work

Previous exploration on the Lone Ranch property consists of numerous prospect pit and workings and a single adit. The adit is 325 feet in length.  Modern exploration activity on the property began in 1981 and has continued intermittently to the present.  Cyprus Minerals was the most active at Lone Ranch.  The Cyprus exploration program included eight diamond drill holes, totaling 3,078 feet, drilled to test geologic, geochemical and geophysical anomalies in one of the several targets.  The Cyprus drilling, completed in the 1980’s, was the last work done on the property before it was acquired by MinQuest.

Our Work on the Lone Ranch Property to Date

Located within a belt of gold/silver deposits called the Republic Graben, the property shows many of the characteristics of other mines in the region. The company is targeting the close relationship of sulphide-rich rocks and precious metals. The sulfides show up well using geophysical methods.

In September 2006, we completed our initial geologic mapping and sampling program on the Lone Ranch Property.  Our exploration program focused on detailed mapping and evaluation of three areas of mineralization known as the Boundary, Central and LR South targets.

Our exploration program has defined a sulphide-rich zone over a strike length of 6,300 meters with a thickness of 10 to 100 meters. Samples collected during this field season have identified massive sulphide formations composed of up to 50% pyrrhotite-arsenopyrite horizons within the sulfide zone of two targets.  These massive sulphide zones contain anomalous gold. Because all rock samples collected were grab samples they will not be reported on in this document.

A Helicopter Electro Magnetic survey or HEM was conducted over the property in May and June, 2007. The HEM data were collected on 90 EW lines spaced 100 meters apart and four NS tie lines using a six frequency, frequency domain EM system. Our geophysical consultant, Frank Fritz of Fritz Geophysics, supervised the survey and interpreted the data. Results show two 1.5 kilometer long geophysical anomalies in the central and southern portions of the project area that correlate well with mapped gold-bearing sulfide zones. A third, previously unknown anomaly was discovered further north. This anomaly is much larger ( 2.5 kilometers long) than those to the south.  Additional claims have been staked to cover the new anomaly(see claim description above).  Permitting of a drilling program to test all 3 anomalies was begun in the fall of 2007.

In June, 2008, we announced that we had received all regulatory approvals to conduct our drilling program on the Long Ranch project.  The geophysical survey conducted in 2007 contained five significant anomalies located along the mineralized trend identified in the 2006 mapping program.  A total of 14 vertical and angle core holes are planned for a total of 4,000 feet (1,200 m) which should cost approximately $500,000.  The drilling program will commence once funding is obtained, which we expect will be by the sale of our securities in the future.  This program, as with all of our exploration programs, will be supervised by a qualified professional geologist.

The sampling and analysis procedures in place at the project will meet current industry standards and be time and cost effective. Core samples, with footage blocks at least every 10 feet are brought from the drill rig daily and stored in secure storage. Under the supervision of a project geologist the core is logged and split using no more than 5 foot intervals. Splitting is done using a core saw.  One-half of the core is sampled on 5 feet intervals or less where relevant and sent to ALS Chemex, a well known geochemical labroratory in Reno, Nevada for preparation and analysis. The remaining one-half core remains in secure storage for possible future use

Empress Project

Acquisition

On February 27, 2007, we optioned the Empress Project located in Esmeralda County, Nevada approximately 26 miles south of Goldfield in the Tokop mining district.  Under our Assignment of Mineral Property Option Agreement with MinQuest Inc. of Reno, Nevada, we were required to reimburse MinQuest for its acquisition costs of US$6,000 in option payments made by MinQuest to the owner of the property and US$2,000 in mapping and sampling costs (we made these payments to MinQuest in May, 2007).  We can earn a 100% interest in the property (subject to the three percent net smelter royalty) by making property payments in the aggregate amount of US$546,000 to the underlying owner of the property over a period of four years.  During the four year term of the Empress assignment agreement, we are responsible for maintaining the claims in good standing, including payment of all required taxes, fees and rentals and completing all necessary assessment work.  At the completion of the term and after we have acquired the project, MinQuest will retain a three percent net smelter royalty. We have the right to purchase up to one-half of this net smelter royalty (or one and one-half percent) on the basis of US$2,000,000 for each one percent of the royalty provided that we elect to complete any purchase of the net smelter royalty within 60 days of the completion of a positive production study.

Mineral Claims and Location

The Empress Project consists of 54 unpatented Federal lode mining claims covering an aggregate of approximately 1,080 acres or 1.7 square miles.

The Empress Project is described as follows:

CLAIM NAME	DATE RECORDED	ORMC NUMBER	EXPIRATION
Empress 1	April 12, 2007	0949429	Sept. 1, 2008
Empress 2	April 12, 2007	0949430	Sept. 1, 2008
Empress 3	April 12, 2007	0949431	Sept. 1, 2008
Empress 4	April 12, 2007	0949432	Sept. 1, 2008
Empress 5	April 12, 2007	0949433	Sept. 1, 2008
Wonder	April 12, 2007	0949434	Sept. 1, 2008
Wonder 1	April 12, 2007	0949435	Sept. 1, 2008
Wonder 2	April 12, 2007	0949436	Sept. 1, 2008
Wonder 3	April 12, 2007	0949437	Sept. 1, 2008
EW 1	April 12, 2007	0949438	Sept. 1, 2008
EW 2	April 12, 2007	0949439	Sept. 1, 2008
EW 3	April 12, 2007	0949440	Sept. 1, 2008
EW 4	April 12, 2007	0949441	Sept. 1, 2008
EW 5	April 12, 2007	0949442	Sept. 1, 2008
EW 6	April 12, 2007	0949443	Sept. 1, 2008
EW 7	April 12, 2007	0949444	Sept. 1, 2008
EW 8	April 12, 2007	0949445	Sept. 1, 2008
EW 9	April 12, 2007	0949446	Sept. 1, 2008
EW 10	April 12, 2007	0949447	Sept. 1, 2008
EW 11	April 12, 2007	0949448	Sept. 1, 2008
EW 12	April 12, 2007	0949449	Sept. 1, 2008
EW 13	April 12, 2007	0949450	Sept. 1, 2008
EW 14	April 12, 2007	0949451	Sept. 1, 2008
EW 15	April 12, 2007	0949452	Sept. 1, 2008
EW 16	April 12, 2007	0949453	Sept. 1, 2008
EW 17	April 12, 2007	0949454	Sept. 1, 2008
EW 18	April 12, 2007	0949455	Sept. 1, 2008
EW 30	April 12, 2007	0949456	Sept. 1, 2008
EW 31	April 12, 2007	0949457	Sept. 1, 2008
EW 32	April 12, 2007	0949458	Sept. 1, 2008
EW 33	April 12, 2007	0949459	Sept. 1, 2008
EW 34	April 12, 2007	0949460	Sept. 1, 2008
EW 35	April 12, 2007	0949461	Sept. 1, 2008
EW 36	April 12, 2007	0949462	Sept. 1, 2008
EW 37	April 12, 2007	0949463	Sept. 1, 2008
EW 38	April 12, 2007	0949464	Sept. 1, 2008
EW 39	April 12, 2007	0949465	Sept. 1, 2008
EW 40	April 12, 2007	0949466	Sept. 1, 2008
EW 41	April 12, 2007	0949467	Sept. 1, 2008
EW 42	April 12, 2007	0949468	Sept. 1, 2008
EW 43	April 12, 2007	0949469	Sept. 1, 2008
EW 45	April 12, 2007	0949470	Sept. 1, 2008
EW 46	April 12, 2007	0949471	Sept. 1, 2008
EW 47	April 12, 2007	0949472	Sept. 1, 2008

CLAIM NAME	DATE RECORDED	ORMC NUMBER	EXPIRATION
EW 48	April 12, 2007	0949473	Sept. 1, 2008
EW 49	April 12, 2007	0949474	Sept. 1, 2008
EW 50	April 12, 2007	0949475	Sept. 1, 2008
EW 51	April 12, 2007	0949476	Sept. 1, 2008
EW 52	April 12, 2007	0949477	Sept. 1, 2008
EW 53	April 12, 2007	0949478	Sept. 1, 2008
EW 54	April 12, 2007	0949479	Sept. 1, 2008
EW 55	April 12, 2007	0949480	Sept. 1, 2008
EW 56	April 12, 2007	0949481	Sept. 1, 2008
EW 57	April 12, 2007	0949482	Sept. 1, 2008
EW 58	April 12, 2007	0949483	Sept. 1, 2008
EW 59	April 12, 2007	0949484	Sept. 1, 2008
EW 60	April 12, 2007	0949485	Sept. 1, 2008
EW 61	April 12, 2007	0949486	Sept. 1, 2008

Unpatented mining claims are generally considered subject to greater title risks than patented mining claims or real property interests that are owned in fee simple.  To remain valid, unpatented claims are subject to annual maintenance fees of $125 per claim.  The $125 per claim fees for 2007-2008 have been paid.

The following map shows the location of the Empress Project:

Accessibility

Access is via paved highway and then 10 miles of gravel roads from the small hamlet of Gold Point, located 7 miles north-northwest of the project.  There is year-round access.

Infrastructure

A well maintained gravel road enters the property. The closest power lines are at Gold Point, 7 miles to the north-northwest. The closest food and fuel are available in Goldfield, 26 miles to the north.

Geological Settings and Mineralization

The Empress Project lies within the southern portion of the Walker Lane mineral belt.  Mineralization in the project area occurs in quartz veins hosted by granitic rocks of the Sylvania pluton.  At least three separate east-west trending, steeply dipping quartz veins are exposed on the property.

Prior Work

We are not aware of any record of production for the district.  Judging by artefacts, it appears that the Wonder mine, located on the Empress Project property 2,000 feet southwest of the Empress Mine, was worked in the 1930’s.

Our Work on the Empress Project to Date

Our exploration program will test the extent of high-angle gold bearing structures. Using surface and underground mapping we have defined three veins and plan to drill test these from the surface.

We have completed an initial mapping and sampling program of the workings.  With a few exceptions, the adits of the Empress Mine are partially caved allowing only partial inspection.  The Wonder Mine, however, has excellent access and was extensively mapped and sampled.  In the Wonder adit, the vein is a typical pinch and swell quartz vein with widths from under 6 inches to 10 feet within a steeply south dipping fault zone.  Although difficult to sample because the wider portions of the vein were mined out above the level, several samples were taken along the 500 feet of exposed vein.  The results are shown in the table below.

Sample No.	Width	Au	Ag
	feet	ppm	ppm
WL-0	0.5	14.95	109.0
WL-25	2.0	63.30	96.0
WL-37	2.0	0.85	3.8
WL-65	1.5	3.20	8.5
WL-100	0.7	12.40	7.9
WL-120	0.5	2.50	2.3
WL-30	2.0	3.85	8.6
WL-50	0.7	0.68	0.7
WL-90	0.5	15.90	17.1
WL-230	3.0	36.30	14.2
W -250	0.5	23.30	40.4

Mapping and geochemical sampling completed in May, 2007 indicate at least three high-grade gold/silver vein targets at the Empress project.  An 8 core hole test of the Wonder mine target was permitted and results were announced in June 2008 as detailed below.

Drill holes E0702 and E0706 contained high-grade gold/silver intercepts. Hole E0702 intersected 7 feet (2.1 m) true width averaging 0.237 oz/ton gold (8.10 g/t) and 1.75 oz/ton Silver (60.0 g/t) including 3 feet (0.9 m) true width averaging 0.470 oz/ton (16.10 g/t) and 3.85 oz/ton silver (132.0 g/t).  Drill hole E0706 intersected  5 feet (1.5 m), true width 3.9 feet (1.2 m), averaging 0.793 oz/ton gold (27.15 g/t) and 0.46 oz/ton silver (15.9 g/t). Four other holes contained significant gold/silver intercepts indicating the vein continues at least 600 feet along strike and 400 feet down dip. Two drill holes, E0704 and E0708, missed the vein because of a more southerly strike to the vein than expected. A tabulation of all results appears below.

		T.			True					Gold
HOLE #	Dip	Depth	From	To	Width	Gold	Gold	Silver	Silver	Equiv.
	(deg.)	(feet)	(feet)	(feet)	(ft,m)	(oz/ton)	(g/t)	(oz/ton)	(g/t)	(oz/ton)
										(60/1 ratio)
E0701	-45	200	115	120	5, 1.5	0.011	0.38	0.035	1.2	0.012
E0702	-35	402	168	175	7, 2.1	0.237	8.10	1.752	60.0	0.266
including			168	171	3, 0.9	0.470	16.10	3.854	132.0	0.534
E0703	-40	302	172	181	9, 2.7	0.009	0.30	0.032	1.1	0.009
E0704	-45	310	Did	not	intersect	vein
E0705	-80	273	137.5	140	1.8, 0.5	0.032	1.09	0.038	1.3	0.032
E0706	-65	473	215	220	3.9, 1.2	0.793	27.15	0.46	15.9	0.801
E0707	-75	403	285	290	2.9, 0.9	0.004	0.14	0.12	4.1	0.006
E0708	-75	450	Did	not	intersect	vein

The drilling was designed as a first test of the Wonder target which is one of at least three vein sets exposed on the Empress property. Two holes were drilled from each of four surface drill sites spaced 200 to 400 feet (61 to 122 m) apart. A total of 2,813 feet (895 m) was drilled in eight angle core holes. All holes were drilled due north to intercept a roughly east-west trending vein.  Because of the erratic distribution of mineralization in most high-grade precious metal veins it was decided that a “hit rate” of one in three holes would be sufficiently encouraging to proceed with additional drilling. Excluding the two holes drilled over the vein the program’s hit rate was exactly one in three.

For the next phase of exploration Golden Oasis plans to test the two vein systems associated with the Empress Mine target using angle RC drilling to determine the location of the veins. Most of the underground workings associated with Empress are caved. After a vein has been located follow-up core drilling will be initiated. Further core drilling on the Wonder Vein is planned at the same time. All drill sites for the next round of drilling are already permitted.  We expect that this program will cost approximately $520,000. The drilling program will commence once funding is obtained, which we expect will be by the sale of our securities in the future.. This program, as with all of our exploration programs, will be supervised by a qualified professional geologist.

The sampling and analysis procedures in place at the project will meet current industry standards and be time and cost effective. Core samples, with footage blocks at least every 10 feet are brought from the drill rig daily and stored in secure storage. Under the supervision of a project geologist the core is logged and split using no more than 5 foot intervals. Splitting is done using a core saw.  One-half of the core is sampled on 5 feet intervals or less where relevant and sent to ALS Chemex, a well known geochemical laboratory in Reno, Nevada for preparation and analysis. The remaining one-half core remains in secure storage for possible future use.

Item 5

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended July 31, 2007 and 2006, the period from November 2, 2004 (date of incorporation) to July 31, 2005, and the nine month interim periods ended April 30, 2008 and April 30, 2007 , should be read in conjunction with our financial statements and related notes included in this registration statement.  Our financial statements included in this registration statement were prepared in accordance with Canadian generally accepted accounting principles, which are substantially similar to those in the United States of America except as stated in Note 9 of those statements.  Where necessary in order to facilitate an understanding of our financial statements as a whole or the discussion in this Item 5, we have discussed any differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles.

A.

Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments.  Factors of a local nature, including political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geology and weather conditions, may also affect our results of operations.  As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Note Regarding Forward Looking Statements.

This registration statement on Form 20-F contains forward-looking statements.  Forward-looking statements are projections and relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “ expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors” beginning at page 5, above, and the risks set out below, any of which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  These risks include, by way of example and not in limitation:

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with our expectations;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•

the potential for delays in exploration or development activities or the completion of feasibility studies;

•

risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•

risks related to commodity price fluctuations;

•

the uncertainty of profitability based upon our history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for our planned exploration and development projects;

•

risks related to environmental regulation and liability;

•

risks that the amounts reserved or allocated for environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance may not be sufficient to cover such costs;

•

risks related to tax assessments;

•

political and regulatory risks associated with mining development and exploration; and

•

other risks and uncertainties related to our prospects, properties and business strategy.

This list is not an exhaustive list of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Operating Results for Years Ended July 31, 2007, 2006 and 2005

The loss for the year ended July 31, 2007 was $463,101 while the loss for the year ended July 31, 2006 was $1,100,574.   In contrast, our loss for the period from November 2, 2004 (date of incorporation) to July 31, 2005 was $77,962.  The expenses incurred by our company during these three periods break down as follows:

			November 2, 2004
			(Date of
	Year ended	Year ended	Incorporation) to
	July 31, 2007	July 31, 2006	July 31, 2005
Expenses
Accounting and audit fees	$24,621	$31,100	$7,500
Amortization	7,974	8,023	3,840
Bank charges and interest	327	1,769	1,026
Consulting fees	138,931	140,311	45,608
Corporate finance fees	--	--	7,500
Insurance	11,750	8,305	--
Legal fees	16,850	9,681	4,467
Office and miscellaneous	100,783	44,506	6,003
Rent	15,210	15,712	12,238
Shareholder communications	147,428	76,626	--
Stock based compensation	-	746,718	--
Transfer agent and filing fees	32,988	24,355	1,279
Travel	30,913	14,887	--

Loss for the period before other items	(527,775)	(1,121,993)	(89,461)
Other items
Foreign exchange gain (loss)	(12,298)	(6,560)	11,499
Interest and Investment Income	76,972	27,979	--
	64,674	21,419	--
Net loss for the period	$(463,101)	$(1,100,574)	$(77,962)

Year Ended July 31, 2006 Compared to Year Ended July 31, 2005

We completed our IPO and commenced exploration activity during the year ended July 31, 2006. As a result, we had significantly more activity than in the start up period ended July 31, 2005. This included shareholder communication costs of $76,626, transfer agent and filing fees of $24,355 and audit and accounting fees of $31,100 relating to the IPO process of obtaining a public listing on the TSX and maintaining the public listings.  The most significant expense was the Stock based compensation expense of $746,718 for the year ended July 31, 2006 which was the fair value calculated of the stock options granted effective from the IPO date to July 31, 2006. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Remaining cost increases as a result of increasing operating activity from the start up period, include consulting fees of $140,311, office costs of $44,506 and travel costs of $14,887 compared to $45,608, $6,003 and nil respectively for the period ended July 31, 2005.

Year Ended July 31, 2007 Compared to Year Ended July 31, 2006

The table above shows a decrease in expenses for the year ended July 31, 2007.  This is primarily due to the fact that we completed our initial public offering of shares and commenced our exploration activities during the year ended July 31, 2006.  The year ended July 31, 2007, which was the first complete year during which our company was fully operational, does not include any of the expenses for our initial public offering or the commencement of our operations.  As a result, with the exception of a stock-based compensation expense resulting from the granting of options in the year ended July 31, 2006, we had considerably more activity in the year ended July 31, 2007 resulting in an increase in expenditures to $527,775 during the year ended July 31, 2007 from $375,275 during the year ended July 31, 2006 (excluding the stock based compensation).  Our expenditures for the year ended July 31, 2007 include consulting fees of $138,931 for management, financial, geological, and investor relations, increased office costs to $100,783 and travel expenses related to property acquisitions and to corporate activities of $30,913.  Transfer agent and filing fees of $32,988 include initial fees relating to our registration with the United States Securities and Exchange Commission.  Shareholder communication costs of $147,428 include investor relations expenses incurred for conferences, travel and promotional costs related to communication of our activities, including in-house consultants responding to investor inquiries.  Consulting fees include management fees of $66,000, financial consulting of $56,590, geological consulting of $5,891 and investor relations of $10,450.  Interest and investment income increased to $76,972 resulting from interest on investments in short-term marketable securities.  Our expenses during the year ended July 31, 2006 were higher than the previous period end primarily because of the expenses, including shareholder communication costs of $76,626, transfer agent and filing fees of $24,355 and audit and accounting fees of $31,100 relating to our initial public offering, of obtaining a listing for our common shares on the Canadian TSX Venture Exchange and the cost of compliance with Canadian public company regulatory and disclosure requirements.  Our most significant expense during the year ended July 31, 2006 was a stock based compensation expense of $746,718, which was the fair value of stock options granted by us effective from February 28, 2006, which is the date upon which we completed our initial public offering, to July 31, 2006.  We use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

Other increases caused by the increase in our operating activity during the year ended July 31, 2006 as compared to the start-up period from inception to July 31, 2005 include consulting fees of $140,311 for management, financial, geological, investor relations and corporate governance fees, office costs of $44,506 and travel costs of $14,887 compared to $45,608, $6,003 and nil, respectively, for the start-up period ended July 31, 2005.

The impact of applying US GAAP to our Canadian GAAP financial statements are as follows:

				(Unaudited)
				Cumulative from
			November 2, 2004	November 2, 2004
	For the year	For the year	(Date of	(Date of
	ended	ended	Incorporation) to	Incorporation) to
	July 31, 2007	July 31, 2006	July 31, 2005	July 31, 2007
Statement of Loss:

Net loss for the period under Canadian GAAP	$(463,101)	$(1,100,574)	$(77,962)	$(1,641,637)
Foreign exchange translation adjustment reported
as comprehensive loss (gain) under US GAAP	12,298	6,560	(11,499)	7,359
Resource property exploration costs expensed
under US GAAP	(1,375,015)	(132,541)	(196,636)	(1,704,192)

Net loss for the period under US GAAP	(1,825,818)	(1,226,555)	(286,097)	(3,338,470)

Foreign exchange translation adjustment	(12,298)	(6,560)	11,499	(7,359)

Comprehensive loss under US GAAP	$(1,838,116)	$(1,233,115)	$(274,598)	$(3,345,829)

Nine -month Period Ended April 30, 2008 Compared to the Nine -month Period Ended April 30, 2007

The losses for the nine months ended April 30, 2008 was $ 337,582 compared to a loss for the nine months ended April 30, 2007 of $ 402,758 .  The details of the expenses are as follows:

	Nine months ended April 30 ,
	2008	2007

Expenses
Audit and accounting fees	$14,575	$7,153
Amortization	5,267	5,890
Bank charges and interest	1,174	178
Consulting fees – Note 6	49,481	62,356
Insurance	9,921	8,150
Legal fees	28,101	11,994
Management fees	54,000	48,000
Office and miscellaneous	59,918	74,635
Rent – Note 7	17,206	11,372
Shareholder communications	40,438	142,227
Stock-based compensation	20,760	-
Transfer agent and filing fees	21,549	33,861
Travel	17,097	52,894
Foreign exchange loss	5,173	8,114
Interest and investment income	(7,078)	(64,156)

Net loss for the period	337,582	402,758

During the period ended April 30, 2008 , we incurred shareholders’ communications expense of $40,438 , as compared to $ 142,227 for the period ended April 30, 2007.  The decrease of $ 101,789 is primarily due to a decrease in the number of investor relations related trade events that we attended and, in general, a lower level of investor relations activity during the nine month period ended April 30, 2008 as compared to the earlier period.  Consulting fees include financial consulting of $ 29,865 , geological consulting of $ 6,516 and investor relations of $ 13,100 .  Our travel expense for the nine month period ended April 30, 2008 was $ 17,097 , as compared to $ 52,894 for travel during the nine month period ended April 30, 2007 , a decrease of $ 35,797 .  This decrease in travel expense is due primarily to the same reason as the decrease in our shareholders’ communication expense.  Audit and accounting fees for the nine -month period ended April 30, 2008 were $ 14,575 as compared to $ 7,153 during the nine -month period ended April 30, 2007.  Interest income for the period ended April 30, 2008 decreased by $57,078 to $7,078 primarily because we utilized funds in expenditures on our properties during 2008 .

The impact of applying US GAAP to our Canadian GAAP financial statements are as follows:

			Cumulative from
			November 2, 2004
	Nine months		(Date of
	ended April 30,	Nine months ended	Incorporation) to
	2008	April 30, 2007	April 30 , 2007
Statement of Loss:

Net loss for the period under Canadian GAAP	$(337,582)	$(402,758)	$(1,979,219)
Foreign exchange translation adjustment reported
as comprehensive loss (gain) under US GAAP	(1,632)	2,148	4,056
Resource property exploration costs expensed
under US GAAP	(731,876)	(785,342)	(2,436,068)

Net loss for the period under US GAAP	(1,071,090)	(1,185,952)	(4,411,251)

Foreign exchange translation adjustment	1,632	(2,148)	(4,036)

Comprehensive loss under US GAAP	$(1,069,458)	$(1,188,100)	$(4,415,287)

B.

Liquidity and Capital Resources

As at April 30, 2008 , we had working capital of $ 433,861 which was adequate to meet our working capital needs at the time.  At June 30 , 2008, we had working capital of approximately $ 308,265 .  During the 12 month period ending June 30 , 2009, we expect to spend approximately US$1,000,000 on the maintenance and exploration of our mineral properties and between approximately $420,000 and $660,000 on the operation of our company but we do not anticipate that we will generate any revenue from operations.  We therefore expect to continue to incur significant losses into the foreseeable future.  We anticipate that we will need to raise approximately $ 1,200 ,000 in order to continue to explore our properties and pay our overhead during this 12 month period.  As we do not anticipate that we will generate any revenues from operations during this period and we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing from traditional lending sources.  We have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so.  We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required or, if we can, that it would be on terms acceptable to our company.  We can therefore not give any assurance that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements.  Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects and the possible loss of such properties.

These circumstances raise substantial doubt about our ability to continue as a going concern.  Our consolidated financial statements for the year ended July 31, 2007 do not reflect this doubt because the circumstances that raise it did not exist until after the date that they were prepared.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgements and estimates about the effects of matters that are inherently uncertain.  As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgements become even more subjective and complex.  We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in our financial statements included in this registration statement.

Resource Properties

We defer the cost of acquiring, maintaining our interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

We are in the process of exploring and developing our mineral properties and have not yet determined the amount of reserves available.  Our management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by us, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-Based Compensation

We adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.”  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of our shares, the expected lives of awards of stock-based compensation, the fair value of our stock and the risk-free interest rate, as determined at the grant date.  The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

We use the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of our share purchase options.

Asset Retirement Obligations

We follow the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations.  Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities.  The liabilities are calculated using the net present value of the cash flows required to settle the obligation.  A corresponding amount is capitalized to the related asset.  Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset.  The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.

It is possible that our estimates of our ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at April 30, 2008 , a provision has been made for asset retirement obligations of $ 59,664 .

Commitments

Leases

We entered into a lease agreement for our office premises expiring in February, 2010, which requires future lease payments for each fiscal year end as follows:

July 2008	$15,012
2009	15,012
2010	8,757

$38,781

Environmental Protection Practices and Asset Retirement Obligation

We are subject to laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous material and other matters.  We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties and properties in which we have previously had an interest.  We are not aware of any existing environmental problems related to any of our current or former properties.

Included in the carrying value of the mineral properties is $ 60,646 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2008 and 2007 on the Toiyabe and Empress Properties .  The fair value of the liability of $ 60,646 was determined to be equal to the estimated drill site remediation costs.  As at June 30, 2008 , we had not, and as at the date of this amended registration statement on Form 20-F, we have not, commenced development at any of our properties and, accordingly, a reasonable estimate of the timing of the cash flows cannot be made.

During fiscal year July 31, 2006, we posted non-interest bearing bonds of $27,794 (US$24,577) with the State of Nevada government mineral resource agencies as security for these obligations.  During fiscal year July 31, 2007, we posted additional non-interest bearing bonds of $ 39,027 (US$35,000).

Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, we have the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County of Washington State, in the United States of America.  Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 shares of our common stock and, in addition, we must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

-

US$25,000 (this has been paid) and 50,000 common shares (these have been issued) upon regulatory approval;

-

US$30,000 (this has been paid) and 100,000 common shares (these have been issued) by August 15, 2006;

-

US$45,000(this has been paid) and 150,000 common shares (these have been issued) by August 15, 2007;

-

US$60,000 and 100,000 common shares by August 15, 2008;

-

US$80,000 by August 15, 2009;

-

US$100,000 by August 15, 2010; and

-

US$170,000 by August 15, 2011.

Exploration Expenditures:

-

US$50,000 by August 15, 2006 (these have been incurred);

-

US$125,000 by August 15, 2007 (these have been incurred);

-

US$175,000 by August 15, 2008;

-

US$275,000 by August 15, 2009;

-

US$350,000 by August 15, 2010; and

-

US$425,000 by August 15, 2011.

The optionor has also granted to our company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty.  If we do not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Subsequent to July 31, 2007 we staked an additional 83 claims in areas surrounding the Lone Ranch property.

Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, we have the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County of the State of Nevada, in the United States of America comprising our Toiyabe property.  Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 shares of our common stock and we must incur exploration expenditures of US$2,500,000 on the property as follows:

Consideration:

-

US$25,000 (this has been paid) and 50,000 common shares (these have been issued) upon regulatory approval;

-

US$30,000 (this has been paid) and 100,000 common shares (these have been issued) by August 15, 2006;

-

US$45,000 (this has been paid) and 150,000 common shares (these have been issued) by August 15, 2007;

-

US$60,000 and 200,000 common shares by August 15, 2008;

-

US$80,000 by August 15, 2009;

-

US$100,000 by August 15, 2010;

-

US$120,000 by August 15, 2011;

-

US$140,000 by August 15, 2012; and

-

US$400,000 by August 15, 2013.

Exploration Expenditures:

-

US$125,000 by August 15, 2006 (these have been incurred);

-

US$175,000 by August 15, 2007 (these have been incurred);

-

US$200,000 by August 15, 2008 (these have been incurred);

-

US$275,000 by August 15, 2009 (these have been incurred);

-

US$325,000 by August 15, 2010 (these have been incurred);

-

US$375,000 by August 15, 2011 (these have been incurred);

-

US$400,000 by August 15, 2012; and

-

US$625,000 by August 15, 2013.

The optionor has also granted to us the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty.  If we do not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Empress

Pursuant to a property option agreement dated April 17, 2006, Minquest Inc., a private company controlled by an officer and director of our company had the right to acquire a 100% undivided interest in mining claims located in Esmeralda County of the State of Nevada, in the United States of America comprising the Empress property.  By an assignment of mineral property option agreement dated February 20, 2007, Minquest assigned to us the right to acquire a 100% undivided interest in the Empress project and we agreed to be bound by the terms of the April 17, 2006 property option agreement with the Optionor.  In consideration for the assignment, Minquest retained a 3% NSR and was reimbursed US$6,000 in acquisition costs and US$2,000 in mapping costs incurred.  Property payments to be made to the Optionor for the interest aggregate US$546,000, payable as follows:

Property Payments:

-

US$6,000 by April 30, 2007(this has been paid);

-

US$10,000 by April 30, 2008 (this has been paid) ;

-

US$15,000 by April 30, 2009;

-

US$15,000 by April 30, 2010; and

-

US$500,000 by April 30, 2011.

Minquest has also granted to us the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 for each 1% of the royalty.  We must elect to complete any purchase of the NSR within 60 days of the completion of a positive production study.

C.

Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously have, research and development policies in place.  Over the past three fiscal years, we have not expended any material amounts on research or development.

D.

Trend Information

There have been no significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices in our business since the end of the latest financial year, nor are there any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  Although there are significant uncertainties in respect of market prices for minerals and, accordingly, the availability of equity financing for the purposes of mineral exploration and development, we do not believe that the fluctuations in market price are predictable.  The price of minerals has fluctuated widely in recent years and wide fluctuations are expected to continue.

E.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.  We have optioned our mineral properties from a private company controlled by an officer and director of our company.

F.

Tabular Disclosure of Contractual Obligations

We entered into a lease agreement for our premises expiring in February, 2010, which requires future lease payments for each fiscal year end as follows:

July 2008	$15,012
2009	15,012
2010	8,757
$38,781

Other than the office lease agreement mentioned above, we do not have any contractual obligations as of June 30 , 2008 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest fiscal year end balance sheet.

Item 6

Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the names, age, business experience and functions and areas of experience in our company of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Robert Eadie Chief Executive Officer and Director Age: 42

As our Chief Executive Officer, Mr. Eadie is responsible for strategic planning and operations, as well as managing our relations with our lawyers, regulatory authorities and investor community; as a director, Mr. Eadie participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.  Mr. Eadie was one of the founders of our company.

Richard Kern President and Director Age: 61

As our President, Mr. Kern is responsible for our exploration, development and mining operations and for management of our Nevada operations; as a director, Mr. Kern participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.  Mr. Kern was also one of the founders of our company.

Gary Arca Chief Financial Officer and Director Age: 47

As Chief Financial Officer, Mr. Arca is responsible for the management and supervision of all of the financial aspects of our business; as a director, Mr. Arca participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Gary Hawthorn Director Age: 66	As an independent director, Mr. Hawthorn supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Hawthorn was also a founder of our company.
Peter Barnes* Director Age: 51

As an independent director, Mr. Barnes supervised our management and helped to ensure compliance with our corporate governance policies and standards.  Mr. Barnes was also one of the founders of our company.*

* On January 18, 2008, Mr. Barnes resigned as a Director of the Company.

Robert Eadie – Chief Executive Officer and Director

Mr. Eadie has been our Chief Executive Officer and a director of our company since November 2004.  He was our President from November, 2004 until October, 2005.  Mr. Eadie is currently Chief Executive Officer, President and a director of Starcore International Ventures Ltd., a gold and silver producer in Mexico, headquartered in Vancouver, British Columbia and listed on the Toronto Stock Exchange (TSX:SAM) (Director and President since October 2003 and Chief Executive Officer since January 2005).  Mr. Eadie is also Chief Executive Officer, President and a director of Highland Resources Inc., a capital pool company that is listed on the TSX Venture Exchange and headquartered in Vancouver, British Columbia (TSX-V:HI.P) (Director and President since June 2006 and Chief Executive Officer since September 2006), Lebon Gold Mines Limited, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the Canadian Trading and Quotation System Inc. (CNQ:LBON) (Since November 2006), American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:AJ) (Director and President since January 2006 and Chief Executive Officer since April 2007), Cortez Resources Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:CUT.P) (Director and President since March 2007 and Chief Executive Officer since April 2007), Parlane Resource Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V: PPP.P) (Director, President and Chief Executive Officer since June 1, 2007) and is a director and officer of Platoro West Holdings Inc., an early stage precious and base metals exploration and development company headquartered in Vancouver, British Columbia and listed on the Canadian Trading and Quotation System since June 13, 2008 (CNQ:PLTO) (Director and Chief Executive Officer since May 16, 2006) .  Mr. Eadie is an independent contractor to our company.  We have not entered into any contracts with Mr. Eadie to act as an independent contractor for our company.  Mr. Eadie invoices our company on a month to month basis for services rendered.  Mr. Eadie has not entered into a non-competition or non-disclosure agreement with us.

Mr. Eadie is a self-employed business owner and has many years of experience in working with and helping build start-up companies.  He began his career as a corporate investor and public relations consultant and went on to establish his own investor relations consulting business.  He has since become a manager, officer or director of a number of junior public companies, primarily in the natural resource sector.  His past experience includes acting as a director of International All-North Resources, which was listed on the Vancouver Stock Exchange from March 1996 to September 1997; Mobetta Corp., which was quoted on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board in the United States (the “OTC BB”) from November 1998 to May 1999, Freemont Gold Corp. from September 1998 to April 2000, Mishibishi Gold Corp. and Messina Minerals Corp. (both listed on the TSX Venture Exchange) from July 2002 to September 2003, and Remington Creek Resources (September 1995 to December 1995).  He also served as President of Mishibishi Gold Corp. and Messina Minerals Corp. from July 2002 to September, 2003, and of Mobetta Corp. from November 1998 to May 1999.

Mr. Eadie intends to devote approximately 25% of his working time to the management of our company.

Richard Kern  – President and Director

Mr. Kern has been a director of our company since November, 2004 and has been our President since October, 2005.  Since January 1998, Mr. Kern has been the President and a director of MinQuest Inc., a privately held Nevada corporation controlled by Mr. Kern.  Prior to joining MinQuest he was a principal in BristleCone Ventures, LP, Geo-Surveys, and Sierra Global VisionLaunch, LLC. He has held executive and management level positions in companies such as Western North America North Mining, Inc., Homestake Mining Company, Superior Oil, and with the U.S. Geological Survey.  His experience includes establishing base and precious metal exploration programs for companies operating in North America with an emphasis on the Western United States, Mexico, Honduras and Panama. He has also managed gold and copper exploration programs in the Western United States, Australia, Mexico, and Ecuador with minor work in New Guinea, Malaysia, China and Fiji.

Since May 2003, Mr. Kern has been a director of American Goldfields Inc. (OTC-BB: AGFL), a natural resource exploration company engaged in the acquisition and exploration of mineral properties in the Americas.  American Goldfields Inc. is a Nevada corporation headquartered in Burnaby, British Columbia, and a reporting company in the United States.  Its common shares are listed for quotation on the NASD’s OTC Bulletin Board.  Since November 2006, Mr. Kern has been a director of American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:AJ).

Mr. Kern is an independent contractor to our company.  We have not entered into any contracts with Mr. Kern to act as an independent contractor for our company.  Mr. Kern invoices our company periodically, on a month to month basis, for services rendered.  Mr. Kern has not entered into a non-competition or non-disclosure agreement with us.

Mr. Kern (P.Geo) is a Professional Geologist with over 25 years of experience in base and precious metal exploration in the U.S., Central America, South America and Australia.  He has been involved in major mineral discoveries in the Western United States and Australia, including the Cadia deposit, New South Wales, Australia, and the Archimedes (Ruby Hill) deposit, Nevada.

Mr. Kern has been successful in developing various mining ventures.  He has a Masters of Science Degree in Geology from Idaho State University and a Bachelor of Science Degree in Geology from Montana State University.

Mr. Kern intends to devote approximately 30% of his working time to the management of our company.

Gary Arca – Chief Financial Officer and Director

Mr. Arca has been our Chief Financial Officer and a director of our company since April 2006.  Since January 2006, Mr. Arca has been the Chief Financial Officer and a director of Starcore International Ventures Ltd. (TSX-V:SAM), a gold and silver producer in Mexico, headquartered in Vancouver, British Columbia and listed on the Toronto Stock Exchange.  In addition, he is a director and Chief Financial Officer of Highland Resources Inc. (TSX-V:HI.P) (Since July 2006), a capital pool company that is listed on the TSX Venture Exchange and headquartered in Vancouver, British Columbia, a director and Chief Financial Officer of Lebon Gold Mines Limited (CNQ:LBON) (Since December 2006), a mineral exploration and development company, headquartered in Vancouver, British Columbia and listed on the CNQ,  Mr. Arca is also a director and chief financial officer of American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:AJ) (Since April 2006), Cortez Resources Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:CUT.P) (Since April 2007), Parlane Resource Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V: PPP.P) (Director and Chief Financial Officer since June 5, 2007) and is a director and officer of Platoro West Holdings Inc., an early stage precious and base metals exploration and development company headquartered in Vancouver, British Columbia and listed on the Canadian Trading and Quotation System since June 13, 2008 (CNQ:PLTO) (Director and Chief Financial Officer since May 16, 2006).

Mr. Arca has over 25 years of financial management experience.  He is a Chartered Accountant (CA) and has been a member of the Canadian Institute of Chartered Accountants and British Columbia Institute of Chartered Accountants since 1980.  He was a partner with public accounting firms, Amisano Hanson from 2002 to 2005 and Driver Anderson from 1996 to 2001.

Mr. Arca has provided auditing, consulting, taxation, accounting and litigation support services to various clients. His client base included mining, oil & gas, financial, bio-tech, high tech, and retail and wholesale businesses. Mr. Arca has extensive experience dealing with public companies and start-ups both from the perspective of management and as a consultant, and has served as a director of three publicly traded resource companies.

Mr. Arca intends to devote approximately 20% of his working time to the management of our company.

Gary Hawthorn – Director

Mr. Hawthorn has been a director of our company since November 2004.  Mr. Hawthorn is currently a director, member of the audit committee and the Vice President of Operations of Starcore International Ventures Ltd. (TSX:SAM), a gold and silver producer in Mexico, headquartered in Vancouver, British Columbia and is listed on the Toronto Stock Exchange (Director since July 2004 and Vice President of Operations since January 2007).  He is also a director of Highland Resources Inc. (TSX-V:HI.P) (Since July 2006), a capital pool company that is listed on the TSX Venture Exchange and headquartered in Vancouver, British Columbia, a director of American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:AJ), Cortez Resources Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V:CUT.P) (Since April 2007) and Parlane Resource Corp., a capital pool company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V: PPP.P) (Director since June 5, 2007).  Since 1988, Mr. Hawthorn has been the President of Westcoast Mineral Testing Inc., a privately held Canadian company headquartered in North Vancouver, British Columbia, Canada.  Mr. Hawthorn has not entered into a non-competition or non-disclosure agreement with us.

Gary Hawthorn (P.Eng) is a professional mining engineer with 40 years experience in various areas of mineral resource development and production. His particular area of expertise involves the engineering considerations involved in bringing mineral resources into production.  His international consulting work has helped develop mining projects in over a dozen different countries, including South Korea, Bolivia and Canada.

Mr. Hawthorn began his career working for seven years for Cominco Ltd. and then for eleven years with Placer Dome.  During this time he was a Mill Superintendent at several base metal and precious metal mining operations.  In 1982 he established his own consulting engineering and laboratory testing firm, and has assisted a number of resource companies in bringing mineral deposits into commercial production.  He is an expert in the area of practical hands-on production design engineering. He has extensive experience with both small and large flotation and cyanidation production circuits and has overseen a number of pilot operations.  In 2005, he updated a crushing plant in Bolivia for Eaglecrest Explorations Ltd., which he had originally designed in 2000, to include a 140 tpd flotation plant.  This plant continues to operate as part of Eaglecrest Explorations Ltd.’s underground bulk sampling program.  In 2001, Mr. Hawthorn oversaw the design, construction and commissioning of a 140 tpd flotation plan in South Korea for Ivanhoe Mines.

Mr. Hawthorn has been an Adjunct Professor at the University of British Columbia teaching in the Mining and Mineral Process Engineering Department and has written several professional articles/papers on various related topics.  He is a Life Member of the Canadian Institute of Mining & Metallurgy, and a member of the Association of Professional Engineers and Geoscientists (B.C.).

Mr. Hawthorn intends to devote approximately 5% of his working time to the management of our company.

Peter Barnes – Director

Mr. Barnes was a director of our company from June 2005 to January 2008.  Since April 2006, Mr. Barnes has been the President, Chief Executive Officer and a director of Silver Wheaton Corp., a silver producing company headquartered in Vancouver, British Columbia whose stock is listed on the Toronto Stock Exchange (TSX:SLW).  He was previously Executive Vice President and Chief Financial Officer of Goldcorp Inc. from April 2005 to April 2006 and prior thereto, Executive Vice President and Chief Financial Officer of Wheaton River Minerals from 2003 until its merger with Goldcorp in 2005.  He is also a director of American Copper Corporation, a mineral exploration and development company headquartered in Vancouver, British Columbia and listed on the TSX Venture Exchange (TSX-V: AJ) and Avanti Mining Inc., a mineral exploration and development company headquartered in Vancouver, British Columbia and is listed on the Canadian Trading and Quotation System (CNQ: AVMI).

Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience.  He holds a BSc in Economics from the University of Hull, England.  Prior to joining Wheaton River Minerals, he was a Director and the Chief Financial Officer of Crew Development Corporation, where he was instrumental in building the company over a period of five years.  Mr Barnes was also a Director and the Chief Financial Officer of Asia Pacific Resources Ltd. (listed on the Vancouver Stock Exchange) from September 1996 to February 2002, Botswana Diamondfields Inc. (listed on the Vancouver Stock Exchange) from February 1996 to March 2002, and South Crofty Holdings (listed on the Toronto Stock Exchange).  Mr. Barnes did not enter into a non-competition or non-disclosure agreement with us.

On January 18, 2008, Mr, Barnes resigned as a Director of the Company.

Policy regarding Conflicts of Interest

Our directors and our officers owe to our company the duties of loyalty and due care.  These duties, commonly referred to as “fiduciary duties” are imposed by statute (see the discussion below) and by common law and practice.

Certain of our officers and directors serve as directors or officers of, or have significant shareholdings in, other companies that engage in the search for business opportunities similar to those that we pursue or that provide a service or product that we might be looking to acquire.  To the extent that these companies desire to participate in these opportunities, our directors and officers may have a conflict of interest.  Usually, this will happen when the conflicted person owes the fiduciary duty of loyalty to both our company and the other company or where the conflicted person has a relationship with the other company that otherwise impairs objectivity (for example, if one of our directors has a financial interest in the other company).

In addition to conflicts of interest that could arise in respect of the pursuit or allocation of corporate opportunities, conflicts of interest can also arise in situations where our company requires a person to dedicate more time to a project but that person cannot do so because another company has made a conflicting demand for his or her time.

We have adopted a conflict of interest policy to help our officers and directors identify a conflict and remove themselves from a position where they could influence the outcome of a discussion or vote in respect of a conflicted matter.  This policy focuses primarily on the process of identifying a conflict of interest, as the corporate law in British Columbia (where our company is incorporated), provides for what an officer or director must do once a conflict of interest has been identified.

We have provided a brief description of the applicable sections of the British Columbia corporate statute below.  In addition to our conflict of interest policy, our directors have adopted an allocation policy to assist the members of our board, acting without the assistance of any conflicted directors, will weight the allocation of certain corporate opportunities among a group of companies with which we share directors.  Each of these group members have adopted a reciprocal policy.  This allocation policy recognizes that one or more of our directors or officers have relationships with other group members and that each group member is in the business of exploring for or exploiting natural resource properties but that, because of the core business focus of each group member, certain types of corporate opportunities might be more suitable for one group member rather than another.  The allocation of these corporate opportunities among the group members is primarily determined by three factors:  (1)  the region where the project or property is located; (2) the mineral resource involved; and (3) the level or status of the project or property (e.g., whether the property is a grass-roots opportunity, a development opportunity or a production opportunity).

The general guidelines used to weight business opportunities for each of the group member companies are:

(a)

Starcore International Ventures Ltd.  Starcore currently owns projects in Mexico.  One of its projects is still in the exploration stage, but its primary property is a producing gold mine.  Starcore is engaged in the search for additional properties with producing mines, primarily in Mexico.  Absent special circumstances that might disqualify Starcore from taking up an opportunity, any producing mine that is identified as a corporate opportunity by one of our officers or directors that is also an officer or director of Starcore will be offered first to Starcore.

(b)

American Copper Corporation.  American Copper currently owns grass-roots projects in Arizona and is focused on the search for copper and molybdenum.  American Copper is currently investigating additional copper and molybdenum properties in Nevada and New Mexico.  Absent special circumstances that might disqualify American Copper from taking up the opportunity, any grass roots copper or molybdenum opportunity that is (a) in the United States and (b) identified by an officer or director of our company that is also an officer or director of American Copper will be offered first to American Copper.

(c)

Cortez Resources Corp. and Highland Resources Inc.  Each of these companies are Canadian companies of the type known as a capital pool company.  Capital pool companies are companies that have no business but have raised an amount of cash in a carefully structured initial financing completed pursuant to the requirements of the Canadian TSX Venture stock exchange.  Capital pool companies, which are listed on the TSX Venture stock exchange, are not permitted to spend the money raised until they have completed a qualifying transaction.  A qualifying transaction generally consists of a transaction whereby the Capital pool company identifies and acquires a business opportunity under the supervision of the TSX Venture Exchange.  Capital pool companies investigate opportunities in all areas – whether resource, non-resource, medical, high-technology or other opportunities.  Any corporate opportunity that is not already allocated to another member of the group and that is identified by one of our officers or directors that is also an officer or director of either of Cortez or Highland will be offered first to Cortez or Highland.

(d)

Lebon Gold Mines Limited.  Lebon Gold Mines recently announced that after completing its review of the results of the drilling program conducted on its Sheep Mountain Property inYavapai County, Arizona, and consideration of exploration targets and related costs, it decided not to proceed with further drilling and discontinued its option agreement on the property. Lebon Gold Mines will continue its search for rare minerals such as mercury, titanium and platinum group minerals and will also investigate other opportunities in non-resource sectors. Absent special circumstances that might disqualify Lebon Gold Mines from taking up the opportunity, any mercury, titanium or platinum group mineral opportunity that is (a) in the United States and (b) identified by an officer or director of our company that is also an officer or director of Lebon Gold will be offered first to Lebon.

(e)

Platoro West Holdings Inc.  Platoro West is an early stage precious and base metals exploration and development company engaged in the business of mineral exploration in the western United States with special emphasis on the state of Nevada and the driving founders are not related to any other companies in common with the other companies listed. The common directors to the other companies are not involved in identifying opportunities for Platoro.

(f)

Our company focuses on grass-roots projects, currently in Nevada, in the search for gold and silver.  We are also investigating opportunities in Washington State, for the same minerals.  Absent special circumstances that might disqualify our company from taking up the opportunity, any grass roots gold or silver opportunity that is (a) in the United States and (b) identified by an officer or director of our company that is also an officer or director of any of Starcore, American Copper, Cortez, Highland or Lebon will be offered first to American Copper.

In each of the examples outlined above, we have referred to special circumstances without being specific.  This is because it is not feasible to anticipate the circumstances that might be pertinent to such a discussion in respect of an opportunity before it has been identified.  However, we anticipate that any decision would require consideration of cost, source and availability of funds, manpower and similar factors that cannot be determined until such an opportunity arises.  Our allocation policy does not contemplate the allocation of an opportunity if the company to which it is offered first declines the opportunity.

Business Corporations Act (British Columbia) Provisions on Conflicts of Interest

Sections 147 to 153 of the Business Corporations Act (British Columbia) apply to conflict of interest issues that may arise as the result of one or more of our directors and officers serving in executive or board level functions for other companies.  These sections provide in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (British Columbia).  The Business Corporations Act (British Columbia) also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

B.

Compensation

Executive Compensation

The following table contains information about the compensation paid for services in all capacities to us, including compensation paid to or earned by (a) our Chief Executive Officer (or an individual who acted in a similar capacity); (b) our Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the three most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at July 31, 2007 and whose total salary and bonus exceeds $150,000 during the year ended July 31, 2007; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of our company as of July 31, 2007.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
	Fiscal			Other	Under	Restricted		All
	Year			Annual	Options/	Shares or		Other
				Compen-	SARs	Share		Compen-
Name and	Ended	Fees	Bonus	sation	Granted (1)	Units	LTIP	sation
Principal Position	July 31	($)	($)	($)	(#)	($)	Payouts ($)	($)
Robert Eadie	2007	66,000	–	–	–	–	–	–
CEO	2006	62,450	–	–	425,000(4)	–	–	–
	2005	39,590	–	6,280(3)	–	–	–	–
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Richard Kern	2007	–	–	123,131(2)	–	–	–	–
President	2006	–	–	25,417(2)	275,000	–	–	–
	2005	–	–	31,848(2)	–	–	–	–
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Gary Arca	2007	52,500	–	–	–	–	–	–
CFO	2006	18,000	–	–	275,000	–	–	–
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)

The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.

(2)

Payments for geological consulting services and property payments made to Richard Kern and to MinQuest Inc., a private company of which he is a 50% shareholder.

(3)

Payments made to 613880 B.C. Ltd., a private company controlled by Robert Eadie, in respect of office space leased.

(4)

135,000 cancelled subsequent to year ending July 31, 2007 .

Long Term Incentive Plan (LTIP) Awards

We do not have any long term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by us to our executive officers during the fiscal year ended July 31, 2007.

An LTIP is “any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale”.

Option and Stock Appreciation Rights (SARs)

We have in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of our company and advancing the interests of our company by affording such persons with the opportunity to acquire an equity interest in our company through rights granted under the plan to purchase our shares.  Please see “Share Ownership” for details relating to our existing stock option plan.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended July 31, 2007 and subsequent thereto, no options were granted to our executive officers.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During our completed financial year ended July 31, 2007, no options were exercised by the executive officers.  The following table sets forth the value of outstanding options held by the executive officers as of July 31, 2007.  The value of the unexercised in-the-money options at fiscal year end is the difference between the fair market value of the common shares on July 31, 2007, which was $0.43, and the exercise price of the options.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Robert Eadie	Nil	Nil	425,000/Nil	8,700/Nil
Richard Kern	Nil	Nil	275,000/Nil	5,250/Nil
Gary Arca	Nil	Nil	275,000/Nil	Nil/Nil

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during our completed financial year ended July 31, 2007.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan.

Compensation of Directors

There are no arrangements under which directors were compensated by us or our subsidiary during the most recently completed financial year for their services in their capacity as our directors, other than the grant of incentive stock options.

During the mostly recently completed financial year to July 31, 2007, no options were granted to our directors (excluding the Named Executive Officers).

C.

Board Practices

Each director of our company is elected annually and holds office until the next annual general meeting of the shareholders unless that person ceases to be a director before then.  Our last annual general meeting of the shareholders was held on December 20, 2007.

Name and Position with the Company	Director/Officer Since
Robert Eadie Chief Executive Officer and Director	November 2, 2004
Richard Kern President and Director	November 10, 2004/ October 21, 2005
Gary Arca Chief Financial Officer and Director	April 28, 2006
Peter Barnes* Director	June 15, 2005
Gary Hawthorn Director	November 10, 2004

* On January 18, 2008, Mr. Barnes resigned as a Director of the Company

The members of our company’s audit committee include Robert Eadie, Richard Kern and Gary Hawthorn.  The audit committee is directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures.  The audit committee also considers whether adequate controls are in place over annual and interim financial reporting as well as controls over assts, transactions and the creation of obligations, commitments and liabilities of our company.  The audit committee also reviews the financial statements and financial information prior to its release to the public.

We currently do not have a remuneration or compensation committee.

D.

Employees

As of June 30, 2008 , we do not have any employees.  We do not have any relationship with any labour unions.

E.

Share Ownership

There were 20 ,054,471 common shares issued and outstanding as of June 30 , 2008.  Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following common shares as of June 30 , 2008:

Name	Number of Shares Beneficially Owned as of June 30 , 2008	Percentage of Outstanding Shares at June 30 , 2008(1)	Stock Options Outstanding at June 30 , 2008	Warrants Outstanding at June 30 , 2008	Percentage on Fully Diluted Basis(2)
Robert Eadie	1, 504 ,001	7.5%	390 ,000(3)	0	8.5%
Richard Kern	1,600,000	8. 0%	275,000(4)	0	8.4%
Gary Arca	100 ,000	0. 5%	445 ,000(5)	0	2.4%
Peter Barnes*	600,000	3. 0%	200,000 (6)	0	3. 6%
Gary Hawthorn	200,000	1. 0%	200,000 (7)	0	1. 8%

*

On January 18, 2008, Mr. Barnes resigned as a Director of the Company.

(1)

Based on 20 ,054,471 common shares issued and outstanding as at June 30 , 2008;

(2)

Based on 22,269,471 common shares on a fully diluted basis ( 20 ,054,471 common shares, 2,005 ,000 stock options and 210,000 warrants);

(3)

The total number of options includes 290,000 stock options at an exercise price of $0.40 per share to November 14, 2010 and 100 ,000 stock options at an exercise price of $0. 20 per share to May 1, 2013 ;

(4)

The total number of options includes 175,000 stock options at an exercise price of $0.40 per share to November 14, 2010, 50,000 stock options at an exercise price of $0.50 per share to March 2, 2011 and 50,000 stock options at an exercise price of $0.65 per share to April 4, 2011;

(5)

The total number of options includes 175,000 stock options at an exercise price of $0. 50 per share to March 2, 2011 , 100,000 stock options at an exercise price of $0.65 per share to April 4, 2011 and 170,000 stock options at an exercise price of $0.20 per share to March 11, 2013 ;

(6)

The total number of options includes 125,000 stock options at an exercise price of $0. 40 per share to November 14, 2010 and 75,000 stock options at an exercise price of $0.65 per share to April 4, 2011; and

(7)

The total number of options includes 125,000 stock options at an exercise price of $0.40 per share to November 14, 2010 and 75,000 stock options at an exercise price of $0.65 per share to April 4, 2011.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

For information concerning options held by our officers and directors, please see “Compensation”.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us.  The TSX Venture Exchange requires listed companies that have “rolling” stock option plans, such as our stock option plan, in place to receive shareholder approval to such plan on a yearly basis at our annual general meeting.  The latest approval for the stock option plan of our company by our shareholders occurred at the annual general meeting held on December 20, 2007.  Our stock option plan is administered by our board of directors.

The material terms of the stock option plan are as follows:

1.

The term of any options granted under the stock option plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if we are reclassified by the TSX Venture Exchange as a Tier 1 Issuer).

2.

The exercise price of any options granted under the stock option plan will be determined by the board of directors, but shall not be less than the discounted market price as defined by Policy 1.1 of the TSX Venture Exchange.

3.

Vesting of options is generally at the discretion of the board of directors and is generally subject to the optionee remaining employed by or continuing to provide services to us or our affiliate as well as achieving certain milestones, or receiving a satisfactory performance review by us during the vesting period.

4.

All options will be non-assignable and non-transferable.

5.

No more than (i) 5% of the issued and outstanding shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued and outstanding shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.

If the option holder ceases to be a director of our company or ceases to be employed by us (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by us, subject to the terms and conditions set out in the stock option plan.  However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by us to provide investor relations activities.

7.

Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of our issued and outstanding shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of our issued and outstanding shares if we are reclassified by the TSX Venture Exchange as a Tier 1 Issuer.

8.

The number of options granted will be adjusted in the event of any consolidation, subdivision, or other change of our common shares.

Although at no one time will options granted under the plan entitle insiders to purchase more than 10% of the outstanding shares of our company, we may, over the next 12 months, grant stock options to insiders pursuant to the stock option plan that in the aggregate (after taking into account exercises of options and new grants) exceeds 10% of our issued shares.  In addition, we may determine to renegotiate options granted to insiders, and may, if our company is reclassified by the TSX Venture Exchange as a Tier 1 Issuer, seek to grant options exceeding 5% of the outstanding shares to one optionee.

For information regarding the grant of stock options, please see “Compensation” above.

Item 7

Major Shareholders and Related Party Transactions

A.

Major Shareholders

The following table sets forth, as of June 30 , 2008, the persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Number of Shares Beneficially Owned as of June 30 , 2008	Percentage of Outstanding Shares at June 30 , 2008	Percentage on Fully Diluted Basis(1)
Robert Eadie	1, 504 ,001	7.5%	8.5%
Richard Kern	1,600,000	8. 0%	8.4%

(1)

Based on 26,232,581 common shares on a fully diluted basis ( 20 ,054,471 common shares, 2,005 ,000 stock options and 210,000 warrants);

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 30 , 2008, the registrar and transfer agent for our company reported that there were 20 ,054,471 common shares of our company issued and outstanding.  Of these, 19,099,471 were registered to Canadian residents ( 30  shareholders), 705 ,000 were registered to residents of the United States (12 shareholders) and 250 ,000 were registered to residents of other foreign countries ( 3 shareholders ).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.

Related Party Transactions

Other than as disclosed below, there have been no material transactions since the formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

We incurred the following costs with directors and companies controlled by one or more of our directors during the period ended April 30, 2008, the years ended July 31, 2007 and 2006 and for the period from November 2, 2004 to July 31, 2005:

				November 2,
				2004
	For the nine	For the year	For the year	(Date of
	months ended	ended	ended	Incorporation) to
	April 30, 2008	July 31, 2007	July 31, 2006	July 31, 2005

Robert Eadie (1)
Management fees	$54,000	$66,000	$62,450	$39,590
Rent		-	-	6,280
	54,000	66,000	62,450	45,870

Richard Kern(2)
Geological consulting		-	2,310	3,211
Resource properties
– property payments – Lone Ranch	50,918	33,639	-	32,108
- property payments – Toiyabe	50,918	33,639		32,107
- geological consulting – Toiyabe	21,947	45,066	21,989	6,422
- geological consulting – Lone Ranch	3,542	4,902	1,118
– geological consulting - Empress	21,035	5,885
	148,360	123,131	25,417	73,848

Gary Arca (3)
Financial consulting	22,500	52,500	18,000	-

	224,860	$241,631	$105,867	$1133,438

(1)

Amounts were paid to Robert Eadie, our Chief Executive Officer and director, and companies controlled by Robert Eadie.  Mr Eadie charged management fees for services provided as Chief Executive Officer which included negotiating agreements, arranging financings, leading corporate communications and investor presentations, and overseeing the affairs of our company generally, including the management of our company’s exploration activities.

The rental amount recorded in 2005 was a direct reimbursement of rental costs allocated to our company.

There is no formal contract between our company and Mr. Eadie or 613880 BC Ltd. and 0769750 BC Ltd., companies controlled by Mr. Eadie.  613880 BC Ltd. and 0769750 BC Ltd. invoices our company for Mr. Eadie’s services on a monthly basis.  From December 2004 to February 2005, as to $4,280 monthly; from March 2005 to February 2006, as to $5,350 monthly; from March 2006 to January 2007, $5,000 monthly, and from February 2007 to July 2007, $6,000 monthly; and from August 2007 to the present, $6,000 monthly.  We expect this arrangement with Mr. Eadie to continue for the foreseeable future.  We believe that the terms of this ongoing informal relationship with Mr. Eadie are substantially equivalent to the terms obtainable from third parties at arms length to tour company.

(2)

Amounts were paid to Richard Kern, our president and director, and MinQuest Inc. of Reno, Nevada, a private company controlled by Richard Kern.

Mr. Kern charged for various geological consulting services performed with respect to our company’s mineral properties at a rate of US$500 per day from 2005 to 2007, and at a current rate of US$600 per day.  The services included creating topographic bases for geologic mapping, initiating geophysical and geochemical surveys, reviewing data and selection of sites for deep stratigraphic holes, managing drilling in various project areas, compiling drilling results, creating cross sections and interpretation, collecting BLM claim maps and procuring title opinions, supplying data for 43-101 reports, preparing claim filings for the BLM and filing of same for various properties, planning new drilling programs, interviewing consultants and hiring geologists, hiring contractors for road and pad constructions, hiring drilling contractors, setting up logging format with project geologists, and other services related to drilling and field work,  Mr Kern will continue to provide various geological consulting services to our company on an as-needed basis, and will invoice our company accordingly for his fees and out-of-pocket disbursements.  We believe that the terms of this ongoing informal relationship with Mr. Kern are substantially equivalent to the terms obtainable from third parties at arms length to tour company.

Certain payments were also made to Minquest Inc., a company controlled by Richard Kern.  These payments covered property payments under option agreements covering the various mineral interests [see disclosures under the various properties, namely Toiyabe, Lone Ranch, and Empress Projects, pages 16 - 40].  The payments to Minquest also included items and services requiring the use of Minquest’s equipment such as transporting samples to geochemical laboratories using Minquest’s utility trailer, ATV rentals and use of the color plotter for the various properties.

(3)

Amounts paid to Gary Arca, CFO and director, and a company controlled by Gary Arca.

Amounts were paid to Gary Arca, our Chief Financial Officer and director, and a company controlled by Gary Arca.  Mr. Arca charged financial consulting  fees for services provided as Chief Financial Officer which included financial management, developing budgetary models to meet short-term and long-term plans, overall responsibility for day-to-day accounting procedures and processes, monitoring and controlling expenditures, overseeing the finances of our company, and preparing financial statements and reports in compliance with regulatory requirements.  The rental amount recorded in 2005 was a direct reimbursement of rental costs allocated to our company.

There is no formal contract between our company and Mr. Arca or 0750181 BC Ltd., a company controlled by Mr. Arca.  0750181 BC Ltd. invoices our company for Mr. Arca’s services on a monthly basis.  Until December 2006, 0750181 BC Ltd. invoiced $6,000 monthly; from January 2007 to February 2007, $5,000 monthly; and from March 2007 to the present, $2, 500 monthly.  We expect this arrangement with Mr. Arca to continue for the foreseeable future.  We believe that the terms of this ongoing informal relationship with Mr. Arca are substantially equivalent to the terms obtainable from third parties at arms length to tour company.

In addition to the property payments noted above, the following common share issuances were made to MinQuest Inc. in respect of acquisition costs and property payments:

		Market price on
	Quantity	issue date	Deemed Value
Issued during the
- period from November 2, 2004
to July 31, 2005	-	-	$-
- year ended July 31, 2006	100,000	$0.40	$40,000
- year ended July 31, 2007	200,000	$0.31	$62,000
- period ended April 30, 2008	300,000	$0.34	$102,000

	600,000		$204,000

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

The following discussion describes each agreement that we have entered into with any related party during the period beginning November 2, 2004 through April 30, 2008:

On January 23, 2005, we entered into an option agreement with respect to the Toiyabe Property with MinQuest Inc. of Reno Nevada, a private company controlled by Richard Kern, who is the President and a director of our company. This agreement was amended on May 15, 2005 and again on November 30, 2005. This agreement is discussed in detail in the discussion of the Toiyabe Property beginning at page 14 of this registration statement on Form 20F.

Also on January 23, 2005, we entered into an option agreement with respect to the Lone Ranch Property with MinQuest Inc., a private company controlled by Richard Kern, who is the President and a director of our company. This agreement was amended on May 15, 2005 and November 30, 2005. This agreement is discussed in detail in the discussion of the Lone Ranch Property beginning at page 21 of this registration statement on Form 20F.

On March 27, 2007, we entered into an option agreement with respect to the Empress Project with MinQuest Inc., a private company controlled by Richard Kern, who is the President and a director of our company.  This agreement is discussed in detail in the discussion of the Empress Project beginning at page 24 of this registration statement on Form 20F.

We have issued 600,000 common shares, with an aggregate fair value of $204,000 on the dates of issuance, and paid US$200,000 (CAD$233,328) to MinQuest in respect of acquisition costs and property payments on these properties.

On November 2, 2004, Robert Eadie was transferred one common share from the incorporator of our company.  On November 15, 2004, Mr. Eadie subscribed for 1,000,000 common shares in a private placement of up to 3,000,000 common shares of our company at a price of $0.01 per share.  In the same private placement, Gary Hawthorn subscribed for 200,000 common shares, Richard Kern subscribed for 1,000,000 common shares and Peter Barnes subscribed for 400,000 common shares.  On January 14, 2005, Peter Barnes subscribed for 200,000 common shares in a private placement of up to 4,690,000 common shares of our company at a price of $0.10 per share.

On June 13, 2005, we issued 20,000 common shares at a purchase price of $0.10 per share for aggregate gross proceeds of $2,000 to two persons related to Robert Eadie.

On January 27, 2006, we entered into an escrow agreement among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd.  The founders of our company, Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd., agreed to deposit their common shares in escrow with the escrow agent.  The escrow agreement was required by the Canadian Securities Administrators in connection with our initial public offering.  The escrow agreement provides that common shares in escrow will be released from escrow in equal blocks of 15%, as to each persons respective holdings, of the common shares in escrow at 6 month intervals over the 36 month term of the agreement, with 10% of each of the above individuals’ holdings being exempt from the escrow provisions.

On April 4, 2006, we issued 20,000 and 25,000 common shares at a price of $0.45 per share to Richard Kern and Gary Arca respectively for gross proceeds of $20,250.

Item 8

Financial Information

A.

Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial Statements filed as part of this registration statement:

Financial Statements of Golden Oasis Exploration Corp. for the years ended July 31, 2007 and 2006 reported on by Morgan & Company, Chartered Accountants.

Auditor’s Report of Morgan & Company, Chartered Accountants, dated November 14, 2007

Auditor’s Report of Amisano Hanson, Chartered Accountants, dated February 1, 2006, except as to Note 9 which is as of February 9, 2006

Consolidated Balance Sheets as at July 31, 2007 and 2006

Consolidated Statements of Operations for the years ended July 31, 2007 and 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statements of Cash Flows for the years ended July 31, 2007 and 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statement of Stockholders’ Equity for the years ended July 31, 2007 and 2006

Notes to the Consolidated Financial Statements

Unaudited Interim Consolidated Financial Statements of Golden Oasis Exploration Corp. for the three and nine month period ended April 30, 2008

Consolidated Balance Sheets as at April 30, 2008 and July 31, 2007

Consolidated Statement of Operations and Deficit for the three and nine months ended April 30, 2008 and 2007 and for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008

Consolidated Statement of Cash Flows for the for the three and nine months ended April 30, 2008 and 2007 and for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008

Consolidated Statement of Shareholders’ Equity for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008

Notes to the Interim Consolidated Financial Statements

Legal Proceedings

As of June 30 , 2008, there are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending.

Dividend Distributions

Our company has not paid our shareholders any dividends since our inception.  Any future payment of dividends or distributions will be determined by the board of directors of our company on the basis of our company's earnings, financial requirements and other relevant factors.  Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors” appearing at page 5, above.

B.

Significant Changes

The management of our company is not aware of any significant changes since the date of our most recent interim financial statements that have not been disclosed elsewhere in this registration statement.

Item 9

The Offer and Listing

A.

Offer and Listing Details

Price History

Full Financial Years (since our incorporation on November 2, 2004)

The annual high and low market prices for each full financial year since our incorporation on November 2, 2004 on the TSX Venture Exchange were as follows:

Year Ended	High	Low
July 31, 2007	$0.51	$0.25
July 31, 2006	$0.75	$0.30
July 31, 2007	$0.51	$0.25

Full Financial Quarters (since our incorporation on November 2, 2004)

The high and low market prices for each full financial quarter since our incorporation on November 2, 2004 on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
April 30, 2008	$0.20	$0.125
January 31, 2008	$0.175	$0.175
October 31, 2007	$0.32	$0.30
September 30, 2007	$0.32	$0.32
August 31, 2007	$0.30	$0.30
July 31, 2007	$0.48	$0.33
April 30, 2007	$0.45	$0.34
January 31, 2007	$0.45	$0.30
October 31, 2006	$0.51	$0.30
July 31, 2006	$0.60	$0.30
April 30, 2006	$0.75	$0.44

Most Recent 6 Months

The high and low market prices for each of the most recent six months on the TSX Venture Exchange were as follows:

Month Ended	High	Low
June 30, 2008	$0.195	$0.16
May 31, 2008	$0.28	$0.195
April 30, 2008	$0.20	$0.16
March 31, 2008	$0.17	$1.55
February 29, 2008	$0.175	$0.125
January 31, 2008	$0.175	$0.175

B.

Markets

Our common shares trade on the TSX Venture Exchange.  Our symbol is “GOT-V” and our CUSIP number is 38113N103.

Item 10

Additional Information

A.

Share Capital

We are authorized to issue an unlimited number of common shares without par value.  On June 30 , 2008, we had 20,054,471common shares issued and outstanding, all of which were fully paid and non-assessable.

We do not own any shares of our company.

We have issued the following shares during the period from our incorporation to June 30 , 2008:

Upon incorporation on November 2, 2004, we issued one common share for $1.00 to our incorporator, who transferred this common share to our Chief Executive Officer on that same date.

On November 15, 2004, we issued 3,000,000 common shares to six investors at a purchase price of $0.01 per common share for aggregate gross proceeds of $30,000 in a private placement.

On January 14, 2005, we issued 4,690,000 common shares to 27 investors at a price of $0.10 per common share for aggregate gross proceeds of $469,000.  On June 13, 2005, we approved an increase in this private placement from 4,690,000 common shares to up to 4,730,000 common shares at a price of $0.10 per share.

On September 2, 2005, we issued 134,000 common shares to four investors at a price of $0.25 per common share for aggregate gross proceeds of $33,500.

On September 21, 2005, we issued 130,000 common shares to four investors at a price of $0.25 per common share for aggregate gross proceeds of $32,500.

On September 26, 2005, we issued 50,000 common shares to one investor at a price of $0.25 per common share for aggregate gross proceeds of $12,500.

On February 28, 2006, we completed our initial public offering for the issue of 4,000,000 units at a price of $0.40 per unit for aggregate gross proceeds of $1,600,000.  Each unit consisted of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $0.50 until February 27, 2008.  We paid a commission of $122,000 and issued 140,000 units, at a fair value of $56,000, on the same terms as the offering, to the agent.  We have also issued 800,000 share purchase warrants to the agent which are exercisable on the same terms as the offering warrants.  8,750 of these share purchase warrants had been exercised and the remainder of 791,250 expired unexercised on February 27 , 2008.

On February 4, 2006 we issued 100,000 common shares to MinQuest Inc. with a fair value of $40,000, on account of our obligations under our option agreements on the Toiyabe and Lone Ranch properties.  On October 6, 2006, we issued an additional 200,000 common shares to MinQuest Inc. with a fair value of $62,000 on account of our obligations under these agreements.  On August 14, 2007, we issued an additional 300,000 common shares to MinQuest Inc. with a fair value of $102,000, on account of our obligations on the Toiyabe and Lone Ranch properties.   For more information regarding the issuance of these shares, please see the discussion about our acquisition of these properties in Item 4.D “Property, Plants and Equipment”, beginning at page 14, above.

On April 4, 2006, we issued 5,150,000 units to 18 investors at a price of $0.45 per unit, for aggregate gross proceeds of $2,317,500 in a private placement.  Each unit consisted of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $0.55 until April 4, 2008.  The warrants include an early expiry feature which we may trigger should the market price on the TSX Venture Exchange for one of our common shares close above $0.80 for a minimum period of twenty consecutive trading days.  The agent received a cash commission of $123,606 and 111,720 units, at a fair value of $50,724, which we issued on the same terms as the units above.  The agent also received 966,000 warrants entitling the agent to acquire up to 966,000 common shares at $0.55 per share until April 4, 2008.   These share purchase warrants expired unexercised on April 4 , 2008.

On April 25, 2008, we issued 2,000,000 common shares to investors at a price of $0.15 per share for aggregate gross proceeds of $300,000 in a private placement.  We paid cash commissions of $21,000 and issued 210,000 share purchase warrants entitling the agent to acquire up to 210,000 common shares at a price of $0.15 per share until April 25, 2009.  The agents’ warrants include an early expiry feature which we may trigger should the common shares of our company close above $0.40 for a minimum period of ten (10) trading days on the TSX Venture Exchange.

Except with respect to the issuance of the common shares on account of our obligations in respect of the Toiyabe and Lone Ranch properties, all of the common shares that we have issued since inception have been issued for cash, without any discounts, special terms or instalment payments.

Escrow Shares

As of June 30 , 2008, 990,000 of our common shares are held in escrow pursuant to an escrow agreement dated January 27, 2006 among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd.  The founders of our company, Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd., agreed to deposit their common shares in escrow with the escrow agent.  The escrow agreement was required by the Canadian Securities Administrators in connection with our initial public offering.  The escrow agreement provides that common shares in escrow will be released from escrow in equal blocks of 15%, as to each persons respective holdings, of the common shares in escrow at 6 month intervals over the 36 month term of the agreement, with 10% of each of the above individuals’ holdings being exempt from the escrow provisions.

Stock Options and Stock Based Compensation

We received shareholder approval for a share option plan which allows for options to be granted of up to 10% of the outstanding shares.  Under the terms of the option plan, options granted may be exercisable for a maximum of 5 years from the date of grant.

We have granted options to purchase our common shares to our directors and employees.  Each stock option allows the holder to purchase one share of our company at the exercise price.  As of April 30, 2008 and as of June 30 , 2008, there were an aggregate of 1, 805,000 and 2,005 ,000 options respectively to purchase our common shares issued and outstanding under our share option plan.   At June 30, 2008 all of these options are held by our directors and consultants , with a weighted average exercise price of $0. 43 .  The details of each grant of options is as follows:

On November 15, 2005, we granted 800,000 stock options at an exercise price of $0.40 to four directors, officers and four consultants pursuant to our stock option plan.  These options will all expire on or before November 14, 2010.  On March 2, 2006, we granted an aggregate of 428,000 stock options at an exercise price of $0.50 to one director and officer and five consultants pursuant to our stock option plan.  Of the stock options granted on March 2, 2006, 25,000 were cancelled on July 20, 2006, while the balance will all expire on or before March 2, 2011.  On April 4, 2006, we granted an aggregate of 530,000 stock options to four directors, officers and six consultants at an exercise price of $0.65.  These options will all expire on or before April 4, 2011.   On March 1, 2008, we granted an aggregate of 220,000 stock options to one director and officer and to two consultants at an exercise price of $0.20.  These options will all expire on or before March 11, 2013.  On May 1, 2008, we granted an aggregate of 200,000 stock options to one director and officer and to three consultants at an exercise price of $0.20.  These options will all expire on or before May 1, 2013.

The following is a summary of stock option activities for the period from our incorporation on November 2, 2004 to June 30 , 2008:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Granted	1,758,000	$0.50
Expired/cancelled	(38,000)	$0.50
Options outstanding and exercisable as of July	1,720,000	$0.50
31, 2007
Granted	420,000	$0.20
Expired/cancelled	(135,000)	$0.65
Options outstanding and exercisable as of June 30, 2008	2,005,000	$0.43

Outstanding and exercisable stock options at January 31, 2008 are as follows:

Number of Shares	Exercise Price	Expiry Date
800,000	$0.40	November 14, 2010
403,000	$0.50	March 2, 2011
382 ,000	$0.65	April 4, 2011
220,000	$ 0.20	March 11, 2013
200 ,000	$ 0.20	May 1, 2013

2,005,000

Warrants

In connection with our initial public offering completed on February 28, 2006 and a private placements on April 4, 2006 and April 25, 2008 , we issued the following share purchase warrants.  These warrants entitle the holders thereof the right to acquire one common share for each warrant held.  For more information regarding these share purchase warrants, including the exercise prices and expiration dates, please see the discussion in Item 10 A., above, beginning at page 44.

Summary of share purchase warrants issued for the period from our incorporation on November 2, 2004 to June 30 , 2008, is as follows:

Number of
Options
Issued	6,466,860
Exercised	(8,750)
Balance outstanding as of July 31, 2007	6,458,110
Issued	210,000
Expired	(6,458,110)

Balance outstanding as of June 30, 2008	210,000

At June 30 , 2008, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
210,000	$0.15	April 25, 2009

210,000

B.

Articles of Incorporation and By-laws

Incorporation

We were incorporated on November 2, 2004 under the Business Corporations Act (British Columbia) as 0707729 B.C. Ltd.  On February 18, 2005, we changed our name to Golden Oasis Exploration Corp.

Objects and Purposes of the Company

Our Articles of Incorporation place no restrictions upon our objects and purposes.

Directors’ Powers

Our Articles of Incorporation provide that a director or senior officer who holds a disclosable interest [as that term is used in the Business Corporations Act (British Columbia)] in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.  Our Articles of Incorporation do not contain any other special provision with respect to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.  Such power of directors will be exercised by our directors in accordance with Sections 147 to 153 of the Business Corporations Act (British Columbia), which provides in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (British Columbia).  The Business Corporations Act (British Columbia) also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

Section 13.5 of our Articles of Incorporation provides that our directors may from time to time determine that our directors are entitled to remuneration for acting as directors.  If our directors so decide, the remuneration of our directors, if any, will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of our company as such, who is also a director.  Section 13.7 of our Articles of Incorporation provides that if any director performs any professional or other services for us that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about our business, he or she may be paid remuneration fixed by the directors, or at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 8.1 of our Articles of Incorporation provides that we may, if authorized by our directors:

(a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage or charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Section 13.4 of our Articles of Incorporation provides that a director is not required to hold a share in the capital of our company as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director.

There is no provision in our Articles of Incorporation imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value.  Each of our common shares entitles the holder thereof to notice and to attend and to cast 1 vote for each matter to be decided at a general meeting of our company.  Our common shares do not have special rights or restrictions attached.

Section 11.1 of our Articles of Incorporation provides that:

At a meeting of shareholders, the following business is special business:

(a)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)

at an annual general meeting, all business is special business except for the following:

(i)

business relating to the conduct of or voting at the meeting;

(ii)

consideration of any financial statements of the Company presented to the meeting;

(iii)

consideration of any reports of the directors or auditor;

(iv)

the setting or changing of the number of directors;

(v)

the election or appointment of directors;

(vi)

the appointment of an auditor;

(vii)

the setting of the remuneration of an auditor;

(viii)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

All business other than special business is passed by ordinary resolution.  The percentage vote required to pass an ordinary resolution at a meeting of our shareholders is a simple majority, which is any amount greater than 50% of the votes cast on the resolution.

The percentage vote required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Procedures to Change the Rights of Shareholders

Subject to the Business Corporations Act (British Columbia), we may by special resolution of our shareholders (a special resolution of our shareholders must be approved by at least 2/3% of our shareholders that are present at a meeting):

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The conditions for action to change the rights of shareholders are not more significant than is required by Business Corporations Act (British Columbia).

Meetings

Section 10.1 of our Articles of Incorporation provides that, unless an annual general meeting is deferred or waived in accordance with Business Corporations Act, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by directors.

Section 10.4 of our Articles of Incorporation requires that we send notice of the date, time and location of any meeting of shareholders, in the manner provided in our Articles of Incorporation or in such other manner, if any, as may be prescribed by ordinary resolution, to each shareholder entitled to attend the meeting, to each director and to the auditor of our company, unless our Articles otherwise provide, at least 21 days before the meeting.  The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders and entitled to vote at any meeting of shareholders.

Generally, notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and any reports of the directors or auditor, the setting and changing of the number of directors, the election or appointment of directors and appointment of auditor, the setting of the remuneration of the auditor, shall state the general nature of the special business and if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders at our records office or such other reasonably accessible location in British Columbia.

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, a shareholder will not invalidate any proceedings at that meeting.  A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the Business Corporations Act (British Columbia), our Notice of Articles or our Articles of Incorporation.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act (Canada), there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada), unless after review the Minister responsible for the Investment Canada Act (Canada) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada.  An investment in our common shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of our company and the value of the assets of our company was CAN$5 million or more.  An investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year.  This amount is currently CAN $281,000,000 for the year 2007.

A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act (Canada) if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares.  Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act (Canada), including, among others, the following:

1.

acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2.

acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act (Canada); and

3.

acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The Business Corporations Act (British Columbia) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower our board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our articles or in the Business Corporations Act (British Columbia) governing the threshold above which shareholder ownership must be disclosed.  The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in our registration statement on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the Business Corporations Act (British Columbia).

C.

Material Contracts

With the exception of the contracts listed below, we have not entered into any material contracts during the last twenty-four months.  For information regarding these contracts, please see “History and Development of our company”.

1.

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005, all relating to the Toiyabe Property in Lander County, Nevada;

2.

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005, all relating to the Lone Ranch Property in Ferry County, Washington;

3.

Right of First Offer Agreement between Newmont USA Limited, Newmont Capital Limited and our company dated July 25, 2005, relating to technical information relating to the Toiyabe Property in Lander County, Nevada;

4.

Agency Offering Agreement dated September 21, 2005 between our company and Canaccord Capital Corporation;

5.

Escrow Agreement dated January 27, 2006 among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd.;

6.

Assignment of Mineral Property Option between MinQuest Inc. and our company dated February 20, 2007, relating to the Empress Project in Esmeralda County, Nevada.

D.

Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.  Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax.  See “Taxation” below.

E.

Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”).  It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder.  Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the “CRA”).  This summary does not take into account Canadian provincial income tax consequences.  This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.  This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend.  Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty.  The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend.  In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid.  We would be required to withhold any such tax from the dividend and remit the tax directly to the CRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)

the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof.  Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)

the non-resident holder;

(b)

persons with whom the non-resident holder did not deal at arm's length- or

(c)

the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition.  In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)

the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)

they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)

the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition.  For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets.  This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor.  In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders.  Purchasers of shares of our common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of our common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income.  See “Foreign Tax Credit” below.  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company.  Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income.  A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations).  The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a U.S. Holder is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year.  However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”).  The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares.  Capital losses are deductible only to the extent of capital gains.  However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually.  In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years.  In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property.  Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for non-capital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the cap-ital gain/ordinary loss rule.  Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.  Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”).  The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph.  With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our company.  An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability.  The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if our company is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Unpedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of our common shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income.  Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses.  The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election.  Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code).  In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above).  The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F.

Dividends and Paying Agents

There is no dividend restriction or any special procedure for non-resident holders to claim dividends.  However, we have not declared dividends to our shareholders since our inception.

G.

Statement by Experts

The financial statements of our company as of July 31, 2007 included in this registration statement have been audited by Morgan & Company, Chartered Accountants, of P.O. Box 10007 Pacific Centre, Suite 1488 – 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.

Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC.  You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549.  In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information).  Requests for such copies should be directed to us at the following address:  Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6 (Telephone: (604) 602-4935). Our website address is: www.goldenoasis.ca. The information contained on our website does not form part of this registration statement.

The documents concerning our company may be viewed at our offices at the address provided in the preceding paragraph, during normal business hours.

I.

Subsidiary Information

As at the date of this registration statement, we have one wholly owned subsidiary, Golden Oasis Exploration, a Nevada corporation.

Item 11

Quantitative and Qualitative Disclosures About Market Risk

Our Toiyabe Property is currently at the exploration stage and our operations are limited to exploring the Toiyabe Property.  Therefore, our market risks are minimal.  We may, however, have future property exploration requirements due in currencies other than the Canadian dollars.  As a Canadian company, our cash balances are kept in Canadian funds.  Therefore, we may become exposed to some interest rate risks.  We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

Item 12

Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13

Defaults, Dividend Arrearages and Delinquencies.

None

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15

Controls and Procedures

Not Applicable

Item 16

[Reserved]

A.

Audit Committee Financial Expert

Not Applicable

B.

Code of Ethics

Not Applicable

C.

Principal Accountant Fees and Services

Not Applicable

D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17

Financial Statements

Financial Statements filed as part of the registration statement:

Financial Statements of Golden Oasis Exploration Corp. for the years ended July 31, 2007 and 2006 reported on by Morgan & Company, Chartered Accountants.

Auditor’s Report of Morgan & Company, Chartered Accountants, dated November 14, 2007

Auditor’s Report of Amisano Hanson, Chartered Accountants, dated February 1, 2006, except as to Note 9 which is as of February 9, 2006

Consolidated Balance Sheets as at July 31, 2007 and 2006

Consolidated Statements of Operations for the years ended July 31, 2007 and 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statements of Cash Flows for the years ended July 31, 2007 and 2006 and for the period from November 2, 2004 (Date of Incorporation) to July 31, 2005

Consolidated Statement of Stockholders’ Equity for the years ended July 31, 2007 and 2006

Notes to the Consolidated Financial Statements

Unaudited Interim Consolidated Financial Statements of Golden Oasis Exploration Corp. for the three and nine month period ended April 30, 2008

Consolidated Balance Sheets as at April 30, 2008 and July 31, 2007

Consolidated Statement of Operations and Deficit for the three and nine months ended April 30, 2008 and 2007 and for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008

Consolidated Statement of Cash Flows for the for the three and nine months ended April 30, 2008 and 2007 and for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008

Consolidated Statement of Shareholders’ Equity for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008

Notes to the Interim Consolidated Financial Statements

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2007 AND 2006

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Golden Oasis Exploration Corp. (An Exploration Stage Company)

We have audited the consolidated balance sheets of Golden Oasis Exploration Corp. (an exploration stage company) as at July 31, 2007 and 2006, and the consolidated statements of operations, cash flows and shareholders’ equity for the periods then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2005, and for the period from November 2, 2004 (date of incorporation) to July 31, 2005, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 1, 2006, except as to Note 9, which is as of February 9, 2006.

Vancouver, Canada	“Morgan & Company”
November 14, 2007	Chartered Accountants

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Golden Oasis Exploration Corp.

We have audited the consolidated balance sheet of Golden Oasis Exploration Corp. (the “Company”) as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the period November 2, 2004 (Date of Incorporation) to July 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and the results of its operations and its cash flows for the period November 2, 2004 (Date of Incorporation) to July 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	/s/ AMISANO HANSON”
February 1, 2006, except as to Note 9, which is as of February 9, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has not yet achieved profitable operations, is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated February 1, 2006, except as to Note 9, which is as of February 9, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	/s/ AMISANO HANSON”
February 1, 2006, except as to Note 9, which is as of February 9, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

July 31,	2007	2006
ASSETS

Current
Cash and equivalents – Note 2	$777,667	$2,183,809
Short term investments	502,324	1,002,382
Prepaid expenses and deposits	16,226	17,176
Goods and services tax receivable	15,054	16,090
	1,311,271	3,219,457

Equipment and leaseholds – Note 3	28,423	32,569
Reclamation bonds – Note 4	66,821	27,794
Resource properties – Notes 4, 6 and 12	1,951,578	433,393

	$3,358,093	$3,713,213

LIABILITIES

Current
Accounts payable and accrued liabilities	$42,722	$23,746

Asset retirement obligation – Note 4	27,005	-
	69,727	23,746

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5, 6 and 12	4,183,285	4,121,285
Contributed Surplus – Note 5	746,718	746,718
Deficit	(1,641,637)	(1,178,536)

	3,288,366	3,689,467

	$3,358,093	$3,713,213

Nature of Operations – Note 1

Commitments – Notes 4, 5 and 7

Subsequent events – Note 12

APPROVED ON BEHALF OF THE DIRECTORS:

(sgd) “Robert Eadie”	Director	(sgd) “Gary Arca”	Director

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

			November 2, 2004
	For the year ended	For the year ended	(Date of Incorporation)
	July 31, 2007	July 31, 2006	to July 31, 2005

Expenses
Accounting and audit fees	$24,621	$31,100	$7,500
Amortization	7,974	8,023	3,840
Bank charges and interest	327	1,769	1,026
Consulting fees – Note 6	138,931	140,311	45,608
Corporate finance fees – Note5	-	-	7,500
Insurance	11,750	8,305	-
Legal fees	16,850	9,681	4,467
Office and miscellaneous	100,783	44,506	6,003
Rent – Note 7	15,210	15,712	12,238
Shareholder communications	147,428	76,626	-
Stock-based compensation	-	746,718	-
Transfer agent and filing fees	32,988	24,355	1,279
Travel	30,913	14,887	-

Loss for the year before other items	(527,775)	(1,121,993)	(89,461)

Other items
Foreign exchange gain (loss)	(12,298)	(6,560)	11,499
Interest and investment income	76,972	27,979	-

	64,674	21,419	11,499

Net loss for the year	$(463,101)	$(1,100,574)	(77,962)

Basic and diluted loss per share	$(0.03)	$(0.10)	$(0.01)

Weighted average number of shares
outstanding	17,718,307	11,532,103	6,289,890

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

			November 2, 2004
	For the year ended	For the year ended	(Date of Incorporation)
	July 31, 2007	July 31, 2006	to July 31, 2005

Cash Flows from Operating Activities
Net loss for the period	$(463,101)	$(1,100,574)	$(77,962)
Non-cash items:
Amortization	7,974	8,023	3,840
Stock-based compensation	-	746,718	-
Changes in non-cash working capital items:
Prepaid expenses and deposits	950	(1,462)	(15,714)
Goods and services tax receivable	1,036	(16,090)	-
Accounts payable and accrued liabilities	5,087	(81,192)	104,938

	(448,054)	(444,577)	15,102

Cash Flows used in Investing Activities
Reclamation Bonds	(39,027)	(27,794)	-
Short term investments	500,058	(1,002,382)	-
Resource properties	(1,415,291)	(132,541)	(260,852)
Equipment and leaseholds	(3,828)	(12,849)	(31,583)

	(958,088)	(1,175,566)	(292,435)

Cash Flows from Financing Activities
Issuance of common shares	-	4,002,375	501,001
Share issue costs	-	(422,091)	-

	-	3,580,284	501,001

Increase (decrease) in cash and equivalents	(1,406,142)	1,960,141	223,668

Cash and equivalents, beginning of period	2,183,809	223,668	-

Cash and equivalents, end of period	$777,667	$2,183,809	$223,668

Supplementary disclosure of cash flow
information
Cash paid for:
Interest	$-	$-	$-

Income taxes	$-	$-	$-

Non-cash Transactions – Note 4

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended July 31, 2007 and 2006

(Stated in Canadian Dollars)

				Contributed
		Shares	Amount	Surplus	Deficit	Total

Issued for cash
At incorporation	- at $1.00	1	$1	$-	$-	$1
Pursuant to private placements:	- at $0.01	3,000,000	30,000	-	-	30,000
	- at $0.10	4,710,000	471,000	-	-	471,000
Net loss for the period ended July 31, 2005		-	-	-	(77,962)	(77,962)

Balance, July 31, 2005		7,710,001	501,001	-	(77,962)	423,039
Issued for cash pursuant to:
Initial Public Offering	- at $0.40	4,000,000	1,600,000	-	-	1,600,000
Private placements	- at $0.10	20,000	2,000	-	-	2,000
	- at $0.25	314,000	78,500	-	-	78,500
	-at $0.45	5,150,000	2,317,500	-	-	2,317,500
Exercise of agent’s warrants	- at $0.50	8,750	4,375	-	-	4,375
Issued for agent’s commission		251,720	106,274	-	-	106,274
Agent’s warrants commission charge		-	564,912	-	-	564,912
Share issue costs			(1,093,277)	-	-	(1,093,277)
Issued for resource property right	- at $0.40	100,000	40,000	-	-	40,000
Stock-based compensation charge		-	-	746,718	-	746,718
Net loss for the year ended July 31, 2006		-	-	-	(1,100,574)	(1,100,574)

Balance, July 31, 2006		17,554,471	4,121,285	746,718	(1,178,536)	3,689,467

Issued for resource property rights	- at $0.31	200,000	62,000	-	-	62,000
Net loss for the year ended July 31, 2007		-	-	-	(463,101)	(463,101)

Balance, July 31, 2007		17,754,471	$4,183,285	$746,718	$(1,641,637)	$3,288,366

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2007

(Stated in Canadian Dollars)

Note 1

Nature of Operations

The Company was incorporated on November 2, 2004 under the British Columbia Business Corporations Act as 0707729 B.C. Ltd. and changed its name to Golden Oasis Exploration Corp. on February 18, 2005. The Company completed an Initial Public Offering (“IPO”) on February 27, 2006 and began trading on the TSX Venture Exchange (the “Exchange”) as a publicly listed entity.

The Company is in the exploration stage and has entered into mining option agreements in respect of mineral properties in the United States of America.  The economic recoverability of the properties’ reserves has yet to be determined.  The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof.  The outcome of these matters cannot be predicted with any certainty at this time.

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”), which are the same as those in the United States of America except as described in Note 11.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may vary from these estimates.

The financial statements, have in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Golden Oasis Exploration, a Nevada company (“GO US”). All significant inter-company transactions have been eliminated.

Exploration Stage

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 “Accounting and Reporting by Development Stage Enterprises.”  The Company is devoting its present efforts to exploring its mineral properties.  All losses accumulated since inception has been considered as part of the Company’s exploration stage activities.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 90

Note 2

Significant Accounting Policies – (cont’d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and equivalents, short term investments, reclamation bonds, deposits and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are determined based on differences between tax and accounting basis of assets and liabilities.  The future tax assets or liabilities are calculated using the tax rates for the period in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Equipment and Leaseholds and Amortization

Equipment and leaseholds are recorded at cost.  The Company provides for amortization on the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	45%

Leasehold improvements are amortized on a straight-line basis over five years.  Office art is included in furniture and equipment and is not amortized.

Amortization on additions made during the year are recorded at one half annual rates.

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 91

Note 2

Significant Accounting Policies – (cont’d)

Resource Properties – (cont’d)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations.  Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities.  The liabilities are calculated using the net present value of the cash flows required to settle the obligation.  A corresponding amount is capitalized to the related asset.  Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset.  The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars using the exchange rate prevailing at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Foreign currency denominated revenues and expenses are recorded at the exchange rate prevailing at the transaction date.  Translation gains or losses are included in operations for the period.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At July 31, 2007, the Company held $251,259 (2006 - $1,522,833) in Government of Canada T-Bills.

Short Term Investments

The Company has short term investments consisting of government of Canada T-Bills which are carried at cost plus accrued interest and are valued at the lower of market value or cost.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 92

Note 2

Significant Accounting Policies – (cont’d)

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date.  The estimated fair value of awards of stock-based compensation are charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future recoverability of its mineral property costs.  Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Note 3

Equipment and Leaseholds

		July 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$9,995	$6,280	$3,715
Furniture and equipment	26,980	7,914	19,066
Leasehold improvements	11,285	5,643	5,642

	$48,260	$19,837	$28,423

		July 31, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$8,563	$3,826	$4,737
Furniture and equipment	24,583	4,650	19,933
Leasehold improvements	11,285	3,386	7,899

	44,431	$11,862	$32,569

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 93

Note 4

Resource Properties – Notes 6 and 12

a)

Summary of Resource Properties

		Year ended July 31, 2007
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$89,662	$343,731	$-	$433,393

Resource properties – acquisition costs	64,639	64,639	13,892	143,170

Resource properties – deferred expenditures
Claim staking costs	-	-	22,439	22,439
Claim maintenance fees	-	32,921	-	32,921
Drilling	-	868,097	-	868,097
Geological consulting	28,221	107,477	18,967	154,665
Geophysics	79,565	50,736	4,236	134,537
Geology	31,012	64,168	9,259	104,439
Site restoration	-	27,005	-	27,005
Travel	15,456	15,456	-	30,912

	154,254	1,165,860	54,901	1,375,015

Balance, end of year	$308,555	$1,574,230	$68,793	$1,951,578

		Year Ended July 31, 2006
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of year	$59,813	$201,039	$-	$260,852

Resource properties – acquisition costs	20,000	20,000	-	40,000

Resource properties – deferred expenditures
Claim maintenance fees	8,731	32,023	-	40,754
Claim staking costs	-	3,896	-	3,896
Drilling	-	30,921	-	30,921
Geological consulting	1,118	36,898	-	38,016
Geophysics	-	16,299	-	16,299
Legal consulting	-	2,655	-	2,655

	9,849	122,692	-	132,541

Balance, end of year	$89,662	$343,731	$-	$433,393

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 94

Note 4

Resource Properties – Notes 6 and 12 – (cont’d)

b)

Environmental Protection Practices and Asset Retirement Obligation

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties.

Included in the carrying value of the mineral properties is $27,005 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2007 on the Toiyabe Property.  The fair value of the liability of $27,005 was determined to be equal to the estimated drill site remediation costs.  As at July 31, 2007, the Company has not commenced development at any property and, accordingly, a reasonable estimate of the timing of the cash flows cannot be made.

During fiscal year July 31, 2006, the Company posted non-interest bearing bonds of $27,794 (US$24,577) with the State of Nevada government mineral resource agencies as security for these obligations.  During fiscal year July 31, 2007, the Company posted additional non-interest bearing bonds of $38,265 (US$35,000).

c)

Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”).  Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 common shares of the Company and the Company must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

-

US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;

-

US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;

-

US$45,000(paid) and 150,000 common shares (subsequently issued) by August 15, 2007;

-

US$60,000 and 100,000 common shares by August 15, 2008;

-

US$80,000 by August 15, 2009;

-

US$100,000 by August 15, 2010; and

-

US$170,000 by August 15, 2011.

Exploration Expenditures:

-

US$50,000 by August 15, 2006 (incurred);

-

US$125,000 by August 15, 2007 (incurred);

-

US$175,000 by August 15, 2008;

-

US$275,000 by August 15, 2009;

-

US$350,000 by August 15, 2010; and

-

US$425,000 by August 15, 2011.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 95

Note 4

Resource Properties – Notes 6 and 12 – (cont’d)

c)

Lone Ranch – (cont’d)

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty.  If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Subsequent to July 31, 2007 the Company staked an additional 83 claims in areas surrounding the Lone Ranch property.

d)

Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”).  Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 common shares of the Company and the Company must incur exploration expenditures of US$2,500,000 on the property as follows:

Consideration:

-

US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;

-

US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;

-

US$45,000 (paid) and 150,000 common shares (subsequently issued) by August 15, 2007;

-

US$60,000 and 200,000 common shares by August 15, 2008;

-

US$80,000 by August 15, 2009;

-

US$100,000 by August 15, 2010;

-

US$120,000 by August 15, 2011;

-

US$140,000 by August 15, 2012; and

-

US$400,000 by August 15, 2013.

Exploration Expenditures:

-

US$125,000 by August 15, 2006 (incurred);

-

US$175,000 by August 15, 2007 (incurred);

-

US$200,000 by August 15, 2008;

-

US$275,000 by August 15, 2009;

-

US$325,000 by August 15, 2010;

-

US$375,000 by August 15, 2011;

-

US$400,000 by August 15, 2012; and

-

US$625,000 by August 15, 2013.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty.  If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 96

Note 4

Resource Properties – Notes 6 and 12 – (cont’d)

e)

Empress

Pursuant to a property option agreement dated April 17, 2006, a company with a director in common (“Optionee”) had the right to acquire a 100% undivided interest in mining claims located in Esmeralda County, Nevada, United States of America (“Empress”).  By an assignment of mineral property option agreement dated February 20, 2007, the Company has been assigned the right to acquire a 100% undivided interest in Empress and agreed to be bound by the terms of the April 17, 2006 agreement.  In consideration for the interest the Optionee will retain a 3% NSR, and was reimbursed US$6,000 in acquisition costs and US$2,000 in mapping costs incurred. Consideration to the Optionor for the interest is US$546,000, payable as follows:

Consideration:

-

US$6,000 by April 30, 2007(paid);

-

US$10,000 by April 30, 2008;

-

US$15,000 by April 30, 2009;

-

US$15,000 by April 30, 2010; and

-

US$500,000 by April 30, 2011.

The Optionee has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty.  The Company must elect to complete any purchase of the NSR within 60 days of the completion of a positive production study.

Note 5

Share Capital – Notes 6 and 12

a)

Authorized

Unlimited common shares without par value

b)

Share Issuances

Initial Public Offering

The Company completed an IPO on February 27, 2006, for the issue of 4,000,000 units at a price of $0.40 per unit for proceeds of $1,600,000.  Each unit consists of one common share and one-half of a share purchase warrant.  Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.50 until February 27, 2008.  The Company paid a commission of $122,000 and issued 140,000 units, at a fair value of $56,000, on the same terms as the offering to the agent.  The Company was also required to pay a corporate finance fee of $7,500 and pay $17,000 of the agent’s legal expenses.  Their amounts have been recorded in the accounts as share issue costs.

The Company has also issued 800,000 share purchase warrants to the agent which are exercisable on the same terms as the offering warrants.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 97

Note 5

Share Capital – Notes 6 and 12 – (cont’d)

b)

Share Issuances – (cont’d)

Private Placement

The Company completed a private placement on April 4, 2006 and issued 5,150,000 units of the Company at a price of $0.45 per unit, for gross proceeds of $2,317,500.  Each unit was composed of one common share of the Company and one-half of one non-transferable common share purchase warrant.  Each whole warrant will entitle the holder to purchase one additional common share at an exercise price of $0.55 until April 4, 2008.   The warrants include an early expiry feature which the Company may trigger should the common shares close above $0.80 for a minimum period of twenty days on the Exchange.

The Agent received a cash commission of $123,606 and 111,720 units, at a fair value of $50,724, issued on the same terms as the units above.  The agent also received 966,000 agent warrants entitling the agent to acquire up to 966,000 common shares at $0.55 per share until April 4, 2008.

c)

Escrow Shares

As of July 31, 2007, the Company has 1,980,001 (2006 – 2,970,001) shares held in escrow.  Their release being subject to the policies of the Exchange. The escrow shares are released on a time release basis over a three year period with 15% of the original number of escrowed shares being released in six month intervals.

d)

Stock Options and Stock Based Compensation

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares.  The options will be exercisable for a maximum of 5 years from the date of grant.

The Company has granted directors and employees common stock purchase options.  Each stock option allows the holder to purchase one share of the Company at the exercise price.

Summary of stock option activities during the year ended July 31, 2007, is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Outstanding at July 31, 2005	-	-
Granted	1,758,000	$0.50
Cancelled	(25,000)	$0.50
Outstanding and exercisable at July 31, 2006	1,733,000	$0.50
Granted	-	-
Cancelled	(13,000)	-
Outstanding and exercisable at July 31, 2007	1,720,000	$0.50

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 98

Note 5

Share Capital – Notes 6 and 12 – (cont’d)

d)

Stock Options and Stock Based Compensation – (cont’d)

Outstanding and exercisable stock options at July 31, 2007 are as follows:

	Average Remaining	Weighted Average
Number	Contractual Life	Exercise Price
Outstanding	(in Years)	Per Share

800,000	3.30	$0.40
403,000	3.59	$0.50
517,000	3.68	$0.65

1,720,000	3.48	$0.50

The Company has recorded $746,718 of stock based compensation expense for stock options awarded to directors and consultants during the year ended July 31, 2006.  The Company uses the Black Scholes option pricing model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the year ended July 31, 2006:

Dividend yield	Nil
Annualized volatility	112%
Risk-free interest rate	4.06 - 4.22%
Expected life	5 years

e)

Warrants

Summary of share warrants issued during the period ended July 31, 2007 are as follows:

Balance at July 31, 2005	-
Issued	6,466,860
Exercised	(8,750)
Balance at July 31, 2006	6,458,110
Issued	-
Exercised	-

Balance outstanding at July 31, 2007	6,458,110

As at July 31, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
2,861,250	$0.50	February 27, 2008
3,596,860	$0.55	April 4, 2008
6,458,110

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 99

Note 5

Share Capital – Notes 6 and 12 – (cont’d)

e)

Warrants

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

The Company has recorded $564,912 of agent warrant commission for stock warrants issued to the agents pursuant to share issuances during the year ended July 31, 2006.  The Company uses the Black Scholes option pricing model to estimate the fair value of the warrants at each issue date using the following weighted average assumptions for the year ended July 31, 2006:

Dividend yield	Nil
Annualized volatility	112%
Risk-free interest rate	4.09%
Expected life	2 years

Note 6

Related Party Transactions – Notes 4 and 12

The Company incurred the following costs with directors and companies controlled by directors of the Company:

			November 2, 2004
	For the year ended	For the year ended	(Date of Incorporation) to
	July 31, 2007	July 31, 2006	July 31, 2005

Consulting	$118,500	$82,760	$42,801
Rent	-	-	6,280
Resource properties
– property payments	67,278	-	22,215
– geological consulting	55,853	23,107	6,422

	$241,631	$105,867	$77,718

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

During the year ended July 31, 2006, 20,000 shares at $0.10 per share for proceeds of $2,000 were issued to parties related to a director and 45,000 shares were issued to directors at $0.45 per share for proceeds of $20,250. The Company also issued 100,000 shares to a Company controlled by a director pursuant to a resource property acquisition agreement at a value of $40,000.

During the period from November 2, 2004 (date of incorporation) to July 31, 2005 the Company issued 2,800,000 common shares at $0.01 and $0.10 per share for cash proceeds of $46,000 to directors of the Company.  The Company also issued 100,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $40,000.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 100

Note 7

Commitments

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments for each fiscal year end as follows:

July 2008	$15,012
2009	15,012
2010	8,757

$38,781

Note 8

Segmented Information

The Company operates in one operating segment, being the exploration and evaluation of mineral properties for development in the United States.

Assets by geographic segment, at cost, are as follows:

	2007	2006	2005

Canada	$1,157,988	$3,131,216	$174,917
United States	2,200,105	581,997	353,060
	$3,358,093	$3,713,213	$527,977

Note 9

Future Income Taxes

Total income tax recovery varies from the amounts that would be computed by applying the statutory income tax rate to loss before income taxes for the following reason:

			For the period from
	For the	For the	November 2, 2004
	year ended	year ended	(Date of Incorporation) to
	July 31, 2007	July 31, 2006	July 31, 2005
Average statutory income tax rate	34%	34%	36%

Income tax recovery on loss	$(157,000)	$(377,000)	$(28,000)
Changes in temporary differences	3,000	3,000	1,000
Benefit from items deductible for tax purposes	(493,000)	(74,000)	-
Unrecognized items for tax purposes	-	256,000	-
Benefit of income tax losses not recognized	647,000	192,000	27,000

	$-	$-	$-

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 101

Note 9

Future Income Taxes – (cont’d)

As at July 31, 2007, the Company has available non-capital losses in Canada and the United States of approximately $2,600,000 which may be carried forward to reduce taxable income in future years.  The non-capital losses, if unused, will expire on various dates to 2027.  Foreign resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Taxable value of equipment and leaseholds in excess
(shortage) of book value	$(2,000)	$4,000
Share issuance costs	85,000	114,000
Non-capital losses carried forward	882,000	218,000
Other temporary differences	(630,000)	(134,000)
Less: valuation allowance	(335,000)	(202,000)

	$-	$-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize all the future tax assets.

Note 10

Comparative Figures

Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s financial statement presentation.

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 102

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Resource Properties

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition costs, including mineral rights which include prospecting and exploration permits if they include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits, are considered tangible assets and must be capitalized.  Management reviews capitalized costs for impairment annually and records a write down to fair value if an impairment has occurred. To July 31, 2007 management has determined that there is no impairment.  Under US GAAP, exploration expenditures are generally expensed as incurred, therefore, an additional resource property expense is required under US GAAP.

Unrealized Foreign Currency Translation Gains (Losses)

Under Canadian GAAP, unrealized gains (losses) arising from the translation of integrated subsidiary companies are included in net income and unrealized gains (losses) arising from the translation of self-sustaining subsidiary companies are included in other comprehensive income.  Under US GAAP, unrealized gains (losses) arising from the translation of subsidiary companies are included in other comprehensive income and are excluded from the determination of net income.

Net Loss Per Share and Escrow Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.  The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the loss per share.

Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended July 31, 2007, 2006 and for the period from inception on November 2, 2004 to July 31, 2005.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 103

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

The impact of these differences on the consolidated financial statements are as follows:

				(Unaudited)
				Cumulative
			November 2,	from November
	For the year	For the year	2004 (Date of	2, 2004 (Date of
	ended	ended	Incorporation) to	Incorporation) to
	July 31, 2007	July 31, 2006	July 31, 2005	July 31, 2007
Statement of Loss:

Net loss for the period under Canadian GAAP	$(463,101)	$(1,100,574)	$(77,962)	$(1,641,637)
Foreign exchange translation adjustment reported
as comprehensive loss (gain) under US GAAP	12,298	6,560	(11,499)	7,359
Resource property exploration costs expensed
under US GAAP	(1,375,015)	(132,541)	(196,636)	(1,704,192)

Net loss for the period under US GAAP	(1,825,818)	(1,226,555)	(286,097)	(3,338,470)

Foreign exchange translation adjustment	(12,298)	(6,560)	11,499	(7,359)

Comprehensive loss under US GAAP	$(1,838,116)	$(1,233,115)	$(274,598)	$(3,345,829)

Basic and diluted loss per share under US GAAP	$(0.10)	$(0.11)	$(0.05)	$(0.27)

Statements of Cash Flows:

Cash flows (used in) provided by operating
activities under Canadian GAAP	$(448,054)	$(444,577)	$15,102	$(877,529)
Resource property exploration costs reported as
investing activities under Canadian GAAP	(1,375,015)	(132,541)	(196,636)	(1,704,192)

Cash flows used in operating activities under
US GAAP	(1,823,069)	(577,118)	(181,534)	(2,581,721)

Cash flows used in investing activities under
Canadian GAAP	(958,088)	(1,175,566)	(292,435)	(2,426,089)
Resource property exploration costs reported as
operating activities under US GAAP	1,375,015	132,541	196,636	1,704,192

Cash provided by (used in) investing activities
under US GAAP	416,927	(1,043,025)	(95,799)	(721,897)

Cash flows provided by financing activities under
Canadian and US GAAP	-	3,580,284	501,001	4,081,285

Increase (decrease) in cash under Canadian and
US GAAP	$(1,406,142)	$1,960,141	$223,668	$777,667

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 104

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

The impact of these differences on the consolidated financial statements – (cont’d):

	July 31,	July 31,
	2007	2006
Balance Sheets:
Assets
Total assets under Canadian GAAP	$3,358,093	$3,713,213
Resource property exploration costs expensed under US
GAAP	(1,704,192)	(329,177)

Total assets under US GAAP	$1,653,901	$3,384,036

Liabilities
Total liabilities under Canadian and US GAAP	$69,727	$23,746

Shareholders’ Equity
Deficit under Canadian GAAP	(1,641,637)	(1,178,536)
Resource property exploration costs capitalized under
Canadian GAAP	(1,704,192)	(329,177)

Deficit and Accumulated other comprehensive income under
US GAAP	(3,345,829)	(1,507,713)
Share capital under Canadian and US GAAP	4,183,285	4,121,285
Contributed surplus under Canadian and US GAAP	746,718	746,718

	1,584,174	3,360,290

Total liabilities and shareholders’ equity under US GAAP	$1,653,901	$3,384,036

Recent United States Accounting Pronouncements

i)

February 2007 – FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and permits entities to choose to measure many financial instruments at fair value and report unrealized gains and losses on these items in earnings at each subsequent reporting date.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not expect that the adoption of Statement No. 159 will have a material impact on the consolidated financial statements.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 105

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

ii)

September 2006 – FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.  This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity.  Companies with publicly traded equity securities are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  The Company does not expect that the adoption of Statement No. 158 will have a material impact on the consolidated financial statements.  September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on the consolidated financial statements.

iii)

September 2006 - FASB issued Statement No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not expect that the adoption of Statement No. 157 it will have a material impact on the consolidated financial statements.

iv)

June 2006 - FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.”  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.”  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 106

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

v)

In March 2006 - FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  The adoption of this statement did not have a significant effect on the Company’s future reported financial position or results of operations.

vi)

In February 2006 - FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.”  This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

vii)

November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting Standard) 115-1 – “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments”.  FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements.  FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.  The Company has determined that the adoption of FAS FSP 115-1 did not have an impact on its results of operations or financial position.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 107

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

viii)

May 2005 - FASB issued Statement No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FAS No. 3 ”.  FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  FAS 154 requires retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The provisions of FAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

ix)

March 2005 - The Emerging Issues Task Force issued EITF Issue 04-6 – “Accounting for Stripping Costs in the Mining Industry”, stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 – “Restatement and Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing”, (“ARB No. 43”)”.  Based upon this statement, post-production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.  The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has determined that the adoption of EITF Issue 04-6 did not have an impact on its results of operations or financial position since the Company is in the exploration stage.

x)

December 2004 - FASB issued Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”.  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  FAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  FAS 123(R) also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  FAS 123(R) replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB (Accounting Principles Board) Opinion No. 25 “Accounting for Stock Issued to Employees”.  The provisions of FAS 123(R) will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of FAS 123(R) did not have an impact on its results of operations or financial position.

Golden Oasis Exploration Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

July 31, 2007

(Stated in Canadian Dollars) - Page 108

Note 11

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

xi)

December 2004 - FASB issued Statement No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”.  The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  FAS 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 1, 2006.  Early application is permitted and companies must apply the standard prospectively. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

xii)

March 2004 - EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations” which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets.  The Company is in the exploration stage and has not yet established proven or probable reserves.  The adoption of EIFF 04-3 did not have an impact on the Company’s results of operations or financial position.

Note 12

Subsequent Event

Subsequent to July 31, 2007, the Company issued 300,000 shares and paid cash of US$90,000 pursuant to resource property acquisition agreements on the Lone Ranch and Toiyabe properties. These amounts were paid to a company controlled by a director of the Company.

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2008

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTER ENDED APRIL 30, 2008 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

April 30, 2008

(Stated in Canadian Dollars)

(Unaudited)

ASSETS	April 30,	July 31,
	2008	2007

Current
Cash and equivalents	$436,031	$777,667
Short term investments	-	502,324
Prepaid expenses and deposits	14,963	16,226
Goods and services tax receivable	12,150	15,054

	463,144	1,311,271
Equipment and leaseholds – Note 3	24,235	28,423
Reclamation Bond	66,821	66,821
Resource properties – Notes 4 and 6	2,887,291	1,951,578

	$3,441,491	$3,358,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$29,283	$42,722
Asset retirement obligation – Note 4	59,664	27,005

	88,947	69,727

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5 and 6	4,551,009	4,183,285
Contributed Surplus – Note 5	780,754	746,718
Deficit	(1,979,219)	(1,641,637)

	3,352,544	3,288,366

	$3,441,491	$3,358,093

Nature of Operations – Note 1
Commitments – Notes 4, 5 and 7
Subsequent event – Note 8

APPROVED BY THE DIRECTORS:

(sgd) “Robert Eadie”	Director	(sgd) “Gary Arca”	Director

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
for the three and nine months ended April 30, 2008 and 2007
and for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008

(Stated in Canadian Dollars)

(Unaudited)

					November 2, 2004
					(Date of Incorporation)
	For the three months ended April 30,		For the nine months ended April 30,		to April 30,
	2008	2007	2008	2007	2008

Expenses
Accounting and audit fees	$10,265	$1,603	$14,575	$7,153	$77,796
Amortization	1,877	1,994	5,267	5,980	25,104
Bank charges and interest	189	49	1,174	178	4,296
Consulting fees – Note 6	15,965	15,781	49,481	62,356	206,291
Corporate finance fees	-	-	-	-	7,500
Insurance	3,354	2,700	9,921	8,150	29,976
Legal fees	10,490	10,875	28,101	11,994	59,099
Management fees – Note 6	18,000	18,000	54,000	48,000	222,040
Office and miscellaneous	14,843	17,470	59,918	74,635	211,210
Rent	5,902	3,835	17,206	11,372	60,366
Shareholder communications	12,149	9,522	40,438	142,227	264,492
Stock-based compensation	20,760	-	20,760	-	767,478
Transfer agent and filing fees	11,825	7,255	21,549	33,861	80,171
Travel	4,567	10,425	17,097	52,894	62,897

Loss for the period before other items	(130,186)	(99,509)	(339,487)	(458,800)	(2,078,716)
Other items
Foreign exchange gain (loss)	1,166	(4,867)	(5,173)	(8,114)	(12,532)
Interest and investment income	755	8,549	7,078	64,156	112,029

	1,921	3,681	1,905	56,042	99,497

Net loss for the period	$(128,265)	$(95,827)	$(337,582)	$(402,758)	$(1,979,219)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.15)

Weighted average number of shares
outstanding	18,165,582	17,754,471	18,075,639	17,705,387	13,485,396

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and nine months ended April 30, 2008 and 2007
and for the period from November 2, 2004 (Date of Incorporation) to April 30, 2008
(Stated in Canadian Dollars)

(Unaudited)

					November 2, 2004 (Date
					of Incorporation) to
	Three months ended April 30,		Nine months ended April 30,		April 30,
	2008	2007	2008	2007	2008

Cash Flows from Operating Activities
Net loss for the period	$(128,265)	$(95,827)	$(337,582)	$(402,758)	$(1,979,219)
Non-cash item:
Amortization	1,877	1,994	5,267	5,980	25,104
Stock-based compensation	20,760	-	20,760	-	767,478
Foreign exchange	605	-	(982)	-	(982)

	(105,023)	(93,833)	(312,537)	(396,778)	(1,187,619)
Changes in non-cash working capital items:
Prepaid expenses and deposits	(2,750)	5,159	1,263	1,993	(14,963)
Goods and services tax receivable	(4,415)	4,332	2,904	6,094	(12,150)
Accounts payable and accrued liabilities	9,402	924	(13,439)	(14,435)	(29,283)

	(97,286)	(83,418)	(321,809)	(403,126)	(1,185,449)

Cash Flows used in Investing Activities
Reclamation bonds	-	-	-	-	66,821
Short term investments	-	257,763	502,324	(533,966)	-
Resource properties	(24,943)	(139,969)	(800,072)	(850,420)	(2,622,645)
Equipment and leaseholds	(1,079)	-	(1,079)	(3,828)	(49,339)

	(26,022)	117,794	(298,827)	(1,388,214)	(2,738,805)

Cash Flows from Financing Activity
Issuance of common shares	300,000	-	300,000	-	4,803,376
Share issue costs	(21,000)	-	(21,000)	-	(443,091)

	279,000	-	279,000	-	4,360,285

Increase (decrease) in cash and equivalents	155,692	34,376	(341,636)	(1,791,340)	436,031
Cash and equivalents, beginning of period	280,339	358,093	777,667	2,183,809	-

Cash and equivalents, end of period	$436,031	$392,469	$436,031	$392,469	$436,031

Supplementary disclosure of cash flow information
Cash paid for:
Interest	$-	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-	$-

Non-cash Transactions – Note 4 and 5

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
for the period November 2, 2004 (Date of Incorporation) to April 30, 2008
(Stated in Canadian Dollars)

(Unaudited)

				Contributed
		Shares	Amount	Surplus	Deficit	Total

Issued for cash
At incorporation	– at $1.00	1	$1	$-	$-	$1
Pursuant to private placements:	– at $0.01	3,000,000	30,000	-	-	30,000
	– at $0.10	4,710,000	471,000	-	-	471,000
Net loss for the period ended July 31, 2005		-	-	-	(77,962)	(77,962)

Balance, July 31, 2005		7,710,001	501,001	-	(77,962)	423,039
Issued for cash pursuant to:
Initial Public Offering	– at $0.40	4,000,000	1,600,000	-	-	1,600,000
Private placements	– at $0.10	20,000	2,000	-	-	2,000
	– at $0.25	314,000	78,500	-	-	78,500
	– at $0.45	5,150,000	2,317,500	-	-	2,317,500
Exercise of agent’s warrants	– at $0.50	8,750	4,375	-	-	4,375
Issued for agent’s commission		251,720	106,274	-	-	106,274
Agent’s warrants commission charge		-	564,912	-	-	564,912
Share issue costs			(1,093,277)			(1,093,277)
Issued for resource property rights	– at $0.40	100,000	40,000			40,000
Stock-based compensation charge		-	-	746,718	-	746,718
Net loss for the year ended July 31, 2006		-	-	-	(1,100,574)	(1,100,574)

Balance, July 31, 2006		17,554,471	4,121,285	746,718	(1,178,536)	3,689,467
Issued for resource property rights	– at $0.31	200,000	62,000	-	-	62,000
Net loss for the year ended July 31, 2007		-	-	-	(463,101)	(463,101)

Balance, July 31, 2007		17,754,471	4,183,285	746,718	(1,641,637)	3,288,366
Issued for cash pursuant to:
Private placement	– at $0.15	2,000,000	300,000	-	-	300,000
Share issue costs		-	(21,000)	-	-	(21,000)
Agents’ warrants commission charge		-	(13,276)	13,276	-	-
Issued for resource property rights	– at $0.34	300,000	102,000	-	-	102,000
Stock-based compensation		-	-	20,760	-	20,760
Net loss for the period ended April 30, 2008		-	-	-	(337,582)	(337,582)

Balance, April 30, 2008		20,054,471	$4,551,009	$780,754	$(1,979,219)	$3,352,544

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2008
(Stated in Canadian Dollars)

(Unaudited)

Note 1

Nature and Continuance of Operations

The Company was incorporated on November 2, 2004 under the British Columbia Business Corporations Act as 0707729 B.C. Ltd. and changed its name to Golden Oasis Exploration Corp. on February 18, 2005. The Company completed an Initial Public Offering (“IPO”) on February 27, 2006 and began trading on the TSX Venture Exchange (the “Exchange”) as a publicly listed entity.

The Company is in the exploration stage and has entered into mining option agreements in respect of mineral properties in the United States of America.  The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof.  The outcome of these matters cannot be predicted with any certainty at this time.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at April 30, 2008, the Company had not yet achieved profitable operations and has accumulated losses of $1,979,219 since its inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.  These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.  Working capital at April 30, 2008 was $433,861, however this may not be adequate to meet the Company’s obligations over the next twelve months.  If required, it is anticipated that any additional funding will be in the form of equity financing from the sale of common shares, however there is no guarantee that funding from such financings will be available in amounts sufficient to meet the commitments of the Company.

Note 2

Interim Reporting

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”), which are the same as those in the United States of America except as described in Note 9 .  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may vary from these estimates.

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.  These interim financial statements follow the same accounting policies and methods of their application as the July 31, 2007 annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s July 2007 annual financial statements.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 2

Note 3

Equipment and Leaseholds

		April 30, 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$11,073	$7,716	$3,357
Furniture and equipment	26,980	10,051	16,929
Leasehold improvements	11,285	7,336	3,949

	$49,338	$25,103	$24,235

		July 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$9,995	$6,280	$3,715
Furniture and equipment	26,980	7,914	19,066
Leasehold improvements	11,285	5,643	5,642

	$48,260	$19,837	$28,423

Note 4

Resource Properties

a)

Summary of Resource Properties

	Nine months ended April 30, 2008
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$308,555	$1,574,230	$68,793	$1,951,578

Resource properties – acquisition costs	101,918	101,918	-	203,836

Resource properties – deferred expenditures
Claim staking costs	37,605	-	-	37,605
Claim maintenance fees	18,324	22,463	7,899	48,686
Drilling	-	292,460	106,878	399,338
Geological consulting	15,199	75,013	33,738	123,950
Geophysics	-	74,621	3,232	77,853
Site restoration	-	-	33,641	33,641
Surveying	-	-	8,136	8,136
Travel	238	1,330	1,100	2,668

	71,366	465,887	194,624	731,877

Balance, end of period	$481,839	$2,142,035	$263,417	$2,887,291

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 3

Note 4

Resource Properties – (cont’d)

a)

Summary of Resource Properties – (cont’d)

	Year ended July 31, 2007
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$89,662	$343,731	$-	$433,393

Resource properties – acquisition costs	64,639	64,639	13,892	143,170

Resource properties – deferred expenditures
Claim staking costs	-	-	22,439	22,439
Claim maintenance fees	-	32,921	-	32,921
Drilling	-	868,097	-	868,097
Geological consulting	28,221	107,477	18,967	154,665
Geophysics	79,565	50,736	4,236	134,537
Geology	31,012	64,168	9,259	104,439
Site Restoration	-	27,005	-	27,005
Travel	15,456	15,456	-	30,912

	154,254	1,165,860	54,901	1,375,015

Balance, end of year	$308,555	$1,574,230	$68,793	$1,951,578

b)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties.

Included in the carrying value of the mineral properties is $60,646 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2008 and 2007 on the Toiyabe and Empress Properties.  The fair value of the liability of $60,646 was determined to be equal to the estimated drill site remediation costs.  As at April 30, 2008 , the Company has not commenced development at any property and, accordingly, a reasonable estimate of the timing of the cash flows cannot be made.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 4

Note 4

Resource Properties – (cont’d)

b)

Environmental Protection Practices – (cont’d)

During fiscal year July 31, 2006, the Company posted non-interest bearing bonds of $27,794 (US$24,577) with the State of Nevada government mineral resource agencies as security for these obligations.  During fiscal year July 31, 2007, the Company posted additional non-interest bearing bonds of $3 9,027 (US$35,000).

c)

Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”).  Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 common shares of the Company and the Company must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

-

US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;

-

US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;

-

US$45,000 (paid) and 150,000 common shares (issued) by August 15, 2007;

-

US$60,000 and 100,000 common shares by August 15, 2008;

-

US$80,000 by August 15, 2009;

-

US$100,000 by August 15, 2010; and

-

US$170,000 by August 15, 2011.

Exploration Expenditures:

-

US$50,000 by August 15, 2006 (incurred);

-

US$125,000 by August 15, 2007 (incurred);

-

US$175,000 by August 15, 2008;

-

US$275,000 by August 15, 2009;

-

US$350,000 by August 15, 2010; and

-

US$425,000 by August 15, 2011.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty.  If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

During the period ended January 31, 2008 , the Company staked an additional 83 claims in the areas surrounding the Lone Ranch Property.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 6

Note 4

Resource Properties – (cont’d)

d)

Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”).  Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 common shares of the Company and the Company must incur exploration expenditures of US$2,500,000 on the property as follows:

Consideration:

-

US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;

-

US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;

-

US$45,000 (paid) and 150,000 common shares (issued) by August 15, 2007;

-

US$60,000 and 200,000 common shares by August 15, 2008;

-

US$80,000 by August 15, 2009;

-

US$100,000 by August 15, 2010;

-

US$120,000 by August 15, 2011;

-

US$140,000 by August 15, 2012; and

-

US$400,000 by August 15, 2013.

Exploration Expenditures:

-

US$125,000 by August 15, 2006 (incurred);

-

US$175,000 by August 15, 2007 (incurred);

-

US$200,000 by August 15, 2008 (incurred);

-

US$275,000 by August 15, 2009 (incurred);

-

US$325,000 by August 15, 2010 (incurred);

-

US$375,000 by August 15, 2011 (incurred);

-

US$400,000 by August 15, 2012; and

-

US$625,000 by August 15, 2013.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty.  If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 7

Note 4

Resource Properties – (cont’d)

e)

Empress

Pursuant to a property option agreement dated April 17, 2006, a company with a director in common (“Optionee”) had the right to acquire a 100% undivided interest in mining claims located in Esmeralda County, Nevada, United States of America (“Empress”).  By an assignment of mineral property option agreement dated February 20, 2007, the Company has been assigned the right to acquire a 100% undivided interest in Empress and agreed to be bound by the terms of the April 17, 2006 agreement.  In consideration for the interest the Optionee will retain a 3% NSR, and was reimbursed US$6,000 in acquisition costs and US$2,000 in mapping costs incurred.  Consideration to the Optionor for the interest is US$546,000, payable as follows:

Consideration:

-

US$6,000 by April 30, 2007 (paid);

-

US$10,000 by April 30, 2008;

-

US$15,000 by April 30, 2009

-

US$15,000 by April 30, 2010; and

-

US$500,000 by April 30,2011.

The Optionee has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty.  The company must elect to complete any purchase of the NSR within the 60 days of the completion of a positive production study.

Note 5

Share Capital

a)

Authorized:

Unlimited common shares without par value

b)

Escrow Shares:

As of April 30, 2008 , the Company has 990 ,000 shares held in escrow.  Their release being subject to the policies of the Exchange.

c)

Private Placement

During the nine months ended April 30, 2008, the Company completed a non-brokered private placement of 2,000,000 shares at a price of $0.15 per share for proceeds of $300,000.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 8

Note 5

Share Capital – (cont’d)

c)

Private Placement – (cont’d)

The Company paid cash commissions of $21,000 and issued warrants entitling the agents to purchase up to 210,000 common shares of the Company at a price of $0.15 per share until April 25, 2009.  The agents’ warrants include an early expiry feature which the Company may trigger should the common shares of the Company close above $0.40 for a minimum period of ten (10) trading days on the Exchange.

c)

Stock Options and Stock-based Compensation

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares.  The options will be exercisable for a maximum of 5 years from the date of grant.

The Company has granted directors and employees common stock purchase options.  Each stock option allows the holder to purchase one share of the Company at the exercise price.

Summary of stock option activities is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Outstanding and exercisable at July 31, 2006	1,733,000	$0.50
Granted	-	-
Cancelled	(13,000)	$0.65

Options outstanding and exercisable at July 31, 2007	1,720,000	$0.50
Granted	220,000	$0.20
Cancelled	(135,000)	$0.65

Options outstanding and exercisable at April 30, 2008	1,805,000	$0.45

Outstanding and exercisable stock options at April 30, 2008 are as follows:

	Average Remaining	Weighted Average
Number	Contractual Life	Exercise Price
Outstanding	(in Years)	Per Share

800,000	2.54	$0.40
403,000	2.84	$0.50
517,000	2.93	$0.65
220,000	4.87	$0.20

1,805,000	2.97	$0.45

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 9

Note 5

Share Capital – (cont’d)

c)

Stock Options and Stock-based Compensation – (cont’d)

The fair value the stock options granted to directors and consultants during the nine months ended April 30, 2008 was $20,760.  This fair value amount has been recorded in the statement of operations, was credited to contributed surplus and has been excluded form the statement of cash flows.  The Company uses the Black Scholes option pricing model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the period ended April 30, 2008:

Dividend yield	Nil
Annualized volatility	99%
Risk-free interest rate	3.35%
Expected life	5 years

d)

Warrants

The fair value of the 210,000 agents’ warrants issued pursuant to the private placement was estimated to be $13,276 using the Black-Scholes fair value pricing model with the following assumptions at date of issue:

Dividend yield	Nil
Annualized volatility	95%
Risk-free interest rate	2.63%
Expected life	1 year

Based on the above, the fair value of the 210,000 agents’ warrants has been recorded in share capital and credited to contributed surplus on the balance sheet.

Summary of share warrant activity is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Balance outstanding at July 31, 2007 and 2006	6,458,110	$0.53
Issued	210,000	$0.15
Expired	(6,458,110)	$0.53

Balance outstanding at April 30, 2008	210,000	$0.15

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 10

Note 5

Share Capital – (cont’d)

d)

Warrants – (cont’d)

As at April 30, 2008, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
210,000	$0.15	April 25, 2009

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

Note 6

Related Party Transactions

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Nine Months
	Ended April 30,

	2008	2007

Consulting	$22,500	$45,000
Management fees	54,000	48,000
Resource properties – property payments	101,836	67,278
– geological consulting	46,524	57,046

	$224,860	$217,324

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the period ended April 30, 2008 , the Company issued 300,000 shares to a company controlled by a director pursuant to resource property acquisition agreements (Note 4) at a fair value of $102,000.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 11

Note 7

Commitments

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments during the Company’s fiscal years as follows:

July 2008	$15,012
2009	15,012
2010	8,757

$38,781

Note 8

Subsequent event

Subsequent to January 31, 2008 the Company granted 200,000 incentive stock options to directors, officers and consultants, exercisable at a price of $0.20 per share for a period of five years.

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada that differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Resource Properties

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition costs, including mineral rights which include prospecting and exploration permits if they include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits, are considered tangible assets and must be capitalized.  Management reviews capitalized costs for impairment annually and records a write down to fair value if an impairment has occurred. To April 30, 2008 management has determined that there is no impairment.  Under US GAAP, exploration expenditures are generally expensed as incurred, therefore, an additional resource property expense is required under US GAAP.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 12

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Resource Properties

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition costs, including mineral rights which include prospecting and exploration permits if they include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits, are considered tangible assets and must be capitalized.  Management reviews capitalized costs for impairment annually and records a write down to fair value if an impairment has occurred. To April 30, 2008 management has determined that there is no impairment.  Under US GAAP, exploration expenditures are generally expensed as incurred, therefore, an additional resource property expense is required under US GAAP.

Unrealized Foreign Currency Translation Gains (Losses)

Under Canadian GAAP, unrealized gains (losses) arising from the translation of integrated subsidiary companies are included in net income and unrealized gains (losses) arising from the translation of self-sustaining subsidiary companies are included in other comprehensive income.  Under US GAAP, unrealized gains (losses) arising from the translation of subsidiary companies are included in other comprehensive income and are excluded from the determination of net income.

Net Loss Per Share and Escrow Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.  The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the loss per share.

Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended July 31, 2007, 2006 and for the period from inception on November 2, 2004 to July 31, 2005.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 13

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

The impact of these differences on the consolidated financial statements:

			Cumulative
			from
			November 2,
			2004 (Date of
	Nine months	Nine months	Incorporation)
	ended	ended April 30,	to April 30,
	April 30, 2008	2007	2008
Statement of Loss:

Net loss for the period under Canadian GAAP	$(337,582)	$(402,758)	$(1,979,219)
Foreign exchange translation adjustment reported as
comprehensive loss (gain) under US GAAP	(1,632)	2,148	4,056
Resource property exploration costs expensed under
US GAAP	(731,876)	(785,342)	(2,436,068)

Net loss for the period under US GAAP	(1,071,090)	(1,185,952)	(4,411,251)

Foreign exchange translation adjustment	1,632	(2,148)	(4,036)

Comprehensive loss under US GAAP	$(1,069,458)	$(1,188,100)	$(4,415,287)

Basic and diluted loss per share under US GAAP	$(0.02)	$(0.07)	$(0.33)

Statement of Cash Flows:

Cash flows (used in) provided by operating activities
under Canadian GAAP	$321,809	$(403,126)	$(555,720)
Resource property exploration costs reported as
investing activities under Canadian GAAP	(731,876)	(785,342)	(2,436,068)

Cash flows used in operating activities under
US GAAP	(1,053,685)	(1,188,468)	(3,635,406)

Cash flows used in investing activities under
Canadian GAAP	(298,827)	(1,388,214)	(2,724,916)
Resource property exploration costs reported as
operating activities under US GAAP	731,876	785,342	2,436,068

Cash provided by (used in) investing activities under
US GAAP	433,049	(602,872)	(288,848)

Cash flows provided by financing activities under
Canadian and US GAAP	279,000	-	4,360,285

Increase (decrease) in cash under Canadian and
US GAAP	$(341,636)	$(1,791,340)	$436,031

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 14

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

The impact of these differences on the consolidated financial statements:

	April 30,	July 31,
	2008	2007
Balance Sheets:
Assets
Total assets under Canadian GAAP	$3, 441,491	$3,358,093
Resource property exploration costs expensed under US
GAAP	(2,409,063)	(1,704,192)

Total assets under US GAAP	$1, 032,428Z	$1,653,901

Liabilities
Total liabilities under Canadian and US GAAP	$88,947	$69,727

Shareholders’ Equity
Deficit under Canadian GAAP	(1, 979,219)	(1,641,637)
Resource property exploration costs capitalized under
Canadian GAAP	(2, 409,063)	(1,704,192)

Deficit and Accumulated other comprehensive income under
US GAAP	(4,388,282)	(3,345,829)
Share capital under Canadian and US GAAP	4,551,009	4,183,285
Contributed surplus under Canadian and US GAAP	780,754	746,718

	943,481	1,584,174

Total liabilities and shareholders’ equity under US GAAP	$1, 032,428	$1,653,901

Recent United States Accounting Pronouncements

i)

February 2007 – FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and permits entities to choose to measure many financial instruments at fair value and report unrealized gains and losses on these items in earnings at each subsequent reporting date.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not expect that the adoption of Statement No. 159 will have a material impact on the consolidated financial statements.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 15

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

ii)

September 2006 – FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.  This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity.  Companies with publicly traded equity securities are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  The Company does not expect that the adoption of Statement No. 158 will have a material impact on the consolidated financial statements.  September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on the consolidated financial statements.

iii)

September 2006 - FASB issued Statement No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not expect that the adoption of Statement No. 157 it will have a material impact on the consolidated financial statements.

iv)

June 2006 - FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.”  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.”  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 16

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

v)

In March 2006 - FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. Statement No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  The adoption of this statement did not have a significant effect on the Company’s future reported financial position or results of operations.

vi)

In February 2006 - FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.”  This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  In addition, Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  Statement No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

vii)

November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting Standard) 115-1 – “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments”.  FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements.  FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.  The Company has determined that the adoption of FAS FSP 115-1 did not have an impact on its results of operations or financial position.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 17

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

viii)

May 2005 - FASB issued Statement No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FAS No. 3 ”.  FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  FAS 154 requires retrospective application to prior periods’ financial statements of changes in an accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The provisions of FAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after June 1, 2006.  The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

ix)

March 2005 - The Emerging Issues Task Force issued EITF Issue 04-6 – “Accounting for Stripping Costs in the Mining Industry”, stating that post-production stripping costs are a component of mineral inventory costs subject to the provisions of the American Institute of Certified Public Accountants Accounting Research Bulletin No. 43 – “Restatement and Revision of Accounting Research Bulletins, Chapter 4, “Inventory Pricing”, (“ARB No. 43”)”.  Based upon this statement, post-production stripping costs are considered as costs of the extracted minerals under a full absorption costing system and are recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  In addition, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.  The provisions will be effective for financial statements issued for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has determined that the adoption of EITF Issue 04-6 did not have an impact on its results of operations or financial position since the Company is in the exploration stage.

x)

December 2004 - FASB issued Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”.  This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements.  FAS 123(R) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees.  FAS 123(R) also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions.  FAS 123(R) replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB (Accounting Principles Board) Opinion No. 25 “Accounting for Stock Issued to Employees”.  The provisions of FAS 123(R) will be effective for the Company beginning with its fiscal year ending 2007.  The Company has determined that the adoption of FAS 123(R) did not have an impact on its results of operations or financial position.

Golden Oasis Exploration Corp.

Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 18

Note 9

Differences Between Canadian and United States Generally Accepted Accounting Principles - (cont’d)

Recent United States Accounting Pronouncements – (cont’d)

xi)

December 2004 - FASB issued Statement No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”.  The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  FAS 153 amends Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 1, 2006.  Early application is permitted and companies must apply the standard prospectively. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

xii)

March 2004 - EITF issued EITF 04-3, “Mining Assets’ Impairment and Business Combinations” which concluded that entities should generally include values in mining properties beyond proven and probable reserves and the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets.  The Company is in the exploration stage and has not yet established proven or probable reserves.  The adoption of EIFF 04-3 did not have an impact on the Company’s results of operations or financial position.

Item 18

Financial Statements

Refer to Item 17 - Financial Statements.

Item 19

Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Description
1.	Articles of Incorporation
1.1	Articles of Golden Oasis Exploration Corp.
1.2	By-laws of Golden Oasis Exploration Corp.
4.	Material Contracts
4.1

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005 regarding the Lone Ranch Property

4.2	Amending Agreement between MinQuest Inc. and our company dated May 15, 2005 regarding the Lone Ranch Property
4.3	Amending Agreement between MinQuest Inc. and our company dated November 30, 2005 regarding the Lone Ranch Property
4.4

Mineral Property Option Agreement between MinQuest Inc. and our company dated January 23, 2005, together with amending agreements dated May 15, 2005 and November 30, 2005 regarding the Toiyabe Property

4.5	Amending Agreement between MinQuest Inc. and our company dated May 15, 2005 regarding the Toiyabe Property
4.6	Amending Agreement between MinQuest Inc. and our company dated November 30, 2005 regarding the Toiyabe Property
4.7	Right of First Offer Agreement between Newmont USA Limited, Newmont Capital Limited and our company dated July 25, 2005
4.8	Agency Offering Agreement dated September 21, 2005 between our company and Canaccord Capital Corporation
4.9

Escrow Agreement dated January 27, 2006 among our company, Computershare Investor Services Inc., Robert Eadie, Richard Kern, Peter Barnes, Gary Hawthorn, Robert Sibthorpe, MinQuest Inc. and 668730 B.C. Ltd.

4.10	Assignment of Mineral Property Option between MinQuest Inc. and our company dated February 20, 2007, relating to the Empress Project in Esmeralda County, Nevada
4.11	Share Option Plan dated December 20, 2007
4.12	Form of Subscription Agreement for private placement in November 2004
4.13	Form of Subscription Agreement for private placement in January 2005
4.14	Form of Subscription Agreement for private placement in September 2005
8.	Subsidiaries
8.1	Golden Oasis Exploration

15.	Additional Exhibits
15.1 *	Consent of Morgan & Company, Chartered Accountants
15.2 *	Consent of Amisano Hanson, Chartered Accountants

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GOLDEN OASIS EXPLORATION CORP.

“Robert Eadie”

Robert Eadie

Chief Executive Officer

Date:  August 22, 2008